Miller Energy Resources 9051 Executive Park Drive Suite 103 Knoxville, TN 37923 O: (865) 223-6575 F: (865) 691-8209 paul@millerenergyresources.com

June 27, 2011

'CORRESP'

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	Robert Carroll
Ethan Horowitz, Branch Chief

Re:	Miller Energy Resources, Inc.
Form 10-K for the year ended April 30, 2010 Filed July 28,2010
File No. 001-34732

Ladies and Gentlemen:

Miller Energy Resources, Inc. (the “Company”) is in receipt of the Staff’s comment letter dated June 7, 2011. Following are the Company’s responses to the Staff’s comments contained in such letter.

Based on our review of the Staff’s comment letter, and as further described herein, and given the proximity of receipt of these comments to our fiscal year end, as indicated in certain responses below, we respectfully propose to make appropriate clarifications or modifications to certain of our disclosures in our April 30, 2011 Form 10-K, which we currently expect to file by July 14, 2011.

Form 10-K for Fiscal Year Ended April 30, 2010

Note 6. Acquisitions

KTO Acquisition. Page F-14

1.
We note your response to our prior comment 3 and your disclosure that Lee Keeling and Associates, Inc. (“LKA”) performed the fair value analysis for proved developed reserves and provided you with a PV-10 value in the amount of $252,455, which you recorded. Citing the accounting guidance used, tell us why it is appropriate to record this acquisition at the PV-10 value. We also note the KTO acquisition was a purchase of select assets only. Please provide your analysis and tell is how the KTO acquisition meets the definition of a business and why your accounting for this asset acquisition as a business combination is appropriate pursuant to ASC 805-10-15-4(b).

RESPONSE:

We do not believe the KTO acquisition was within the scope of ASC 805-10-15-4(b)  because the KTO assets acquired constituted  an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of economic benefits directly to the Company.  ASC 805-10-55-4 indicates that a business consists of inputs and processes applied to those inputs that have the ability to create outputs.

An analysis of the KTO inputs, processes, and outputs follows:

Inputs

The Company acquired 153 producing oil and gas wells and more than 100 oil and gas wells that were not producing on the date of acquisition, but had the potential to be reworked by the Company and put back into production with minimal capital investment and limited operational risk.  We also retained several KTO employees closely associated with KTO’s oil and gas production business.

Processes

The Company acquired KTO’s entire oil and gas production business, which included a standard system / convention, that when applied to the acquired inputs (oil and gas wells) had the ability to create outputs (oil and gas production).  As permitted by ASC 805-10-55-5, to be capable of being conducted and managed for the defined purpose (generating a return in the form of economic benefit for the Company), a business need not include all of the inputs or processes that the seller used in operating the business as long as the Company is able to integrate the business with their own inputs and processes.  The Company had extensive knowledge of oil and gas wells in the locale and already owned and operated a number of oil and gas wells in the same geographical area, and consequently, already had an existing infrastructure for operating oil and gas wells in place.

Outputs

The Company acquired 153 oil and gas wells that were producing outputs on the date of acquisition.  While more than 100 oil and gas wells acquired were shut in, based on the Company’s existing customer infrastructure and extensive experience and knowledge of the locale, the Company had a number of potential customers on the date of acquisition, such as Atlas, which we currently drill for on a subcontract basis.  ASC 805-10-55-4 indicates that outputs are not required for an integrated set of activities to qualify as a business as the key determinant is whether the inputs and processes are capable of producing outputs.

In summary, in acquiring KTO’s entire oil and gas production business, the Company acquired inputs, processes and outputs consistent with the three key elements of a business as defined by ASC 805-10-20, and accordingly, the Company accounted for this transaction as a business combination.

Also, we recorded the transaction using the PV-10 value as we believe the difference between PV-10 (using 12 month average pricing) and cash flows using a forwards strip price discounted at 10% would not be material – we calculate it to be no more than a $40,000 difference.  We believe a 10% discount rate is a reasonable market participant discount rate to be applied to the oil and gas properties acquired.

2.
We note you accounted for each of your fiscal 2010 acquisition, including KTO, as business combinations. Please tell us and disclose how you concluded the ETC acquisition met the definition of a business pursuant to ASC 805-10-20 and ASC-10-55-4 through 55-9.

RESPONSE:

We concluded that the ETC acquisition met the definition of a business pursuant to ASC 805-10-20 and ASC 805-10-55-4 through 55-9 because ETC constituted an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of economic benefits directly to the Company.  ASC 805-10-55-4 indicates that a business consists of inputs and processes applied to those inputs that have the ability to create outputs.

An analysis of ETC inputs, processes, and outputs follows:

Inputs

The Company acquired 221 producing oil and gas wells, oil and gas equipment, real estate, employees and managed services contracts.  The Company also acquired wells that were not producing on the date of acquisition, but had the potential to be reworked by the Company and put back into production with minimal capital investment and limited operational risk.

Processes

The Company acquired 100% ownership in ETC, which included a standard system / convention, that when applied to the acquired inputs (oil and gas wells and managed services contracts) had the ability to create outputs (oil and gas production and managed services revenue).  As permitted by ASC 805-10-55-5, to be capable of being conducted and managed for the defined purpose (generating a return in the form of economic benefit for the Company), a business need not include all of the inputs or processes that the seller used in operating the business as long as the Company is able to integrate the business with their own inputs and processes.  The Company had extensive knowledge of oil and gas wells in the locale and already owned and operated a number of oil and gas wells in the same geographical area, and consequently, already had an existing infrastructure for operating oil and gas wells in place.

Outputs

The Company acquired 221 oil and gas wells that were producing outputs on the date of acquisition.  While the Company also acquired nonproducing wells that were shut in on the date of acquisition, based on the Company’s existing customer infrastructure and extensive experience and knowledge of the locale, the Company had a number of potential customers on the date of acquisition, such as Atlas, which we currently drill for on a subcontract basis.  ASC 805-10-55-4 indicates that outputs are not required for an integrated set of activities to qualify as a business as the key determinant is whether the inputs and processes are capable of producing outputs.

In summary, in acquiring 100% ownership of ETC, the Company acquired inputs, processes and outputs consistent with the three key elements of a business as defined by ASC 805-10-20, and accordingly, the Company accounted for this transaction as a business combination.

Alaska Acquisition, page F-15

3.	We note your response to our prior comment six and that you accounted for the Alaska acquisition as a business combination pursuant to ASC Topic 805-20. We also note the following:

•	In November 2009, certain assets of Pacific Energy were permitted by the bankruptcy court to be sold in pieces:

•	The Pacific Energy administration and accounting staff had largely been dismantled as of October 2009;

•	The Alaska oil and gas had ceased production by August 31, 2009 and had not been fully operational for months;

•	Several of the wells had become inoperable, as the well casings had collapsed and require rework; and

•
Your Osprey offshore drilling platform ceased production in July 2009, was inoperative, and none of the oil wells supported by the offshore drilling platform could resume production without substantial investment.

Given your description of the assets acquired, tell us how this meets the definition of a business pursuant to ASC 805-10-20 and ASC-10-55-4 through 55-9.

RESPONSE:

We concluded that the Alaska acquisition met the definition of a business pursuant to ASC 805-10-20 and ASC 805-10-55-4 through 55-9 because the Alaska assets acquired constituted an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of economic benefits directly to the Company.  ASC 805-10-55-4 indicates that a business consists of inputs and processes applied to those inputs that have the ability to create outputs.

An analysis of the Alaska inputs, processes, and outputs follows:

Inputs

The Company acquired proved, probable, and possible oil and gas reserves, onshore and offshore production facilities, oil and gas leases and licenses, oil and gas inventory, restricted cash, and employees.  The Company also assumed an asset retirement obligation and certain accrued liabilities.  The oil and gas properties were not producing on the date of acquisition because that the seller was in the liquidation phase of a bankruptcy, which resulted due to the fact that the seller had insufficient working capital to fund their overall operations (the acquired properties were just a portion of the seller’s consolidated business which also included toxic properties in other locations).  While the oil and gas properties acquired were not producing on the date of acquisition, the Company believes that these inputs clearly represent economic resources with the ability to create outputs when the appropriate processes are applied.

Processes

The Company acquired all of the seller’s Cook Inlet oil and gas production business which was a component of the seller’s overall oil and gas production business.  No further infrastructure expansion was necessary to make the Cook Inlet business operational, other than working capital.  Our purchase of the Cook Inlet business included a standard system / convention, that when applied to the acquired inputs (oil and gas wells) had the ability to create outputs (oil and gas production).  As permitted by ASC 805-10-55-5, to be capable of being conducted and managed for the defined purpose (generating a return in the form of economic benefit for the Company), a business need not include all of the inputs or processes that the seller used in operating the business as long as the Company is able to integrate the business with their own inputs and processes.  The Company also acquired a significant amount of institutional knowledge of the geographic area, the existing operational processes and characteristics of the specific assets acquired through the acquisition of several key management employees including David Hall, Walter Wilcox, and Troy Stafford.  The acquisition of these employees allowed for a smooth transition which included rehiring former Cook Inlet employees, renewal of relationships with former vendors and the reinstatement of many of the key systems, standards, protocols and conventions that were already in place prior to the seller’s bankruptcy.

Outputs

While none of the oil and gas properties were producing on the date of acquisition, a substantial capital investment was not required to restart production.  In fact, some of the wells were already operational and were brought online almost immediately.  We surpassed production levels in excess of 20,000 bbls / month by March 2010 (within 90 days of the acquisition date).  In evaluating the accounting for this acquisition, the Company considered ASC 805-10-55-7, which indicates that a set of activities and assets in the development stage might not have outputs.  Accordingly, the Company considered whether the set of integrated activities (1) has begun planned principal activities, (2) has employees, intellectual property and processes that could be applied to those inputs, (3) is pursuing a plan to produce outputs, and (4) will be able to obtain access to customers that will purchase the outputs.  While the standard indicates that not all of these factors need to be present for a particular set of integrated activities and assets to qualify as a business, the Company believes that the Cook Inlet business meets all of the above criteria.  The principal activities (oil and gas drilling) are planned and the inputs to achieve such objectives exist in the form of proved, possible, and probable oil and gas reserves, onshore and offshore production facilities, oil and gas leases and licenses, oil and gas inventory, restricted cash, and employees.  The Company is actively pursuing a plan to increase the level of outputs and has recently obtained financing that will be used for that purpose, and has a sufficient customer base with demand that that exceeds the production level that the Company expects to generate in future years, even at full production capacity.

In summary, in acquiring the Cook Inlet business, the Company acquired inputs, processes and outputs consistent with the three key elements of a business as defined by ASC 805-10-20, and accordingly, the Company accounted for this transaction as a business combination.

4.
We also note Beecher Carlson, a third party valuation specialist, performed the appraisal of the fixed assets for this acquisition. Tell us and disclose the methodology used by Beecher Carlson to determine the fair value of these assets. Tell us their consideration of the assets non-operational status and the substantial investment required to return the assets to an operable condition in their valuation procedures. Please be specific in your response.

RESPONSE:

Beecher Carlson primarily utilized the cost approach to value the subject personal property, specifically, the direct cost method.  In the direct method of the cost approach, the replacement cost new of each asset is based on replacing the subject personal property with assets of equal utility.  In applying the direct method of the cost approach, the replacement cost new for pipeline and various oil and gas platform equipment assets were estimated by the Company relying upon an insurance asset replacement cost study of the subject personal property prepared by Beecher Carlson as of the valuation date.

Although the assets acquired were non-operational, more than half of the subject personal property was attributed to the offshore drilling platform and a newly constructed plant facility utilized to process oil, gas, and water stripping for the benefit of the offshore drilling platform.  A substantial capital investment was not required to restart production.  The subject personal property valued by Beecher Carlson is in excellent physical condition and does not require substantial capital investment to return the assets to an operable condition.

Engineering Comments

Business, page 1

Assignment Oversight Agreement, page 3

5.
As a part of your response 10 to our April 14, 2011 letter, you stated that you estimated $22.4 million for assets retirement obligations at the Redoubt field. It appears that no asset retirement obligations cost were included for this field in your party reserve report. Please direct us to this item(s) or explain its omission.

RESPONSE:

At the time of the filing we were actively negotiating the size and funding schedule that would be required for meeting the asset retirement obligations associated with the Redoubt Field.  What was anticipated then (and has since come to pass), was that the State of Alaska would require annual payments to be made into an interest-bearing account which would be dedicated to asset retirement obligations.  This fund was intended to cover more than the maximum estimated retirement obligation.  As such, there is no large payment for abandonment at the end of field life, but a stream of annual payments into a fund.  Ralph E. Davis did not include abandonment costs in their report separately; they considered it to be included in the fixed costs for Redoubt.   They have been breaking this out separately in subsequent reports.

6.
Your response 10 also stated, “At the date of this filing we are negotiating the terms of the agreement and have not yet closed on the transaction [to obtain development financing].” In the 12 months since the effective date for your claimed proved undeveloped reserves, the annual average WTI oil price has risen to about $85/barrel from about $73/barrel with the average March, 2011 price at $103/barrel. Rule 4-10(a)(22) of Regulation S-X defines “proved reserves” and includes “the project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within reasonable time.” Even with the current favorable oil prices, the funding for your PUD reserves development does not appear to have been obtained. Please explain to us the factors that support the reasonable certainly of financing for the development of your PUD reserves. Compare the third party projected PUD development expenditure schedule for Cook Inlet presented in your third party reserve report with your actual costs incurred and explain any significant differences.

RESPONSE:

On June 13, 2011, we closed on a $100 million credit facility with Guggenheim Corporate Funding, LLC, Citi, and Bristol Investment Fund, Ltd.  The credit facility has an initial borrowing base of $35 million.  These funds will be used to develop our PUD reserves in Alaska by reworking previously producing wells, drilling new wells, and for the purchase of a drilling rig.  As of the date of this letter, we have successfully reworked our first well on the Osprey platform, RU-1, which is producing at approximately 350 bbls/d gross. The reserve report includes approximately $75 million in equity investment over the next 11 years.  Between the credit facility and new cash flow, we have sufficient capital to meet PUD funding obligations. Also, the report showed PUD development expenditures of approximately $13.6 million through April 30, 2011 while actual costs were $12.9 million.

Net Reserves at April 30, page 4

7.
Your third party report presents fixed platform proved expenses (page 26) for the Redoubt Shoal Field that cease at CYE 2018 even though projected field production continues through 2024. Please explain this practice to us.

RESPONSE:

Ralph E. Davis has conceded that this was incorrect.  It was an inadvertent mistake; these costs should have continued through 2024.  The impact of this error to standardized measure was a present value of approximately $5.9 million or about 1% of total Company value at April 30, 2010.  Future reports will include these projections throughout 2024.

8.
Your third party report presented projected Redoubt Shoal total proved unit production costs as $5.5/BO.  Our prior experience with Redoubt Shoal indicates that it is a high operating cost area. Please furnish to us the figures for and sources of the components of your projected production costs here.

RESPONSE:

CIE is a much lower cost operator than the previous operators of the field with much less overhead and a smaller staff.  At the time Ralph E. Davis felt comfortable with that number.  In March 2011 we reactivated the platform.  March through May’s mean monthly operating expense was approximately $125,000/month.  The current production from the platform is about 550 bbls/d.  This would suggest an operating cost of $7.61.  However, we would expect this number to decline over time for two reasons.  First, production volumes are still very low since we have only worked over the first two wells in our program, and secondly because May included a number of nonrecurring expenses associated with reactivating the platform and supporting drilling operations.  Based on March and April expense, lifting costs would be $5.78/BO.  Based on this information, we feel our 2010 estimate of $5.50/BO was reasonable.

9.	Please furnish to us the authorizations for the expenditure that are the basis for development cost for the Redoubt 2A, 3A, 4A, and 5A PUD locations.

RESPONSE:

At the time of the filing Miller did not have approved AFEs for these wells.  However, the Company has since developed AFEs which total $20.9 million. For reference, these AFEs are attached as Exhibits 1a through 1d.  The costs used in the report were net of the expected capital credit reimbursements from the State of Alaska, which would be expected to reimburse approximately 40% of the cost of these wells.

10.
We note the attributions of PUD reserves to the location labeled Northern Step Out 1 (NSO2) which was omitted from the exhibits that we requested in our prior comments 11c) and 11d). Please furnish these items to us.

RESPONSE:

Please find the requested information attached as Exhibit 2a and 2b.

11.
In our prior comment 12, we requested support for your claimed proved natural gas reserves. The document you referred to us is not specific to your situation. Please explain to us whether you have executed gas sales contracts or access to gas spot markets to justify you claim to proved natural gas reserves. If not, please explain the arrangements that allow you to claim natural gas sales beginning in 2010 as presented in your third party report.

RESPONSE:

Alaska has not developed a spot market for natural gas.  Instead, because of the relatively limited number of economic factors, it has been done on a contract-by-contract basis.  However, supply-demand balance currently strongly favors producers (which we were trying to demonstrate by providing the previous link).  In-state use of natural gas continues to climb even as supply diminishes.  CIE currently has no sales contracts because it is a net gas buyer.  However, when CIE has gas to sell, there is ample demand for the gas and adequate infrastructure in place to transport it to market in a reasonably timely manner.  CIE has, in fact, been approached by numerous parties hoping to buy gas from us as soon as we have additional production capacity.  For example, we have received correspondence from the Gas Supply Manager of Enstar Natural Gas Company inquiring of our drilling efforts for natural gas and wanting to follow up with a gas sales agreement with them.

We did record some small gas sales in 2010. CIE is a 30% interest holder in gas wells at Three Mile Creek. These wells are operated by Aurora Power Resources. Aurora markets and sells the gas produced at those facilities. CIE’s 30% share of gas revenue for Aurora transactions that occurred during the fiscal year 2010 was recorded as gas sales. Aurora’s sale of gas in the region is another indication that there is demand for gas in that region. Please see Exhibit 3 for a transaction confirmation of this sale.

Exhibit 99.1

12.
In our prior comment 18, we asked for the third party engineer’s technical qualifications to be included in their report. The revised report you furnished appears to omit these qualifications. Please furnish us with a complaint report.

RESPONSE:

Please see attached qualifications from Ralph E. Davis Associates, Inc. as Exhibit 4.

Exhibit 99.2

13.
In our prior comment 24, we asked that this third party engineering report include a “discussion of primary economic assumptions including average benchmark prices and average adjusted prices used to estimate reserves.”  The revised report you furnished appears to omit these price figures. Please furnish us with a compliant report.

RESPONSE:

Please see corrected reserve report cover pages from Lee Keeling and Associates, Inc. as Exhibit 5a through 5c.

The Company trusts the foregoing sufficiently responds to the staff’s comments.

Sincerely,

/s/ Paul W. Boyd
Paul W. Boyd

EXHIBIT 1A

Cook Inlet Energy

AFE PROJECT SUMMARY

DATE: **March 22, 2011**

SUBJECT: **11-10008**
Cook Inlet Energy
Redoubt Unit #2A
Well RU-2 RE-DRILL
$5,504,000 Gross, $5,504,000 Net CIE

Recommendation:

It is recommended that Cook Inlet Energy side-track the existing RU #2 wellbore in the southern fault block of the Redoubt Shoal structure, at a cost of $5,504M. Risked economics yield net oil reserves of 863 Mbbls and a NPV10 of $23.7MM.

Prior to the initial ESP failure (May 13, 2004), RU #2 had been producing at an oil rate of approximately 580 bopd. The well had been producing at a water cut of ~31.6% and had a total off-take rate of approximately 850 bfpd. Once the ESP was finally replaced (8.6 months later), the well slowly cleaned up over the next two months (67 days), before experiencing what appears to be split casing above the Hemlock formation. During this 2 month cleanup, the water cut had dropped from 100% down to ~67%. On April 7, 2005, RU #2 started producing an extra 1,000+ bpd of fresh water, accompanied by a large amount of scale. The oil rate quickly dropped off to 0 bopd by May 2, 2005, and the well was shut-in on May 20, 2005. RU #2 has been shut-in ever since.

Re-drilling the well up-structure, will restore the casing integrity through the Hemlock formation, and should result in restored oil production at rates equal to or above the production rates prior to the first ESP failure.

Economics:

NET COST $M	NET RESERVES MBO	NPV10 $M	ROR %	Payout yrs	NET GAIN BO/DAY
5,504	863	23.7	573	1.1	600

Economics were run using a re-drill cost of $5,504M, which was supplied to Cook Inlet Energy by Solsten E & P Services. The economics assumed that the re-drill would be drilled and completed in 2011. The economics assumed an initial production rate of 600 bopd with an initial decline rate of 21% (hyperbolic) having not factored in the effects of waterflood.

Economic analysis was assumed realized oil price of $87/bbl.

G&G:

RU #2 is currently the highest structural well in the Southern fault block on the Redoubt Shoal structure. The RU #2A re-drill is intended to twin/replace RU #2 which is currently inactive due to mechanical problems. RU #2 is thought to have suffered a split in the casing above the Hemlock formation. As designed, the proposed sidetrack would encounter the objective Hemlock sands slightly up structure from the existing RU #2 wellbore and would be positioned to recover the remaining Hemlock oil reserves, which were previously attributable to RU #2.

The proposed RU #2A well would be re-drilled from the existing wellbore (above the split casing) and drilled to a location north of the existing wellbore and south of the east-west normal fault bisecting the Southern fault block from the Central fault block on the Redoubt structure. The well would be laterally removed and on strike or slightly high to the previous penetration in the RU #2. As designed, RU #2A would penetrate the uppermost part of the Lower Hemlock, but would only be completed in the Upper and Middle members of the Hemlock Formation. Figures 1 and 2 illustrate Hemlock structure in map and cross section view.

Based upon the most recent mapping, the Upper Hemlock reservoir (in the Southern fault block) is interpreted to contain a total of 384 acres up-dip of a lowest known oil occurring at a depth of -12,201' SSTVD as seen in RU 3 . Average net pay thickness for the Upper Hemlock is approximately 89.5'. As designed, the well should encounter approximately 110' of productive section at a depth of 11,125'

1A-1

SSTVD in the Upper Hemlock. The Upper Hemlock formation has porosities ranging from 8-13%, with an average porosity of about 9.7% (NuTech). Permeability in the Upper Hemlock range from 1 to 26 md, with an average of 5.6 md (NuTech).

The RU #2A wellbore should also encounter the Middle Hemlock in an attractive position (+- 11,900' SSTVD) to recover remaining reserves. This reservoir is interpreted to contain a total of 275.1 acres, with an average oil net pay thickness of 53.9'. RU #2A should encounter approximately 60' of productive net oil pay section in the Middle Hemlock. This reservoir is up dip of a lowest known oil encountered at a depth of -12,219' SSTVD encountered in the RU 5 A well. NuTech porosities in the Middle Hemlock range from 8.7 to 13%, with an average of approximately 11.7%. Permeability (NuTech) range from 1.1 to 13.6 md, with an average of 4.1 md over the productive section. Contained within the Middle Hemlock Formation is a zone of very uniform porosity and permeability. This very prolific interval consist of the uppermost portion of the Middle Hemlock section immediately below the silt zone. This interval has an average porosity and permeability of 11.5% and 3.2 md, respectively. This uppermost member of the Middle Hemlock was seen to have suffered considerable pressure depletion in the Central fault block, as demonstrated by MDT pressure data taken in RU #6 and RU #7. Mapping of this zone indicates an aerial extent of 177 acres and a volume of 1,504.4 acre-feet for this prolific interval. Some depletion of this member may also have occurred in the Southern fault block.

The Lower Hemlock reservoir contains approximately 214 acres of productive oil pay, with an average net pay thickness of 22.3'. Due to the relatively small oil volume in the Lower Hemlock and considering that the Upper and Middle Hemlock formations are much more productive, the RU #2A wellbore will most likely only penetrate the uppermost portion of Lower Hemlock, for rat-hole purpose.

Land:

Well Working Interest: 100 %
Well Net Revenue Interest: 80.6 %

Reservoir:

RU #2 was first put on production on December 14, 2002 and produced at an initial rate of up to 2,000 bopd. Just prior to the initial ESP failure (May 13, 2004), RU #2's production rate had dropped to approximately 580 bopd, with a water cut of ~31.6%. After being shut-in for nearly 9 months, the ESP was finally replaced in January 2005 and the well brought back on line. Over the next 67 days the water cut dropped from 100% down to ~67%, with the total fluid rate averaging just less than 400 bfpd. On April 7, 2005, the water production from RU #2 suddenly increased by an extra 1,000+ bwpd and the oil rate quickly dropped off to 0 bopd by May 2, 2005. RU #2 was eventually shut-in on May 20, 2005, as a result of the 100% water cut and due to scaling issues. It is believed that RU #2 suffered a split in the casing just above the Hemlock formation. The well has remained shut-in ever since.

To date, RU #2 has produced a total of 496 Mbbls of oil from the Hemlock formation. The only other well producing from the Southern Fault Block, RU #5A, has produced another 304 Mbbls of oil. Thus the total oil off-take from the Southern Fault Block is just over 800 Mbbls. The most recent structure and isopach mapping of the Upper, Middle, and Lower Hemlock formation in the Southern Fault Block of the Redoubt Shoal structure, suggest an original oil in-place (OOIP) of 24.56 MMBO from the Upper and Middle Hemlock and 26.32 MMBO from the Upper, Middle, and Lower Hemlock. Assuming the fault that separates the Southern and Central fault blocks is sealing, the production from RU #2 and RU #5A accounts for 3.0 to 3.3% of the OOIP in the Southern Fault Block (depending upon whether or not the Lower Hemlock OOIP is included).

Even considering the low-GOR oil being produced at Redoubt Unit (26.5 o API), a 3% recovery under primary depletion is very low. Primary depletion of this relatively dead oil should be on the order of 6-7% down to the bubble point pressure of ~1,500 psia. With waterflood support (natural or induced), oil recoveries approaching 20 to 25% are not out of line.

Class	Capital	**CIE Cost**	$5,504,000	**AFE No.**	11-10008

Project Expected to Commence: (Date)	

Date Approval Requested by: (Date)	

Scott Boruff, *CEO- Miller* — Date

David Hall (signature) — 3/30/2011

David Hall, *CEO – Alaska Operations* — Date

1A-2

Cook Inlet Energy Project Economic Evaluation Tool

($MM denoted millions of dollars, $k denotes thousands of dollars)

Cook Inlet Energy

Field: Redoubt Unit
Project: RU-2 re-drill
AFE(s):

	Unrisked	Risked
Payback (years)	1.1	1.1
Payback (months)	12.9	12.9
IRR	1449%	1449%
NPV ($MM)	$23.7	$23.7
ROI	573%	573%

Project Assumptions

Date production begins/changes	9/1/11
Initial oil production (bopd)	600
Initial gas production (Mcf/d)	144
Probability of success	100%
Total CapEx ($k)	$5,504.0
Date CapEx spent	9/1/11
CapEx spent to date ($k)	$0.0
Total OpEx ($k/yr)	$1,095.0
Date OpEx begins	9/1/11

General Assumptions

Realized oil price (/bbl)	$87.00	(realized)
Realized gas price (/Mscf)	$6.00	
Oil decline rate (/yr)	21%	
Gas decline rate (/yr)	21%	
Discount rate	8%	

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Total
CIE CapEx ($k)			$1,200.0		$1,200.0		$1,200.0		$1,200.0			$4,800.0
CIE OpEx ($k)												$0.0
Total OpEx ($k)	$273.8	$1,095.0	$1,095.0	$1,095.0	$1,095.0	$1,095.0	$1,095.0	$1,095.0	$1,095.0	$1,095.0	$1,095.0	$11,223.8
CIE Expense ($k)	$5,777.8	$1,095.0	$2,295.0	$1,095.0	$2,295.0	$1,095.0	$2,295.0	$1,095.0	$2,295.0	$1,095.0	$1,095.0	$21,528
+/- Mbbl	69.9	181.0	143.8	114.3	90.9	72.2	57.4	45.6	36.3	28.8	22.9	863.1
+/- MMcf	16.8	43.4	34.5	27.4	21.8	17.3	13.8	11.0	8.7	6.9	5.5	207.1
CIE Revenue ($k)	($797)	$11,802	$7,951	$7,051	$4,181	$4,053	$1,795	$2,157	$290	$960	$538	$39,982
Risked Revenue ($k)	($797)	$11,802	$7,951	$7,051	$4,181	$4,053	$1,795	$2,157	$290	$960	$538	$39,982
Discounted Revenue ($k)	($797)	$11,011	$6,824	$5,567	$3,037	$2,709	$1,104	$1,220	$151	$460	$237	$31,521
Disc Risked Revenue ($k)	($797)	$11,011	$6,824	$5,567	$3,037	$2,709	$1,104	$1,220	$151	$460	$237	$31,521
Cum Disc Revenue ($k)	($797)	$10,214	$17,038	$22,605	$25,641	$28,350	$29,454	$30,673	$30,824	$31,284	$31,521	
Cum Disc Risked Rev ($k)	($797)	$10,214	$17,038	$22,605	$25,641	$28,350	$29,454	$30,673	$30,824	$31,284	$31,521	

Cumulative Discounted Risked Revenue ($k)
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
($5,000)
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Comments

Based on conducting RU-2 & 4 & 5 at the same time to share mobilization/demobilization cost.

Included cost for future ESP failures .

Opex is based on an $2/bbl variable increase per gross fluid . 1500 bbls gross fluid (60 % water cut ,900 h20, 600 oil) .

1A-3

Cook Inlet Energy

Drilling Cost Estimate (Complete)			Date Prepared:	3/30/2011
Well Name:	**RU-2 Redrill**		Drilling Engineer:	N.Sachivichik/David Hall
Well Type	Development			
Max Inclination	44.16			
Pay Zone Inclination	39.00			
Target (TVD feet) - top of zone	11,891 '			
Vertical Section @ TD	11,891 '			
Surface Casing?	yes			
Intermediate Topset?	no			
Rig	**Large Rig/Rowa**			

RU-2 Re-drill w/ Rig
Sidetrack 8.5" OH from 9 5/8" Existing CSG
to 14670' MD/11891' TVD,
7" production liner

	Hole Size	Casing Size	MD	TVD	Mud Weight, ppg
Conductor		20"	200 '	200'	N/A
Surface Casing	17.5"	13-3/8"	3212 ft	2918 ft	9.6
Intermediate Csg	12.5"	9 5/8"	9011 ft	7534 ft	9.8
Production Csg	8.5"	7"	14670 ft	11891 ft	9.8

RU #2B Time Depth Chart
Rig Days on Location
0
5
10
15
20
25
30
35
40
45
0
1000
2000
3000
4000
5000
6000
7000
8000
9000
10000
11000
12000
13000
14000
15000
MD, ft
NU BOP, Set Whipstock, Mill Window
Drill 8.5" Production hole
Total Depth =11,891' TVD, 14,300'MD
BOP test
Run 7" production liner
Complete

Page 1 3/30/2011

1A-4

Drive Structural Casing - Estimated Time		DAYS	
RU Hammer for Drive Pipe		0.50	
Drive Pipe to 150'		0.00	
RD Hammer		0.21	
Total Surface Hole Time		0.71	

Drilling - Estimated Time			
Surface - 17-1/2" Hole - 13-3/8" Csg			
Drill Surface hole - average ROP = 12 fph		0.00	
Total Surface Hole Time		0.00	
Intermediate #1 - 12.5" Hole , 9 5/8" Csg			
Drill Intermediate hole - average ROP = 30 fph		0.00	
NU BOPE, test BOPE & csg		8.50	
Run and set Cement Retainer, pump cement		1.00	
Set a whipstock		0.50	
Mill Window		1.00	
Total Surface Hole Time		11.00	
Production - 8.5" Hole, 7" Liner			
Drill Production hole - average ROP = 30 fph		19.65	
0		0.00	
MU BHA, RIH, DO shoe & 20' ,LOT		1.00	
C&C mud, drill ahead		0.50	
Short trip to prev shoe, RIH TD, POOH, LD BHA		0.50	
RU E-Line, RIH, log OH section		0.00	
Clean out, LD DP		0.50	
Run & cmt 7" liner		0.50	
Additionnal bit trip		0.50	
Additional BOP test		0.00	
Total		23.15	
Completion			
P/U 3-1/2" tbg, scrape csg, displace to brine		1.00	
Perforate and other		0.42	
MU, run 3-1/2"Completion, land TBG hanger, RILDS		0.50	
ND BOPE		0.42	
P&A		0.00	
RDMO drilling rig		0.42	
Total Completion Time		2.75	
Estimated Drilling Days without Trouble		**36.90**	

Drilling - Potential Trouble Time			
Event	**hrs**	**% chance**	**Est. Trouble days**
Lost circulation	24	0.1	0.10
No cement to surface	18	0.25	0.19
Multiple Bit Trips	24	0.3	0.30
Circulate out kick	30	0.1	0.13
Weather Days	48	0.25	0.50
Hole problems while running casing	36	0.25	0.38
Total Planned Trouble Time			**1.59 days**

Planned Drilling Days w/ Trouble	2	38.49	1.59

Page 2 3/30/2011

1A-5

Cost Breakdown

Project		
Event	**Cost**	**Days**
Rig Mobilization/Move	$0	0.00
Drill & Complete	$4,762,974	38.49
Total	**$4,762,974**	**38.49**

Drilling & Completion	
Tangible Cost	$1,033,089
Intangible Cost	$3,729,886
Total Drill & Complete	**$4,762,974**
Contingency	**$476,297**
Total AFE	**$5,239,272**

Page 3 3/30/2011

1A-6

TANGIBLE COST (Complete) Opt 2	Quantity	Unit price	Sub Totals
Conductor/Drive	Length	$/ft	
Drive - 30" 457# x56 Plain End			$0
Conductor - 20"	80'	$175.00	$16,100
Surface Casing	Length	$/ft	
CSG - 13-3/8" 68.0# BT & C L-80, R-3 LSS	0'	$102.75	$0
CSG - 10-3/4" 55.5# BT&C L-80, R-3 LSS - A	0'	$83.81	$0
CSG - 9-5/8" 47.0# BT&C L-80 R-3 LSS	0'	$87.00	$0
Intermediate Casing (#1)	Length	$/ft	
CSG - 7-5/8" 29.5# BT&C L-80 R-3 LSS		$55.00	$0
CSG - 9-5/8" 47.0# BT&C L-80 R-3 V&M Star	0'	$55.04	$0
Production Casing	Length	$/ft	
CSG - 5-1/2" 17# BT&C L-80 R-3 LSS	0'	$24.00	$0
CSG - 4-1/2", 11.6# BT&C L80 R-3 TUBOCARIBE	0'	$17.31	$0
CSG - 7" 26# L-80 R-3 BTC MOD V&M Star	5,959'	$45.17	$309,543
Liner	Length	$/ft	
CSG - 4-1/2", 11.6# BT&C L80 R-3 CSG TUBOCARIBE	0'	$17.31	$0
CSG - 5-1/2" 17# BT&C L-80 R-3 CSG LSS	0'	$24.00	$0
CSG - 7" 29# BT&C L-80 R-3 LSS	0'	$45.35	$0
Machined Tubulars	Length	$/ft	
Casing	30'	$50.00	$1,725
Tubing	30'	$50.00	$1,725
Other	0'	$0.00	$0
Contingency Wellhead & Casing	Qty	$	
Equipment that is normally moved from well to well			$0
Emergency Slips		$0	$0
Whipstock	1	$180,000	$207,000
Casing		$0.00	$0
Other		$0.00	$0
Tubing	Length	$/ft	
TBG - 3-1/2" 9.2# EUE 8RD Mod L-80 R-2 LSS		$20.00	$0
TBG - 4-1/2", 11.6# BT&C L80 R-3 CSG TUBOCARIBE	0'	$17.13	$0
TBG - 2-7/8", 6.5#, P110 EUE 8 rd	13,670'	$16.00	$251,528
Wellhead	Qty	$	
Wellhead - Includes (csg hangers, seal assembly, etc) Vetco Gray	0	$50,000	$0
Wellhead - 9-5/8" Casing Hanger		$0	$0
Wellhead - Vetco Gen 1A 11" x 5ksi Tubing Head		$0	$0
Wellhead - Casing hangers & packoffs		$0	$0
Wellhead - Casing hager seal assemblies		$0	$0
Wellhead - Mudline		$0	$0
			$0
Tree	Qty	$	
Tree - Vetco Grey	0	$25,000	$0
Tree - Tubing Hanger		$0	$0
Tree - Xmas tree valves & flanges		$0	$0
Tree -		$0	$0
			$0
Downhole Completion Equipment	Qty	$	
Completion - 3-1/2" x 7" S-3 Hydroset Production Pkr	1	$23,400	$26,910
Completion - PTS Pressure Gauge & transmission tubewire		$0	$0
Completion - Permanent Sensor sfc equip, computer, terminations		$0	$0

1A-7

1A-8

Downhole Artificial Lift Equipment	Qty	$	
Jet Pump	1	$20,000	$23,000
Progressive cavity pump equipment		$0	$0
Gaslift equipment	0	$3,500	$0
Other		$0	$0
Other		$0	$0
			$0

Other Consumables & Minor Supplies	Qty	$	
Misc - Supply	1	$20,000	$23,000
Misc -		$0	$0
Misc -		$0	$0
Misc -		$0	$0
Misc -		$0	$0
Misc -		$0	$0
			$0

Buildings & Structures	Qty	$	
Cellar Box		$0	$0
Well House - Materials		$0	$0
Warehousing		$0	$0
Office Space - Anchorage		$0	$0
Well House -		$0	$0

Total Tangible Cost **$1,033,088.73**

INTANGIBLE ITEMS

Staking, Site Surveying & Positioning	$/day	days		
Staking & Surveying - Road & Pad Survey	15000	0	$0	fixed
Location Construction ($50K MOB, $85K/mi, $250K/pd)			$0	fixed

Conductor & Cellar Setting Operations				
Costs exclude conductor pipe cost				
Conductor/Cellar - All costs to set	50000	1	$57,500	fixed
Conductor/Cellar -			$0	fixed
Conductor/Cellar -			$0	fixed
Conductor/Cellar -			$0	fixed

Rig Mobilization / Demobilization	$/day	days		
Rig Mobilization - Cold rig in yard to warm rig on location	$34,700	0	$0	variable
Rig Mobilization - Labor	$20,000	0	$0	variable
Rig De-Mobilization -	$34,700	0	$0	variable
Rig De-Mobilization - Labor	$20,000	0	$0	

Drilling Rig & Camp Day Rates	$/day	days		
Rig - Drilling rig day rate	$17,000	38.49	$752,417	variable
Rig - Payment for 5 days of unused rig commitment	$47,000	0.00	$0	variable
Rig - Top Drive			$0	variable
Rig - Rate based allocations			$0	variable
Lodging	$1,347	38.49	$59,620	
Rig - BOP Rental	$2,500	38.49	$110,650	variable
Rig - Rig Camp	$0	0.00	$0	variable
Rig - Catering/Per Diem	$1,500	0.00	$0	variable
Rig - Rig fuel - diesel (assumes CIE supplies fuel gas for generators)	$0	38.49	$0	variable
Rig - Instrumentation installation	$1,000	2.00	$2,300	variable
Rig - Instrumentation	$468.30	38.49	$18,023	fixed

Mud Processing Equip & Service	$/day	days

1A-9

1A-10

Information/Communication	$/day	days		
Communication - Satellite rig phone			$0	variable
Communication - Cell phones	$0	38.49	$0	variable
Communication - Installation, repair, & maintenance	$1,000	5.00	$5,750	variable
Communication - Computers, faxes, etc	100	38.49	$4,426	fixed
Communication - Cell phones			$0	fixed
			$0	

Drilling Fluids (Materials & Services)	$/ft	drilled footage		
Drilling Fluids - Conductor Interval			$0	variable
Drilling Fluids - Surface Interval			$0	variable
Drilling Fluids - Intermediate Interval			$0	
Drilling Fluids - Intermediate Interval	$22	5659	$143,173	variable
Drilling Fluids - Post-drilling	$6,200	5.00	$35,650	variable
Drilling Fluids - Mud Engineer	$1,200	38.49	$53,112	variable
				fixed
LCM	300	38.49	$13,278	fixed

Completion Fluids & Other Chemicals				
Completion Fluids (KCl brine)			$0	fixed
Other Chemicals			$0	fixed
Freeze protection	5000	1	$5,750	fixed

Directional Drlg Equip. & Services	$/day	days		
Directional Drlg -BHA 12 1/4" components rent + stby	$7,900	16.00	$145,360	variable
Directional Drlg -BHA 8 1/2" components rent + stby	$4,000	5.00	$23,000	variable
Directional Drlg - motor Surface hole 12 1/4" OH	$2,000	3.00	$6,900	variable
Directional Drlg - motor Surface hole (standby)	$3,400	7.00	$27,370	variable
Directional Drlg - motors/turbines rental (Inter) - 8-1/2" OH			$0	variable
Directional Drlg - motors/turbines standby (Inter)			$0	variable
Directional Drlg - motors/turbines rental (Prod) - 6" to 6-3/4" Hole			$0	variable
Directional Drlg - motors/turbines standby (Prod)			$0	variable
Directional Drlg - dir. Drillers 2/ day rate (Surf + Int + Prod)	$2,040	30.00	$70,380	variable
Directional Drlg - Teledrift - PESI			$0	variable
Directional Drlg - Drill Collars	$800	17	$15,640	fixed
Directional Drlg - Reamers			$0	fixed
Directional Drlg - Variable gauge & non-magnetic type			$0	fixed
Directional Drlg - Non-magnetic drill collars			$0	fixed
Directional Drlg - Pony drill collars			$0	fixed
Directional Drlg - Jars			$0	fixed

MWD / LWD Tool Rental & Service	$/day	days		
MWD/LWD rental (Surf) - Dir, GR			$0	variable
MWD/LWD standby (Surf)			$0	variable
MWD/LWD rental (Inter) - Dir, GR, Res			$0	variable
MWD/LWD standby (Inter)			$0	variable
MWD/LWD rental (Prod) - Dir, GR, Neu, Den	$6,000	16.00	$110,400	variable
MWD/LWD standby (Prod)	$1,300	5.00	$7,475	variable
MWD/LWD operators (Sur + Int + Prod) (2 people)			$0	variable
MWD/LWD operators standby / rig-up time (Prod)	$3,100	21.00	$74,865	variable
Logging unit	$550	21.00	$13,283	variable
MWD - Final Logs, Presentation, Reports, Set-up	6000	1.00	$6,900	fixed
MWD - Mobilization	$41,200	1.00	$47,380	fixed

Downhole Surveying & Processing			
Surveying Services - Gyro		$0	fixed
Surveying Services -		$0	fixed

Mud Logging Services	$/day	days		
Mud Logging Services - consumables - all inclusive			$0	variable

1A-11

1A-12

Coring Services	$/day	days		
Coring Services - technician (2 ea)			$0	variable
Coring Services - Personnel travel time (2 ea)			$0	variable
Coring Services -			$0	variable
Coring Services - Corion Express Coring System - per well charge			$0	fixed
Coring Services - Footage charge - based on 800ft core			$0	
Coring Services - 20 (ea) 12ft Aluminum Core Barrels - $950 ea			$0	fixed
Coring Services - Core boxes - cardboard			$0	fixed
Coring Services -			$0	
Coring Services -			$0	fixed

Electric Line Services				
E-Line Services - Intermediate logging			$0	fixed
E-Line Services - Production logging			$0	fixed
E-Line Services - Surface logging			$0	fixed
E-Line Services - Log analysis & log data transmission charges			$0	fixed
E-Line Services - Bottom hole pressure (MDT)			$0	fixed
E-Line Services - Perforating	70000	1	$80,500	fixed
E-Line Services - Packers (setting)			$0	fixed
E-Line Services - Bridge plugs (setting)			$0	fixed

Cementing Materials & Services	price	job		
Cementing Services - Surface			$0	fixed
Cementing Services - Intermediate			$0	fixed
Cementing Services - Production	90000	1.00	$103,500	fixed
Cementing Services - Pump abandonment plug (Plug back exist hole)	80000	0.00	$0	fixed
Cementing Services - Scratchers			$0	fixed
Cementing Services - Stage collars			$0	fixed
Cementing Services - Cement baskets			$0	fixed
Cementing Services - Bridge plugs			$0	fixed
Cementing Services - Cement retainers, EZSV			$0	fixed

Down Hole Completion Services				
Completion Services- specialist (2)	$3,000	3.00	$10,350	fixed
Completion Services- Tubing anchor repair			$0	fixed
Completion Services- FCO of wellbore			$0	fixed
Completion Services- Hot oiler			$0	fixed

Transport & Cuttings Disposal				
Drilling Solids Disposal	$50,000	1	$57,500	variable
Transport - Liquid transport to disposal			$0	variable
Transport - Trucking Support	$2,000	38.49	$88,520	fixed
Transport - Rail transportation services			$0	fixed
Transport - Warehousing / supply base / storage	$2,000	38.49	$88,520	fixed
Transport - Trucking - flatbed trailer			$0	fixed

Air - Marine Transportation Services	$/day	days		
Transportation- Helicopter Rate	$4,600	38.49	$203,595	variable
Transportation - Flight Time Charges (aircraft and fuel)			$0	variable
Transportation - Regularly Scheduled between Anchorage & Rig	$1,800	38.49	$79,668	variable
Airport landing & services charges			$0	variable
Barges,Tugs & other boat charges RIG/ Drill pipe	$0	0.00	$0	variable
Barges,Tugs & other boat charges MUD	$0	0.00	$0	variable
Tank cleaning	$0	0.00	$0	variable
Boat repairs			$0	variable
Supply boat Rate	$10,000	0.79	$9,128	variable
Marine consumables			$0	variable

1A-13

1A-14

HSE Services & Equip.	$/day	days		
All HSE services (Environmental services)	$300	38.49	$13,277.95	variable
Emergency services			$0.00	variable
Hazardous chemicals disposal			$0.00	variable
Hazardous waste hauling services			$0.00	variable
Other			$0.00	variable
Hazardous environmental services			$0.00	fixed
Asbestos removal			$0.00	fixed
Hazardous waste water hauling			$0.00	fixed
Disposal fees (includes trucking)	$30,000	1.00	$34,500.00	fixed
PPE			$0.00	fixed

Testing, Certification & Inspection				
Testing / Inspection - Thread inspection	$5,000	1	$5,750	fixed
Testing / Inspection - Full length drift	$1,500	1	$1,725	fixed
Testing / Inspection - NDT inspection	$2,000	1	$2,300	fixed
Testing / Inspection - MIP			$0	fixed
Testing / Inspection - Casing inspection			$0	fixed
Testing / Inspection - Drill pipe inspection	$7,000	1	$8,050	fixed
Testing / Inspection - Pipe Equipment inspection charges			$0	fixed
Testing / Inspection - Equipment Repair	$1,000	38.49	$44,260	fixed
Testing / Inspection - Medical, BOP, mud equip., rig inspection			$0	fixed

Pre/Post Rig Work & Other Well Prep.	$/day	days		
Well Test- crew & equipment (10 day test)			$0	variable
Well Test- equipment mob/demob			$0	fixed
Well Test- trucking	$ 5,000.00	3	$17,250	fixed
Well Test- tank rental			$0	fixed
Well Test-			$0	fixed
Pre planning			$0	fixed
Post well analysis			$0	fixed
			$0	

Wellsite Contract Labor	$/day	days		
Wellsite Contract labor - Rig Supervisors (2)	$3,700.00	38.49	$163,761	variable
Wellsite Contract Labor - Wellsite Engineering			$0	variable
Wellsite Contract Labor - Geologist (2)			$0	variable
Wellsite Contract Labor - Medic			$0	variable
Wellsite Contract Labor - Expeditor	$1,600.00	38.49	$70,816	variable
Wellsite Contract Labor - Crane operators	$1,450.00	38.49	$64,177	
Engineering design contract services/consultants			$0	fixed
Other			$0	fixed

Engineering Services - Office Based	$/day	days		
Engineering Services - Drilling Manager	$700.00	38.49	$30,982	variable
Engineering Services - Drilling Engineer	$800.00	38.49	$35,408	variable
Engineering Services - Geologist			$0	variable
Engineering Services - Logistics	$800.00	21.11	$19,421	variable
Project management contract services/consultants			$0	fixed
Pre-planning			$0	fixed
Town based directional drilling planner	$ 5,500.00	1	$6,325	fixed
Engineering design contract services/consultants			$0	fixed
Other			$0	fixed

Total Drilling Intangibles	**$3,729,886**

1A-15

EXHIBIT 1B

Cook Inlet Energy

AFE PROJECT SUMMARY

DATE: March 22, 2011

SUBJECT: RU 3 Gas Recompletion
Osprey Platform
$2,461,000 Gross, $2,461,000 Net CIE

RECOMMENDATION:

AFE apprcval in the amount of $2,461,000 Net CIE is requested to recomplete RU3 into gas sands from which it has previously produced. This AFE includes funds to mobilize a CUDD hydraulic unit to the Osprey platform, re-complete in G/O gas sands. It is projected that this workover will result in restoring RU 3 gas production to 2000 MMCFD. Economics to perform this work will result in 1,696 MMscf of gross gas, a risked NPV10 of $2.4 MM, a risked return on investment of 131%, and a risked payback period of 15.6 months (based on $6.50/Mcf realized gas price).

ECONOMICS:

			Net Reserves			
	COS %	Cost ($k)	MBO	BCF	NPV10 ($MM)	ROI %
Unrisked	85%	2,461	0	1.70	3.4	178%
Risked	85%	2,461	0	1.44	2.4	131%

Project economics were run assuming a restored initial gas production rate of 2000 MMCF and a 35% annual decline. The well's production was burdened with $0.60 per Mcf. The well would be expected to have an 8-year life before reaching its economic limits.

LAND:

Working Interest Owners	WI%	NRI%
Cook Inlet Energy	100%	80.6% (88.1% until Dec. 2011)

RESERVOIR:

Redoubt Unit #3 is the only well ever completed into the Tyonek gas sands which overlay the Redoubt Shoal structure. The well is completed on the southern flank of the Redoubt Shoals' Southern Fault Block. This well was first put on production May 28, 2003 and produced approximately 453 MMscf before the well was taken offline on December 6, 2003. During the brief time it was online and is believed to have experienced numerous problems due to taking an unheated pressure drop before entering the pipeline and as a result freezing off surface choke and associated piping. The expansion of the gas in an unheated environment caused severe icing problems, which directly contributed to the failure of the well. When it was operating at full capacity the well produced 3.5 – 4.0 MMCFD. Wellhead pressure was approximately 3,000 psi.

DRILLING / COMPLETION / OPERATIONS:

The plan is to mobilize a CUDD hydraulic unit from Broussard, Louisiana to plug back and reperforate RU 3 into the Tyonek gas sands from which it previously produced. Other gas intervals will also be evaluated if feasible during the workover. Surface facility modification will be completed to provide the line heat necessary to avoid the previous production problems associated with this well. The well is expected to be returned to production at 2000 MMCFD.

1B-1

Class	Capital	CIE Cost	$2,461,000	AFE No.	11-10003

Project Expected to Commence: (Date)	March 14, 2011
Date Approval Requested by: (Date)	March 28, 2011

David Hall 3/14/2011

David Hall, *CEO – Cook Inlet Energy* **Date**

Scott Boruff, *CEO – Miller Petroleum* **Date**

1B-2

Cook Inlet Energy Project Economic Evaluation Tool

($MM denoted millions of dollars, $k denotes thousands of dollars)

Cook Inlet Energy

Field: Redoubt Unit
Project: RU-3 gas Re-perf
AFE(s):

	Unrisked	Risked
Payback (years)	1.0	1.3
Payback (months)	12.1	15.6
IRR	73%	56%
NPV ($MM)	$3.4	$2.4
ROI	178%	131%

Project Assumptions

Date production begins/changes	4/1/11
Initial oil production (bopd)	0
Initial gas production (Mcf/d)	2000
Probability of success	85%
Total CapEx ($k)	$2,461.0
Date CapEx spent	4/1/11
CapEx spent to date ($k)	$0.0
Total OpEx ($k/yr)	$120.0
Date OpEx begins	4/1/11

General Assumptions

Realized oil price (/bbl)	$87.00	(realized)
Realized gas price (/Mscf)	$6.50	
Oil decline rate (/yr)	23%	
Gas decline rate (/yr)	35%	
Discount rate	8%	

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Total
CIE CapEx ($k)												$0.0
CIE OpEx ($k)	$100.0											$100.0
Total OpEx ($k)	$298.1	$255.6	$165.9	$107.8	$70.1	$45.6	$29.6	$19.2	$12.5	$8.1	$5.3	$1,017.8
CIE Expense ($k)	$2,859.1	$255.6	$165.9	$107.8	$70.1	$45.6	$29.6	$19.2	$12.5	$8.1	$5.3	$3,579
+/- Mbbl	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
+/- MMcf	496.8	425.9	276.5	179.7	116.8	75.9	49.3	32.0	20.8	13.5	8.8	1696.3
CIE Revenue ($k)	($14)	$1,976	$1,283	$834	$542	$352	$229	$149	$97	$63	$41	$5,550
Risked Revenue ($k)	($441)	$1,641	$1,065	$693	$450	$293	$190	$123	$80	$52	$34	$4,181
Discounted Revenue ($k)	($14)	$1,780	$1,063	$636	$380	$227	$136	$81	$49	$29	$17	$4,384
Disc Risked Revenue ($k)	($441)	$1,479	$883	$528	$316	$189	$113	$67	$40	$24	$14	$3,212
Cum Disc Revenue ($k)	($14)	$1,766	$2,829	$3,465	$3,845	$4,072	$4,208	$4,289	$4,338	$4,367	$4,384	
Cum Disc Risked Rev ($k)	($441)	$1,038	$1,921	$2,449	$2,764	$2,953	$3,066	$3,133	$3,174	$3,198	$3,212	

Cumulative Discounted Risked Revenue ($k)
$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
($500)
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Comments

Based on conducting RU-1 & 7 & 3 at the same time to share mobilization/demobilization cost.

Opex is based on $.60/mcf (1653 MMCF thru 2018 x .60 = $991,000).

Based on the above, would most likely shut off well at the end of year 2018 due to reaching economic life.

1B-3

1B-4

EXHIBIT 1C

Cook Inlet Energy

AFE PROJECT SUMMARY

DATE: **March 22, 2011**

SUBJECT: **11-10009**
Cook Inlet Energy
Redoubt Unit #4B
Well RU-4 RE-DRILL
$7,500,000 Gross, $7,500,000 Net CIE

Recommendation:

It is recommended that Cook Inlet Energy re-drill the existing RU #4/4A wellbore in the Central fault block of the Redoubt Shoal structure, at a cost of $7,500M. Risked economics yield net oil reserves of 845 Mbbls and a NPV10 of $21.3MM.

RU #4 was originally drilled on the far eastern side of the Redoubt Shoal structure (in the Central fault block). Tests conducted on the Hemlock formation, in RU #4, showed the reservoir to be extremely tight (and wet) on this eastern flank. Subsequently the well was re-drilled up-structure and slightly south of the original wellbore. After testing the Upper Hemlock formation in RU #4A, the lower portion of the wellbore was lost due to what appears to be collapsed casing (at ~14,330' MD). The wellbore has been suspended ever since (July 2003).

The current wellbore is in a good location from which to re-drill from, in order to place another well in the northern part of the Central fault block of the Redoubt Shoal structure. This well, RU #4B, will initially serve as a third Hemlock oil producer in the Central fault block and will be pressure supported by water injection into RU #6.

Economics:

NET COST $M	NET RESERVES MBO	NPV10 $M	ROR %	Payout yrs	NET GAIN BO/DAY
7,500,000	845	21.3	390	1.3	600

Economics were run using a re-drill cost of $7,500M, which was supplied to Cook Inlet Energy by Solsten E & P Services. The economics assumed that the re-drill would be drilled in 2011. The economics assumed an initial production rate of 600 bopd with an initial decline rate of 21% (hyperbolic).

Economic analysis was assumed realized oil price of $87/bbl.

G&G:

Cook Inlet Energy's RU #4B is intended to replace the RU #4A which is currently inactive due to mechanical problems (casing collapse at approximately 14,330' MD). As designed, the RU #4B would encounter objective Hemlock sands structurally high in a faulted four way closure. Figures 1 & 2 depict the field and Hemlock structure in Map and cross section view. The penetration would encounter the Hemlock sands structurally high and in the same fault block currently being produced by RU #1 and RU #7. The RU #4B penetration would be approximately 1,900' North-east of production from the RU #1 well. Two additional wells drilled up-thrown to a small East-West striking normal fault bisecting the central fault block reservoir have been shown by pressure data to be in communication with production from RU #1. The RU #6 and RU #7 wells encountered Hemlock sands in the Central fault block with significant depletion in some Hemlock members. The nearest of these, the RU 6, is situated approximately 2,400' South of the planned RU #4B penetration.

The primary objectives for RU #4B are the Upper and Middle Hemlock sands The intended Upper Hemlock reservoir covers 435 acres (29,210 Ac-ft) in the Central fault block. The planned well should encounter approximately 70' of net reservoir rock in the Upper Hemlock. Lowest known oil (RU No. 6) within the reservoir occurs at a depth of -11,868' SSTVD. The Middle Hemlock member covers a total of 543 acres (34,844 Ac-ft) in the Central fault block.

The Upper Hemlock exhibits good petrophysical properties with porosities (NuTech) ranging from 7.7 to 14.3 percent and averaging 11.3 percent. Excellent perms (NuTech Analysis) ranging from 4 to 152 md occur throughout the interval, with an average perm of 42.6 md. Previous production substantiates the good reservoir parameters observed.

1C-1

Available data for the Middle Hemlock member indicates porosities (NuTech) ranging from 8 to 12 percent, with an average of 9.6%. Permeability's in the Middel Hemlock range from 2 to 58 md, with an average perm of 17.9 md. Good reservoir properties are expected at the proposed penetration point and the well should be situated structurally high in a position to capture remaining oil reserves from the Central Fault Block.

Land:

Well Working Interest:	100 %
Well Net Revenue Interest:	81.6 %

Reservoir:

RU #4 was originally drilled on the far eastern side of the Redoubt Shoal structure, in the Central fault block. Tests conducted on the Hemlock formation showed the reservoir to be extremely tight and wet. Following the Hemlock tests and three gas tests in the Tyonek formation, the well was suspended and RU #5 spudded. Following the drilling of RU #6, RU #4 was re-drilled up-structure and slightly south of the original wellbore. After testing the Upper Hemlock formation in RU #4A, the lower portion of the wellbore was lost due to what appears to be collapsed casing (at ~14,330' MD). The wellbore has been suspended ever since (July 2003).

The current wellbore is in a good location from which to re-drill in order to place another well in the northern part of the Central fault block of the Redoubt Shoal structure. This well, RU #4B, will initially serve as a third Hemlock oil producer in the Central fault block and will be pressure supported by water injection into RU #6.

To date, a total of just over 1.25 MMbbls of oil have been produced from the Hemlock formation in the Central fault block (802 Mbbls from RU #1, 192 Mbbls from RU #6, and 254 Mbbls from RU #7). The most recent structure and isopach mapping of the Upper, Middle, and Lower Hemlock formation in the Central fault block of the Redoubt Shoal structure, suggest an original oil in-place (OOIP) of 29.85 MMBO from the Upper and Middle Hemlock and 33.19 MMBO from the Upper, Middle, and Lower Hemlock. Assuming the fault that separates the Central fault block from the Southern fault block is sealing, the combined production from RU #1, RU #6, and RU #7 accounts for 3.8 to 4.2% of the OOIP in the Central Fault Block (depending upon whether or not the Lower Hemlock OOIP is included).

Even considering the GOR oil being produced at Redoubt Unit (26.5 o API), a ~4% recovery under primary depletion is very low. Primary depletion of this relatively dead oil should be on the order of 6-7% down to the bubble point pressure of ~1,500 psia. With waterflood support (RU #6), oil recoveries approaching 20 to 25% are certainly reasonable. Re-drilling RU #4 to a bottom-hole location in the northern-central part of the Central fault block, will provide an excellent take point for oil recovery.

Class	Capital	CIE Cost	$7,500,000	AFE No.	11-10009

Project Expected to Commence: (Date)	
Date Approval Requested by: (Date)	

Scott Boruff, *CEO- Miller* — **Date**

David Hall — 3/30/2011

David Hall, *CEO – Alaska Operations* — **Date**

1C-2

Cook Inlet Energy Project Economic Evaluation Tool

($MM denoted millions of dollars, $k denotes thousands of dollars)

Cook Inlet Energy

Field: Redoubt Unit
Project: RU-4 re-drill
AFE(s):

	Unrisked	Risked
Payback (years)	1.3	1.3
Payback (months)	15.1	15.1
IRR	390%	390%
NPV ($MM)	$21.3	$21.3
ROI	383%	383%

Project Assumptions

Date production begins/changes	9/1/11
Initial oil production (bopd)	600
Initial gas production (Mcf/d)	144
Probability of success	100%
Total CapEx ($k)	$7,500.0
Date CapEx spent	9/1/11
CapEx spent to date ($k)	$0.0
Total OpEx ($k/yr)	$1,095.0
Date OpEx begins	9/1/11

General Assumptions

Realized oil price (/bbl)	$87.00	(realized)
Realized gas price (/Mscf)	$6.50	
Oil decline rate (/yr)	21%	
Gas decline rate (/yr)	21%	
Discount rate	8%	

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Total
CIE CapEx ($k)			$1,200.0		$1,200.0		$1,200.0		$1,200.0			$4,800.0
CIE OpEx ($k)												$0.0
Total OpEx ($k)	$273.8	$1,095.0	$1,095.0	$1,095.0	$1,095.0	$1,095.0	$1,095.0	$1,095.0	$1,095.0	$1,095.0	$1,095.0	$11,223.8
CIE Expense ($k)	$7,773.8	$1,095.0	$2,295.0	$1,095.0	$2,295.0	$1,095.0	$2,295.0	$1,095.0	$2,295.0	$1,095.0	$1,095.0	$23,524
+/- Mbbl	69.8	180.0	142.1	112.3	88.7	70.1	55.3	43.7	34.5	27.3	21.5	845.4
+/- MMcf	16.8	43.2	34.1	26.9	21.3	16.8	13.3	10.5	8.3	6.5	5.2	202.9
CIE Revenue ($k)	($2,791)	$11,752	$7,847	$6,917	$4,035	$3,905	$1,653	$2,024	$169	$851	$442	$36,803
Risked Revenue ($k)	($2,791)	$11,752	$7,847	$6,917	$4,035	$3,905	$1,653	$2,024	$169	$851	$442	$36,803
Discounted Revenue ($k)	($2,791)	$10,964	$6,734	$5,461	$2,931	$2,610	$1,016	$1,144	$88	$408	$194	$28,759
Disc Risked Revenue ($k)	($2,791)	$10,964	$6,734	$5,461	$2,931	$2,610	$1,016	$1,144	$88	$408	$194	$28,759
Cum Disc Revenue ($k)	($2,791)	$8,173	$14,907	$20,369	$23,299	$25,909	$26,925	$28,070	$28,157	$28,565	$28,759	
Cum Disc Risked Rev ($k)	($2,791)	$8,173	$14,907	$20,369	$23,299	$25,909	$26,925	$28,070	$28,157	$28,565	$28,759	

Cumulative Discounted Risked Revenue ($k)
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
($5,000)
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Comments

Based on conducting RU-2 & 4 & 5 at the same time to share mobilization/demobilization cost.

Included cost for future ESP failures.

Opex is based on an $2/bbl variable increase per gross fluid. 1500 bbls gross fluid (60 % water cut ,900 h20, 600 oil).

1C-3

Cook Inlet Energy

Drilling Cost Estimate (Complete)			Date Prepared:		3/30/2011
Well Name:	RU-4B Redrill		Drilling Engineer:		N.Sachivichik/D. Hall
Well Type		Development			
Max Inclination		44.16			
Pay Zone Inclination		39.00			
Target (TVD feet) - top of zone		11,700 '			
Vertical Section @ TD		11,891 '			
Surface Casing?		yes			
Intermediate Topset?		no			
Rig		Large Rig/Rowan			
	Hole Size	Casing Size	MD	TVD	Mud Weight, ppg
Conductor		20"	200 '	200'	N/A
Surface Casing	17.5"	13-3/8"	3530 ft	2918 ft	9.6
Intermediate Csg	12.5"	9 5/8"	4920 ft	3600 ft	9.8
Production Csg	8.5"	7"	14938 ft	11700 ft	9.8

RU-4 Re-drill w/RIG

Sidetrack 8.5" OH from 9 5/8" Existing CSG (4800') to 14983' MD/11700' TVD, 7" production liner

RU #4B Re-Drill Time Depth Chart
Rig Days on Location
0
5
10
15
20
25
30
35
40
45
50
55
MD, ft
0
1000
2000
3000
4000
5000
6000
7000
8000
9000
10000
11000
12000
13000
14000
15000
NU BOP, Set Whipstock, Mill Window
Drill 8.5" Intemediate hole
BOP test
Total Depth =11,700' TVD, 14,983' MD
Run 7" production liner
Complete

Page 1 3/30/2011

1C-4

Drive Structural Casing - Estimated Time		Days
RU Hammer for Drive Pipe		0.50
Drive Pipe to 150'		0.00
RD Hammer		0.21
Total Surface Hole Time		0.71

Drilling - Estimated Time		
Surface - 17-1/2" Hole - 13-3/8" Csg		
Drill Surface hole - average ROP = 12 fph		0.00
NU diverter system, test		0.00
Intermediate #1 - 12.5" Hole , 9 5/8" Csg		
Drill Intermediate hole - average ROP = 30 fph		0.00
NU BOPE, test BOPE & csg		8.50
Run and set Cement Retainer, pump cement		1.00
Set a whipstock		0.50
Mill Window		1.00
Total Surface Hole Time		11.00
Production - 8.5" Hole, 7" Liner		
Drill Production hole - average ROP = 30 fph		29.82
0		0.00
MU BHA, RIH, DO shoe & 20' ,LOT		1.00
C&C mud, drill ahead		0.50
Short trip to prev shoe, RIH TD, POOH, LD BHA		0.50
RU E-Line, RIH, log OH section		0.00
Clean out, L.D DP		0.50
Run & cmt 7" liner		0.50
Additional bit trip		1.00
Additional BOP test		0.00
Total		33.82
Completion		
P/U 3-1/2" tbg, scrape csg, displace to brine		0.83
Perforate and other		0.42
MU, run 3-1/2"Completion, land TBG hanger, RILDS		0.67
ND BOPE		0.42
P&A		0.00
RDMO drilling rig		0.42
Total Completion Time		2.75
Estimated Drilling Days without Trouble		**47.57**

Drilling - Potential Trouble Time			
Event	**hrs**	**% chance**	**Est. Trouble days**
Lost circulation	24	0.1	0.10
No cement to surface	18	0.25	0.19
Multiple Bit Trips	24	0.3	0.30
Circulate out kick	30	0.1	0.13
Weather Days	48	0.25	0.50
Hole problems while running casing	36	0.25	0.38
Total Planned Trouble Time			**1.59 days**

Planned Drilling Days w/ Trouble	2	49.15	

Page 2 3/30/2011

1C-5

Cost Breakdown

Project		
Event	**Cost**	**Days**
Rig Mobilization/Move	$0	0.00
Drill & Complete	$6,478,025	49.15
Total	**$6,478,025**	**49.15**

Drilling & Completion	
Tangible Cost	**$1,264,450**
Intangible Cost	**$5,213,574**
Sub-Total Drill & Complete	**$6,478,025**
Contingency	**$971,704**
Grand Total	**$7,449,728**

Page 3 3/30/2011

1C-6

TANGIBLE COST (Complete) Opt 2	Quantity	Unit price	Sub Totals
A	**Conductor/Drive**	Length	$/ft	
A	Drive - 30" 457# x56 Plain End			$0
A	Conductor - 20"	80'	$175.00	$16,100
A				
A	**Surface Casing**	Length	$/ft	
A	CSG - 13-3/8" 68.0# BT & C L-80, R-3 LSS	0'	$102.75	$0
A	CSG - 10-3/4" 55.5# BT&C L-80, R-3 LSS - A	0'	$83.81	$0
A	CSG - 9-5/8" 47.0# BT&C L-80 R-3 LSS	0'	$87.00	$0
A				
A	**Intermediate Casing (#1)**	Length	$/ft	
A	CSG - 7-5/8" 29.5# BT&C L-80 R-3 LSS		$55.00	$0
A	CSG - 9-5/8" 47.0# BT&C L-80 R-3 V&M Star	0'	$55.04	$0
A				
A	**Production Casing**	Length	$/ft	
A	CSG - 5-1/2" 17# BT&C L-80 R-3 LSS	0'	$24.00	$0
A	CSG - 4-1/2", 11.6# BT&C L80 R-3 TUBOCARIBE	0'	$17.31	$0
A	CSG - 7" 26# L-80 R-3 BTC MOD V&M Star	10,318'	$45.17	$535,974
A				
A	**Liner**	Length	$/ft	
A	CSG - 4-1/2", 11.6# BT&C L80 R-3 CSG TUBOCARIBE	0'	$17.31	$0
A	CSG - 5-1/2" 17# BT&C L-80 R-3 CSG LSS	0'	$24.00	$0
A	CSG - 7" 29# BT&C L-80 R-3 LSS	0'	$45.35	$0
A				
A	**Machined Tubulars**	Length	$/ft	
A	Casing	30'	$50.00	$1,725
A	Tubing	30'	$50.00	$1,725
A	Other	0'	$0.00	$0
B	**Contingency Wellhead & Casing**	Qty	$	
B	*Equipment that is normally moved from well to well*			$0
B	Emergency Slips		$0	$0
B	Whipstock	1	$180,000	$207,000
B	Casing		$0.00	$0
B	Other		$0.00	$0
A	**Tubing**	Length	$/ft	
A	TBG - 3-1/2" 9.2# EUE 8RD Mod L-80 R-2 LSS		$20.00	$0
A	TBG - 4-1/2", 11.6# BT&C L80 R-3 CSG TUBOCARIBE	0'	$17.13	$0
A	TBG - 2-7/8", 6.5#, P110 EUE 8 rd	13,938'	$16.00	$256,459
B	**Wellhead**	Qty	$	
B	Wellhead - Includes (csg hangers, seal assembly, etc) Vetco Gray	0	$50,000	$0
B	Wellhead - 9-5/8" Casing Hanger		$0	$0
B	Wellhead - Vetco Gen 1A 11" x 5ksi Tubing Head		$0	$0
B	Wellhead - Casing hangers & packoffs		$0	$0
B	Wellhead - Casing hager seal assemblies		$0	$0
B	Wellhead - Mudline		$0	$0
				$0
	Tree	Qty	$	
B	Tree - Vetco Grey	0	$25,000	$0
B	Tree - Tubing Hanger		$0	$0
B	Tree - Xmas tree valves & flanges		$0	$0
B	Tree -		$0	$0
				$0
C	**Downhole Completion Equipment**	Qty	$	
C	Completion - 3-1/2" x 7" S-3 Hydroset Production Pkr	1	$23,400	$26,910
C	Completion - PTS Pressure Gauge & transmission tubewire		$0	$0
C	Completion - Permanent Sensor sfc equip, computer, terminations		$0	$0

1C-7

1C-8

Downhole Artificial Lift Equipment	Qty	$	
C	Jet Pump	1	$20,000	$23,000
C	Progressive cavity pump equipment		$0	$0
C	Gaslift equipment	0	$3,500	$0
C	Other		$0	$0
C	Other		$0	$0
				$0

	Other Consumables & Minor Supplies	Qty	$	
D	Misc - Supply	1	$20,000	$23,000
D	Misc -		$0	$0
D	Misc -		$0	$0
D	Misc -		$0	$0
D	Misc -		$0	$0
D	Misc -		$0	$0
				$0

	Buildings & Structures	Qty	$	
B	Cellar Box		$0	$0
B	Well House - Materials		$0	$0
B	Warehousing		$0	$0
B	Office Space - Anchorage		$0	$0
B	Well House -		$0	$0

E **Total Tangible Cost** **$1,264,450.37**

INTANGIBLE ITEMS

	Staking, Site Surveying & Positioning	$/day	days		
F	Staking & Surveying - Road & Pad Survey	15000	0	$0	fixed
F	Location Construction ($50K MOB, $85K/mi, $250K/pd)			$0	fixed

	Conductor & Cellar Setting Operations				
	Costs exclude conductor pipe cost				
F	Conductor/Cellar - All costs to set	50000	1	$57,500	fixed
F	Conductor/Cellar -			$0	fixed
F	Conductor/Cellar -			$0	fixed
F	Conductor/Cellar -			$0	fixed

	Rig Mobilization / Demobilization	$/day	days		
F	Rig Mobilization - Cold rig in yard to warm rig on location	$34,700	0	$0	variable
F	Rig Mobilization - Labor	$20,000	0	$0	variable
F	Rig De-Mobilization -	$34,700	0	$0	variable
	Rig De-Mobilization - Labor	$20,000	0	$0	

	Drilling Rig & Camp Day Rates	$/day	days		
F	Rig - Drilling rig day rate (crews onlys, assumes company own rig)	$17,000	49.15	$960,941	variable
F	Rig - Payment for 5 days of unused rig commitment	$47,000	0.00	$0	variable
F	Rig - Top Drive			$0	variable
F	Rig - Rate based allocations			$0	variable
	Lodging	$1,720	49.15	$97,245	
F	Rig - BOP Rental	$2,500	49.15	$141,315	variable
F	Rig - Rig Camp	$0	49.15	$0	variable
F	Rig - Catering/Per Diem	$2,000	49.15	$113,052	variable
F	Rig - Rig fuel - (assumes using own fuel gas)	$0	49.15	$0	variable
F	Rig - Instrumentation installation	$1,000	2.00	$2,300	variable
	Rig - Instrumentation	$468.30	49.15	$23,018	fixed

Mud Processing Equip & Service	$/day	days

1C-9

1C-10

Information/Communication	$/day	days		
F	Communication - Satellite rig phone			$0	variable
F	Communication - Cell phones	$400	49.15	$22,610	variable
F	Communication - Installation, repair, & maintenance	$1,000	5.00	$5,750	variable
F	Communication - Computers, faxes, etc	100	49.15	$5,653	fixed
F	Communication - Cell phones			$0	fixed
				$0	

	Drilling Fluids (Materials & Services)	$/ft	drilled footage		
H	Drilling Fluids - Conductor Interval			$0	variable
H	Drilling Fluids - Surface Interval			$0	variable
	Drilling Fluids - Intermediate Interval			$0	
H	Drilling Fluids - Intermediate Interval	$22	10018	$253,455	variable
H	Drilling Fluids - Post-drilling	$6,200	5.00	$35,650	variable
H	Drilling Fluids - Mud Engineer	$1,200	49.15	$67,831	variable
H					fixed
H	LCM	300	49.15	$16,958	fixed

	Completion Fluids & Other Chemicals				
H	Completion Fluids (KCl brine)			$0	fixed
H	Other Chemicals			$0	fixed
H	Freeze protection	5000	1	$5,750	fixed

	Directional Drlg Equip. & Services	$/day	days		
	Directional Drlg -BHA 12 1/4" components rent + stby	$7,900	16.00	$145,360	variable
	Directional Drlg -BHA 8 1/2" components rent + stby	$4,000	5.00	$23,000	variable
J	Directional Drlg - motor Surface hole 12 1/4" OH	$2,000	3.00	$6,900	variable
	Directional Drlg - motor Surface hole (standby)	$3,400	7.00	$27,370	variable
J	Directional Drlg - motors/turbines rental (Inter) - 8-1/2" OH			$0	variable
J	Directional Drlg - motors/turbines standby (Inter)			$0	variable
J	Directional Drlg - motors/turbines rental (Prod) - 6" to 6-3/4" Hole			$0	variable
J	Directional Drlg - motors/turbines standby (Prod)			$0	variable
J	Directional Drlg - dir. Drillers 2/ day rate (Surf + Int + Prod)	$2,040	30.00	$70,380	variable
J	Directional Drlg - Teledrift - PESI			$0	variable
J	Directional Drlg - Drill Collars	$800	17	$15,640	fixed
J	Directional Drlg - Reamers			$0	fixed
J	Directional Drlg - Variable gauge & non-magnetic type			$0	fixed
J	Directional Drlg - Non-magnetic drill collars			$0	fixed
J	Directional Drlg - Pony drill collars			$0	fixed
J	Directional Drlg - Jars			$0	fixed

	MWD / LWD Tool Rental & Service	$/day	days		
J	MWD/LWD rental (Surf) - Dir, GR			$0	variable
J	MWD/LWD standby (Surf)			$0	variable
J	MWD/LWD rental (Inter) - Dir, GR, Res			$0	variable
J	MWD/LWD standby (Inter)			$0	variable
J	MWD/LWD rental (Prod) - Dir, GR, Neu, Den	$6,000	16.00	$110,400	variable
J	MWD/LWD standby (Prod)	$1,300	5.00	$7,475	variable
J	MWD/LWD operators (Sur + Int + Prod) (2 people)			$0	variable
J	MWD/LWD operators standby / rig-up time (Prod)	$3,100	21.00	$74,865	variable
J	Logging unit	$550	21.00	$13,283	variable
J	MWD - Final Logs, Presentation, Reports, Set-up	6000	1.00	$6,900	fixed
J	MWD - Mobilization	$41,200	1.00	$47,380	fixed

	Downhole Surveying & Processing				
J	Surveying Services - Gyro			$0	fixed
J	Surveying Services -			$0	fixed

	Mud Logging Services	$/day	days		
J	Mud Logging Services - consumables - all inclusive			$0	variable

1C-11

1C-12

Coring Services	$/day	days		
K	Coring Services - technician (2 ea)			$0	variable
K	Coring Services - Personnel travel time (2 ea)			$0	variable
K	Coring Services -			$0	variable
K	Coring Services - Corion Express Coring System - per well charge			$0	fixed
K	Coring Services - Footage charge - based on 800ft core			$0	
K	Coring Services - 20 (ea) 12ft Aluminum Core Barrels - $950 ea			$0	fixed
K	Coring Services - Core boxes - cardboard			$0	fixed
K	Coring Services -			$0	
K	Coring Services -			$0	fixed

	Electric Line Services				
K	E-Line Services - Intermediate logging			$0	fixed
K	E-Line Services - Production logging			$0	fixed
K	E-Line Services - Surface logging			$0	fixed
K	E-Line Services - Log analysis & log data transmission charges			$0	fixed
K	E-Line Services - Bottom hole pressure (MDT)			$0	fixed
K	E-Line Services - Perforating	70000	1	$80,500	fixed
K	E-Line Services - Packers (setting)			$0	fixed
K	E-Line Services - Bridge plugs (setting)			$0	fixed

	Cementing Materials & Services	price	job		
M	Cementing Services - Surface			$0	fixed
M	Cementing Services - Intermediate			$0	fixed
M	Cementing Services - Production	90000	1.00	$103,500	fixed
M	Cementing Services - Pump abandonment plug (Plug back exist hole)	80000	0.00	$0	fixed
M	Cementing Services - Scratchers			$0	fixed
M	Cementing Services - Stage collars			$0	fixed
M	Cementing Services - Cement baskets			$0	fixed
M	Cementing Services - Bridge plugs			$0	fixed
M	Cementing Services - Cement retainers, EZSV			$0	fixed

	Down Hole Completion Services				
K	Completion Services- specialist (2)	$3,000	3.00	$10,350	fixed
K	Completion Services- Tubing anchor repair			$0	fixed
K	Completion Services- FCO of wellbore			$0	fixed
K	Completion Services- Hot oiler			$0	fixed

	Transport & Cuttings Disposal				
F	Drilling Solids Disposal	$50,000	1	$57,500	variable
F	Transport - Liquid transport to disposal			$0	variable
F	Transport - Trucking Support	$3,600	49.15	$203,493	fixed
F	Transport - Rail transportation services			$0	fixed
F	Transport - Warehousing / supply base / storage			$0	fixed
F	Transport - Trucking - flatbed trailer			$0	fixed

	Air - Marine Transportation Services	$/day	days		
F	Transportation- Helicoptor Rate	$4,500	49.15	$254,367	variable
F	Transportation - Flight Time Charges (aircraft and fuel)			$0	variable
F	Transportation - Regularly Scheduled between Anchorage & Rig	$1,800	49.15	$101,747	variable
F	Airport landing & services charges			$0	variable
	Barges,Tugs & other boat charges RIG/dr pipe	$0	1.00	$0	variable
F	Barges,Tugs & other boat charges MUD	$0	1.00	$0	variable
F	Tank cleaning	$0	1.00	$0	variable
F	Boat repairs			$0	variable
F	Supply boat Rate	$10,000	49.15	$565,259	variable
F	Marine consumables			$0	variable

1C-13

1C-14

HSE Services & Equip.	$/day	days		
G	All HSE services (Environmental services)	$300	49.15	$16,957.78	variable
G	Emergency services			$0.00	variable
G	Hazardous chemicals disposal			$0.00	variable
G	Hazardous waste hauling services			$0.00	variable
G	Other			$0.00	variable
G	Hazardous environmental services			$0.00	fixed
G	Asbestos removal			$0.00	fixed
G	Hazardous waste water hauling			$0.00	fixed
G	Disposal fees (includes trucking)	$30,000	1.00	$34,500.00	fixed
G	PPE			$0.00	fixed

	Testing, Certification & Inspection				
X	Testing / Inspection - Thread inspection	$5,000	1	$5,750	fixed
X	Testing / Inspection - Full length drift	$1,500	1	$1,725	fixed
X	Testing / Inspection - NDT inspection	$2,000	1	$2,300	fixed
X	Testing / Inspection - MIP			$0	fixed
X	Testing / Inspection - Casing inspection			$0	fixed
X	Testing / Inspection - Drill pipe inspection	$7,000	1	$8,050	fixed
X	Testing / Inspection - Pipe Equipment inspection charges			$0	fixed
X	Testing / Inspection - Equipment Repair	$1,000	49.15	$56,526	fixed
X	Testing / Inspection - Medical, BOP, mud equip., rig inspection			$0	fixed

	Pre/Post Rig Work & Other Well Prep.	$/day	days		
N	Well Test- crew & equipment (10 day test)			$0	variable
N	Well Test- equipment mob/demob			$0	fixed
N	Well Test- trucking	$ 5,000.00	3	$17,250	fixed
N	Well Test- tank rental			$0	fixed
N	Well Test-			$0	fixed
N	Pre planning			$0	fixed
N	Post well analysis			$0	fixed
				$0	

	Wellsite Contract Labor	$/day	days		
N	Wellsite Contract labor - Rig Supervisors (2)	$3,700.00	49.15	$209,146	variable
N	Wellsite Contract Labor - Wellsite Engineering			$0	variable
N	Wellsite Contract Labor - Geologist (2)			$0	variable
N	Wellsite Contract Labor - Medic			$0	variable
N	Wellsite Contract Labor - Expeditor	$1,600.00	49.15	$90,441	variable
N	Wellsite Contract Labor - Crane operators	$1,450.00	49.15	$81,963	
N	Engineering design contract services/consultants			$0	fixed
N	Other			$0	fixed

	Engineering Services - Office Based	$/day	days		
N	Engineering Services - Drilling Manager	$700.00	49.15	$39,568	variable
N	Engineering Services - Drilling Engineer	$800.00	49.15	$45,221	variable
N	Engineering Services - Geologist			$0	variable
N	Engineering Services - Logistics	$800.00	21.11	$19,421	variable
N	Project management contract services/consultants			$0	fixed
N	Pre-planning			$0	fixed
N	Town based directional drilling planner	$ 5,500.00	1	$6,325	fixed
N	Engineering design contract services/consultants			$0	fixed
N	Other			$0	fixed

Z **Total Drilling Intangibles** **$5,213,574**

1C-15

EXHIBIT 1D

Cook Inlet Energy

AFE PROJECT SUMMARY

DATE: **March 22, 2011**

SUBJECT: **11-10010**
Cook Inlet Energy
Redoubt Unit #5B
Well RU-5 RE-DRILL
$5,430,000 Gross, $5,430,000 Net CIE

Recommendation:

It is recommended that Cook Inlet Energy side-track the existing RU #5A wellbore in the Southern fault block of the Redoubt Shoal structure, at a cost of $5,430M. Risked economics yield net oil reserves of 563 Mbbls and a NPV10 of $13.0MM.

Prior to the initial ESP failure (June 19, 2004), RU #5A had been producing at an oil rate of approximately 550 bopd. The well was producing at a water cut of ~77% and had a total fluid off-take rate of approximately 1,900 bfpd. Once the ESP was finally replaced (7 months later), the well was very slow to clean up. Over the next ~24 months, the water cut gradually dropped from 100% down to 93% and the oil rate increased up to a maximum rate of ~65 bopd.

Re-drilling the well ~100 ft up-structure and only completing the wellbore in the Upper and Middle Hemlock, should restore the oil production rate equal to or above the production rate prior to the first ESP failure.

Economics:

NET COST $M	NET RESERVES MBO	NPV10 $M	ROR %	Payout yrs	NET GAIN BO/DAY
5.430	563	13.0	308	1.3	400

Economics were run using a re-drill cost of $5,430M, which was supplied to Cook Inlet Energy by Solsten E & P Services. The economics assumed that the re-drill would be drilled and completed in 2011. The economics assumed initial production rate of 400 bopd with an exponential decline rate of 21%.

G&G:

Cook Inlet Energy's RU #5B well is intended to replace the RU #5A which is currently inactive after failure of the ESP. Prior to the pump failure, the well was utilized primarily as a water supply well for injection operations although the oil cut had slowly increased to a point where the well produced between 50 to 60 BOPD. As designed, the RU #5B would encounter objective Oligocene Hemlock sands laterally separated and slightly up-dip (+-11825' SSTVD) of the previous penetration. The wellbore would be down-dip of the RU #2A, which is also targeted to redrill these same reservoirs. Hemlock structure for the field is illustrated in Figures 1 & 2.

Cook Inlet Energy's RU #5B would be drilled up-thrown to an East West striking normal fault bisecting the Redoubt Structure. The well would be the most southerly oil producer in the Southern Fault block on the Southwest plunging Redoubt anticlinal structure. The RU #3A is scheduled to be drilled into the fault block in a position down-dip and Northeast of the RU #5B. At a future date, water injection would be started in the down-dip well for pressure maintenance. As drilled, the RU #5B would provide oil production take points in the Upper and Middle members of the Hemlock Formation.

The Southern fault block into which RU #2A and RU #5B would be drilled contains approximately 384 acres of Upper Hemlock reservoir. The reservoir encompasses 34,404 acre feet for a reservoir average of 89.5' NEO. As presently designed, the RU #5B well is expected to penetrate approximately 110' of oil productive section above the current Lowest Known Oil of (-12201') SSTVD as seen in the RU No. 3 well. Porosities (NuTech) encountered in RU #5A ranged from 8.8 to 24.8% (averaging 13.1%) over the Upper Hemlock reservoir. Excellent perms ranging from 1.0 to 340.8 md were found in the zone ad determined by NuTech analysis. These perms averaged 26.8 md over the net productive interval for the Upper Hemlock.

1D-1

Stratigraphically between the Upper and Middle members of the Hemlock Fm is a clay or silt zone occurring uniformly across the breadth of the structure. The zone appears cleaner than that occurring in most field wells. Porosities range from 12.2 % to 20.6 % for various stringers within this interval. These porosities average 16.3 % within the Silt zone. Perms for the same stringers ranged from 2.0 to 29.5 md, with an average of 10.9 md. Petrophysical characteristics (NuTech analysis) for the upper Hemlock are significantly better in the RU #5A well than in other corresponding intervals within the field. This correlates with excellent fluid productivity observed in the RU #5A well.

The Middle Hemlock member, also targeted by RU #5B contains a reservoir covering 275 acres and approximately 14,827 acre feet for an average NEO of 53.9'. RU #5B should encounter approximately 65' of productive Middle Hemlock sand above the Lowest known Oil of -12219' SSTVD as encountered in the RU No. 5 A well. Porosities and Perms (NuTech analysis) (+- 11825' SSTVD) are comparable to those seen in the Upper Hemlock and Silt zones above.

Land:

Well Working Interest:	100 %
Well Net Revenue Interest:	81.6 %

Reservoir:

RU #5A was first put on production on January 20, 2003 and initially produced at rates as high as 800 bopd. Just prior to the initial ESP failure (June 19, 2004), RU #5A's production rate had dropped to approximately 550 bopd, with a water cut of ~77%. After being shut-in for 7 months, the ESP was finally replaced in January 2005 and the well brought back on line. When brought back on line, RU #5A initially produced at a water cut of nearly 100%. The second ESP in RU #5A ran for just under two years (23.7 mo), and the water cut steadily dropped from 100% to 93% over those two years. Just prior to failing the second time (on January 6, 2007), RU #5A was making about 50 bopd at a water cut of 93%.

From early on in the life of RU #5A, the production data suggests that the RU #5A wellbore has been in pressure communication with a significant aquifer. Whereas all other wells at Redoubt displayed a hyperbolic decline (with relatively steep initial decline rates), the RU #5A production profile exhibited a fairly shallow exponential decline. The ESP intake pressures (recorded by the Phoenix gauge) have also shown much higher suction pressures, as compared to the other Redoubt wells. Taking the aquifer support into consideration, it appears that water from some of the higher permeability sands, over-ran the oil producing sands while the well was shut in for 7 months. It is speculated that these high permeability water sands are located in the Lower Hemlock formation.

The RU #5B re-drill is planned for a new location ~100 ft up-dip from the existing RU #5A wellbore, and will only be completed in the Upper and Middle Hemlock intervals. This should allow for much higher drawdown in the oil productive sands and thus result in a restored (if not increased) oil rate of 400 bopd.

To date, RU #5A has produced a total of 304 Mbbls of oil from the Hemlock formation. The only other well producing from the Southern Fault Block, RU #2, has produced another 496 Mbbls of oil. Thus the total oil off-take from the Southern Fault Block is just over 800 Mbbls. The most recent structure and isopach mapping of the Upper, Middle, and Lower Hemlock formation in the Southern Fault Block of the Redoubt Shoal structure, would suggest an original oil in-place (OOIP) of 24.56 MMBO from the Upper and Middle Hemlock and 26.32 MMBO from the Upper, Middle, and Lower Hemlock. Assuming the fault that separates the Southern and Central fault blocks is sealing, the production from RU #2 and RU #5A accounts for 3.0 to 3.3% of the OOIP in the Southern Fault Block (depending upon whether or not the Lower Hemlock OOIP is included).

Even considering the low-GOR oil being produced at Redoubt Unit (26.5 o API), a 3% recovery under primary depletion is very low. Primary depletion of this relatively dead oil should be on the order of 6-7% down to the bubble point pressure of ~1,500 psia. With waterflood support (natural or induced), oil recoveries approaching 20 to 25% are not out of line. Thus it is important to get RU #5B (as well as RU #2A), back on production.

Class	Capital	**CIE Cost**	$5,430,000	**AFE No.**	11-10010

Project Expected to Commence: (Date)	

Date Approval Requested by: (Date)	

Scott Boruff, *CEO- Miller* — **Date**

[signature] — 3/30/2011

David Hall, *CEO – Alaska Operations* — **Date**

1D-2

Cook Inlet Energy Project Economic Evaluation Tool

($MM denoted millions of dollars, $k denotes thousands of dollars)

Cook Inlet Energy

Field: Redoubt Unit
Project: RU-5 re-drill
AFE(s):

	Unrisked	Risked
Payback (years)	1.3	1.3
Payback (months)	15.8	15.8
IRR	308%	308%
NPV ($MM)	$13.0	$13.0
ROI	321%	321%

Project Assumptions

Date production begins/changes	9/1/11
Initial oil production (bopd)	400
Initial gas production (Mcf/d)	96
Probability of success	100%
Total CapEx ($k)	$5,430.0
Date CapEx spent	9/1/11
CapEx spent to date ($k)	$0.0
Total OpEx ($k/yr)	$730.0
Date OpEx begins	9/1/11

General Assumptions

Realized oil price (/bbl)	$87.00	(realized)
Realized gas price (/Mscf)	$6.50	
Oil decline rate (/yr)	21%	
Gas decline rate (/yr)	21%	
Discount rate	8%	

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Total
CIE CapEx ($k)			$1,200.0		$1,200.0		$1,400.0		$1,400.0			$5,200.0
CIE OpEx ($k)												$0.0
Total OpEx ($k)	$182.5	$730.0	$730.0	$730.0	$730.0	$730.0	$730.0	$730.0	$730.0	$730.0	$730.0	$7,482.5
CIE Expense ($k)	$5,612.5	$730.0	$1,930.0	$730.0	$1,930.0	$730.0	$2,130.0	$730.0	$2,130.0	$730.0	$730.0	$18,113
+/- Mbbl	46.5	120.0	94.7	74.9	59.1	46.7	36.9	29.1	23.0	18.2	14.4	563.6
+/- MMcf	11.2	28.8	22.7	18.0	14.2	11.2	8.9	7.0	5.5	4.4	3.4	135.3
CIE Revenue ($k)	($2,291)	$7,834	$4,831	$4,612	$2,290	$2,604	$502	$1,349	($487)	$568	$294	$22,106
Risked Revenue ($k)	($2,291)	$7,834	$4,831	$4,612	$2,290	$2,604	$502	$1,349	($487)	$568	$294	$22,106
Discounted Revenue ($k)	($2,291)	$7,310	$4,146	$3,641	$1,663	$1,740	$308	$763	($254)	$272	$130	$17,428
Disc Risked Revenue ($k)	($2,291)	$7,310	$4,146	$3,641	$1,663	$1,740	$308	$763	($254)	$272	$130	$17,428
Cum Disc Revenue ($k)	($2,291)	$5,019	$9,165	$12,806	$14,469	$16,209	$16,517	$17,280	$17,027	$17,299	$17,428	
Cum Disc Risked Rev ($k)	($2,291)	$5,019	$9,165	$12,806	$14,469	$16,209	$16,517	$17,280	$17,027	$17,299	$17,428	

Cumulative Discounted Risked Revenue ($k)
$20,000
$15,000
$10,000
$5,000
$0
($5,000)
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Comments

Based on conducting RU-2 & 4 & 5 at the same time to share mobilization/demobilization cost.

Included cost for future ESP failures .

Opex is based on an $2/bbl variable increase per gross fluid . 1000 bbls gross fluid (60 % water cut ,600 h20, 400 oil).

1D-3

Cook Inlet Energy

Drilling Cost Estimate (Complete)				Date Prepared:	3/30/2011
Well Name:	RU-5B Redrill			Drilling Engineer:	N.Sachivichik

Well Type	Development
Max Inclination	44.16
Pay Zone Inclination	39.00
Target (TVD feet) - top of zone	11,975 '
Vertical Section @ TD	11,975 '
Surface Casing?	yes
Intermediate Topset?	no
Rig	Large RIG/Rowa

RU-5B Re-drill w/RIG
Sidetrack 8.5" OH from 9 5/8" Existing CSG (11200')
to 15226' MD/11700' TVD,
7" production liner

	Hole Size	Casing Size	MD	TVD	Mud Weight, ppg
Conductor		20"	200 '	200'	N/A
Surface Casing	17.5"	13-3/8"	3530 ft	2918 ft	9.6
Intermediate Csg	12.5"	9 5/8"	11200 ft	9860 ft	9.8
Production Csg	8.5"	7"	15226 ft	11975 ft	9.8

RU-5B Re-Drill Days vs Depth Curve
Rig Days on Location
0
5
10
15
20
25
30
35
40
MD, ft
0
1000
2000
3000
4000
5000
6000
7000
8000
9000
10000
11000
12000
13000
14000
15000
16000
NU BOP, Set Whipstock, Mill Window
BOP test
Drill 8.5" Production hole
Run 7" production liner
Complete
Total Depth =11,700' TVD, 14,983' MD

Page 1 3/30/2011

1D-4

Drive Structural Casing - Estimated Time		Days	
RU Hammer for Drive Pipe		0.50	
Drive Pipe to 150'		0.00	
RD Hammer		0.21	
Total Surface Hole Time		0.71	

Drilling - Estimated Time			
Surface - 17-1/2" Hole - 13-3/8" Csg			
Drill Surface hole - average ROP = 12 fph		0.00	
Total Surface Hole Time		0.00	
Intermediate #1 - 12.5" Hole , 9 5/8" Csg			
Drill Intermediate hole - average ROP = 30 fph		0.00	
NU BOPE, test BOPE & csg		8.50	
Run and set Cement Retainer, pump cement		1.00	
Set a whipstock		0.50	
Mill Window		1.00	
Total Surface Hole Time		11.00	
Production - 8.5" Hole, 7" Liner			
Drill Production hole - average ROP = 30 fph		13.98	
0		0.00	
MU BHA, RIH, DO shoe & 20' ,LOT		1.00	
C&C mud, drill ahead		0.50	
Short trip to prev shoe, RIH TD, POOH, LD BHA		0.50	
RU E-Line, RIH, log OH section		0.00	
Clean out, L.D DP		0.50	
Run & cmt 7" liner		0.50	
Additional bit trip		1.00	
Additional BOP test		0.00	
Total		17.98	
Completion			
P/U 3-1/2" tbg, scrape csg, displace to brine		1.00	
Perforate and other .		0.42	
MU, run 3-1/2"Completion, land TBG hanger, RILDS		0.58	
ND BOPE		0.42	
P&A		0.00	
RDMO drilling rig		0.42	
Total Completion Time		2.83	
Estimated Drilling Days without Trouble		**31.81**	

Drilling - Potential Trouble Time			
Event	**hrs**	**% chance**	**Est. Trouble days**
Lost circulation	24	0.1	0.10
No cement to surface	18	0.25	0.19
Multiple Bit Trips	24	0.3	0.30
Circulate out kick	30	0.1	0.13
Weather Days	48	0.25	0.50
Hole problems while running casing	36	0.25	0.38
Total Planned Trouble Time			**1.59 days**

Planned Drilling Days w/ Trouble	2	33.40	

Page 3 3/30/2011

1D-5

Cost Breakdown

Project		
Event	Cost	
Rig Mobilization/Move	$0	
Drill & Complete	$4,720,980	
Total	**$4,720,980**	

Drilling & Completion	
Tangible Cost	$958,492
Intangible Cost	$3,762,488
Drill & Complete	**$4,720,980**
Contingency	**$708,147**
Grand Total	**$5,429,127**

Page 4 3/30/2011

1D-6

TANGIBLE COST (Complete) Opt 2	Quantity	Unit price	Sub Totals
Conductor/Drive	Length	$/ft	
Drive - 30" 457# x56 Plain End			$0
Conductor - 20"	80'	$175.00	$16,100
Surface Casing	Length	$/ft	
CSG - 13-3/8" 68.0# BT & C L-80, R-3 LSS	0'	$102.75	$0
CSG - 10-3/4" 55.5# BT&C L-80, R-3 LSS - A	0'	$83.81	$0
CSG - 9-5/8" 47.0# BT&C L-80 R-3 LSS	0'	$87.00	$0
Intermediate Casing (#1)	Length	$/ft	
CSG - 7-5/8" 29.5# BT&C L-80 R-3 LSS		$55.00	$0
CSG - 9-5/8" 47.0# BT&C L-80 R-3 V&M Star	0'	$55.04	$0
Production Casing	Length	$/ft	
CSG - 5-1/2" 17# BT&C L-80 R-3 LSS	0'	$24.00	$0
CSG - 4-1/2", 11.6# BT&C L80 R-3 TUBOCARIBE	0'	$17.31	$0
CSG - 7" 26# L-80 R-3 BTC MOD V&M Star	4,326'	$45.17	$224,716
Liner	Length	$/ft	
CSG - 4-1/2", 11.6# BT&C L80 R-3 CSG TUBOCARIBE	0'	$17.31	$0
CSG - 5-1/2" 17# BT&C L-80 R-3 CSG LSS	0'	$24.00	$0
CSG - 7" 29# BT&C L-80 R-3 LSS	0'	$45.35	$0
Machined Tubulars	Length	$/ft	
Casing	30'	$50.00	$1,725
Tubing	30'	$50.00	$1,725
Other	0'	$0.00	$0
Contingency Wellhead & Casing	Qty	$	
Equipment that is normally moved from well to well			$0
Emergency Slips		$0	$0
Whipstock	1	$180,000	$207,000
Casing		$0.00	$0
Other		$0.00	$0
Tubing	Length	$/ft	
TBG - 3-1/2" 9.2# EUE 8RD Mod L-80 R-2 LSS		$20.00	$0
TBG - 4-1/2", 11.6# BT&C L80 R-3 CSG TUBOCARIBE	0'	$17.13	$0
TBG - 2-7/8", 6.5#, P110 EUE 8 rd	14,226'	$16.00	$261,758
Wellhead	Qty	$	
Wellhead - Includes (csg hangers, seal assembly, etc) Vetco Gray	0	$50,000	$0
Wellhead - 9-5/8" Casing Hanger		$0	$0
Wellhead - Vetco Gen 1A 11" x 5ksi Tubing Head		$0	$0
Wellhead - Casing hangers & packoffs		$0	$0
Wellhead - Casing hager seal assemblies		$0	$0
Wellhead - Mudline		$0	$0
			$0
Tree	Qty	$	
Tree - Vetco Grey	0	$25,000	$0
Tree - Tubing Hanger		$0	$0
Tree - Xmas tree valves & flanges		$0	$0
Tree -		$0	$0
			$0
Downhole Completion Equipment	Qty	$	
Completion - 3-1/2" x 7" S-3 Hydroset Production Pkr	1	$23,400	$26,910
Completion - PTS Pressure Gauge & transmission tubewire		$0	$0
Completion - Permanent Sensor sfc equip, computer, terminations		$0	$0

1D-7

1D-8

Downhole Artificial Lift Equipment	Qty	$	
Jet Pump	1	$20,000	$23,000
Progressive cavity pump equipment		$0	$0
Gaslift equipment	0	$3,500	$0
Other		$0	$0
Other		$0	$0
			$0

Other Consumables & Minor Supplies	Qty	$	
Misc - Supply	1	$20,000	$23,000
Misc -		$0	$0
Misc -		$0	$0
Misc -		$0	$0
Misc -		$0	$0
Misc -		$0	$0
			$0

Buildings & Structures	Qty	$	
Cellar Box		$0	$0
Well House - Materials		$0	$0
Warehousing		$0	$0
Office Space - Anchorage		$0	$0
Well House -		$0	$0

Total Tangible Cost $958,492.13

INTANGIBLE ITEMS

Staking, Site Surveying & Positioning	$/day	days		
Staking & Surveying - Road & Pad Survey	15000	0	$0	fixed
Location Construction ($50K MOB, $85K/mi, $250K/pd)			$0	fixed

Conductor & Cellar Setting Operations				
Costs exclude conductor pipe cost				
Conductor/Cellar - All costs to set .	50000	1	$57,500	fixed
Conductor/Cellar -			$0	fixed
Conductor/Cellar -			$0	fixed
Conductor/Cellar -			$0	fixed

Rig Mobilization / Demobilization	$/day	days		
Rig Mobilization - Cold rig in yard to warm rig on location	$34,700	0	$0	variable
Rig Mobilization - Labor	$20,000	0	$0	variable
Rig De-Mobilization -	$34,700	0	$0	variable
Rig De-Mobilization - Labor	$20,000	0	$0	

Drilling Rig & Camp Day Rates	$/day	days		
Rig - Drilling rig day rate (labor only, assumes company owns rig)	$17,000	33.40	$652,970	variable
Rig - Payment for 5 days of unused rig commitment	$47,000	0.00	$0	variable
Rig - Top Drive			$0	variable
Rig - Rate based allocations			$0	variable
Lodging	$2,000	33.40	$76,820	
Rig - BOP Rental	$2,500	33.40	$96,025	variable
Rig - Rig Camp	$2,000	33.40	$76,820	variable
Rig - Catering/Per Diem	$3,000	33.40	$115,230	variable
Rig - Rig fuel - diesel (assumes use of own fuel gas for generators)		33.40	$0	variable
Rig - Instrumentation installation	$1,000	2.00	$2,300	variable
Rig - Instrumentation	$468.30	33.40	$15,641	fixed

Mud Processing Equip & Service	$/day	days

1D-9

1D-10

Information/Communication	$/day	days		
Communication - Satellite rig phone			$0	variable
Communication - Cell phones	$400	33.40	$15,364	variable
Communication - Installation, repair, & maintenance	$1,000	5.00	$5,750	variable
Communication - Computers, faxes, etc	100	33.40	$3,841	fixed
Communication - Cell phones			$0	fixed
			$0	

Drilling Fluids (Materials & Services)	$/ft	drilled footage		
Drilling Fluids - Conductor Interval			$0	variable
Drilling Fluids - Surface Interval			$0	variable
Drilling Fluids - Intermediate Interval			$0	
Drilling Fluids - Intermediate Interval	$22	4026	$101,858	variable
Drilling Fluids - Post-drilling	$6,200	5.00	$35,650	variable
Drilling Fluids - Mud Engineer	$1,200	33.40	$46,092	variable
				fixed
LCM	300	33.40	$11,523	fixed

Completion Fluids & Other Chemicals				
Completion Fluids (KCl brine)			$0	fixed
Other Chemicals			$0	fixed
Freeze protection	5000	1	$5,750	fixed

Directional Drlg Equip. & Services	$/day	days		
Directional Drlg -BHA 12 1/4" components rent + stby	$7,900	16.00	$145,360	variable
Directional Drlg -BHA 8 1/2" components rent + stby	$4,000	5.00	$23,000	variable
Directional Drlg - motor Surface hole 12 1/4" OH	$2,000	3.00	$6,900	variable
Directional Drlg - motor Surface hole (standby)	$3,400	7.00	$27,370	variable
Directional Drlg - motors/turbines rental (Inter) - 8-1/2" OH			$0	variable
Directional Drlg - motors/turbines standby (Inter)			$0	variable
Directional Drlg - motors/turbines rental (Prod) - 6" to 6-3/4" Hole			$0	variable
Directional Drlg - motors/turbines standby (Prod)			$0	variable
Directional Drlg - dir. Drillers 2/ day rate (Surf + Int + Prod)	$2,040	30.00	$70,380	variable
Directional Drlg - Teledrift - PESI			$0	variable
Directional Drlg - Drill Collars	$800	17	$15,640	fixed
Directional Drlg - Reamers			$0	fixed
Directional Drlg - Variable gauge & non-magnetic type			$0	fixed
Directional Drlg - Non-magnetic drill collars			$0	fixed
Directional Drlg - Pony drill collars			$0	fixed
Directional Drlg - Jars			$0	fixed

MWD / LWD Tool Rental & Service	$/day	days		
MWD/LWD rental (Surf) - Dir, GR			$0	variable
MWD/LWD standby (Surf)			$0	variable
MWD/LWD rental (Inter) - Dir, GR, Res			$0	variable
MWD/LWD standby (Inter)			$0	variable
MWD/LWD rental (Prod) - Dir, GR, Neu, Den	$6,000	16.00	$110,400	variable
MWD/LWD standby (Prod)	$1,300	5.00	$7,475	variable
MWD/LWD operators (Sur + Int + Prod) (2 people)			$0	variable
MWD/LWD operators standby / rig-up time (Prod)	$3,100	21.00	$74,865	variable
Logging unit	$550	21.00	$13,283	variable
MWD - Final Logs, Presentation, Reports, Set-up	6000	1.00	$6,900	fixed
MWD - Mobilization	$41,200	1.00	$47,380	fixed

Downhole Surveying & Processing		
Surveying Services - Gyro	$0	fixed
Surveying Services -	$0	fixed

Mud Logging Services	$/day	days		
Mud Logging Services - consumables - all inclusive			$0	variable

1D-11

1D-12

Coring Services	$/day	days		
Coring Services - technician (2 ea)			$0	variable
Coring Services - Personnel travel time (2 ea)			$0	variable
Coring Services -			$0	variable
Coring Services - Corion Express Coring System - per well charge			$0	fixed
Coring Services - Footage charge - based on 800ft core			$0	
Coring Services - 20 (ea) 12ft Aluminum Core Barrels - $950 ea			$0	fixed
Coring Services - Core boxes - cardboard			$0	fixed
Coring Services -			$0	
Coring Services -			$0	fixed

Electric Line Services				
E-Line Services - Intermediate logging			$0	fixed
E-Line Services - Production logging			$0	fixed
E-Line Services - Surface logging			$0	fixed
E-Line Services - Log analysis & log data transmission charges			$0	fixed
E-Line Services - Bottom hole pressure (MDT)			$0	fixed
E-Line Services - Perforating	70000	1	$80,500	fixed
E-Line Services - Packers (setting)			$0	fixed
E-Line Services - Bridge plugs (setting)			$0	fixed

Cementing Materials & Services	price	job		
Cementing Services - Surface			$0	fixed
Cementing Services - Intermediate			$0	fixed
Cementing Services - Production	90000	1.00	$103,500	fixed
Cementing Services - Pump abandonment plug (Plug back exist hole)	80000	0.00	$0	fixed
Cementing Services - Scratchers			$0	fixed
Cementing Services - Stage collars			$0	fixed
Cementing Services - Cement baskets			$0	fixed
Cementing Services - Bridge plugs			$0	fixed
Cementing Services - Cement retainers, EZSV			$0	fixed

Down Hole Completion Services				
Completion Services- specialist (2)`	$3,000	3.00	$10,350	fixed
Completion Services- Tubing anchor repair			$0	fixed
Completion Services- FCO of wellbore			$0	fixed
Completion Services- Hot oiler			$0	fixed

Transport & Cuttings Disposal				
Drilling Solids Disposal	$50,000	1	$57,500	variable
Transport - Liquid transport to disposal			$0	variable
Transport - Trucking Support	$3,600	33.40	$138,276	fixed
Transport - Rail transportation services			$0	fixed
Transport - Warehousing / supply base / storage			$0	fixed
Transport - Trucking - flatbed trailer			$0	fixed

Air - Marine Transportation Services	$/day	days		
Transportation- Helicoptor Rate	$4,600	33.40	$176,686	variable
Transportation - Flight Time Charges (aircraft and fuel)			$0	variable
Transportation - Regularly Scheduled between Anchorage & Rig	$1,800	33.40	$69,138	variable
Airport landing & services charges			$0	variable
Barges,Tugs & other boat charges RIG	$0	0.00	$0	variable
Barges,Tugs & other boat charges MUD	$0	1.00	$0	variable
Tank cleaning	$0	1.00	$0	variable
Boat repairs			$0	variable
Supply boat Rate	$10,000	33.40	$192,050	variable
Marine consumables			$0	variable

1D-13

1D-14

1D-15

EXHIBIT 2A

Redoubt Shoal Field

Redoubt Shoal has four (4) of the five highest PV 10 value wells in the December 10, 2009 report. The wells by decreasing PV 10 value are 04A, 02A, North Step Out (NSO2) and the 05A. Please note that the 04A is a shown as the RU 4B on some maps

Attached you will find the following:

- Redoubt Shoal Unit Reserve Worksheet showing original volumetric estimates minus production to 12-10-2009 resulting in remaining reserves to be recovered by work overs or new wells in the Central and Southern Fault blocks. Also included are the estimated reserves for a new well to be drilled in the Northern most Fault Block. All of these wells are highlighted on the worksheet.

- Volumetric estimate sheets for the Upper and Middle Hemlock formations in the central southern and Northern most fault block.

- Structure and isopach maps for the Redoubt area.

- Seismic data

Volumetric estimates were used to confirm performance estimates. All parameters for the volumetric estimates were reviewed and where applicable the original estimates were used and production subtracted to give remaining reserves.

The non-producing fault block was confirmed with logs, DST, seismic and analogous producing zones in contiguous fields.

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

2A-1

COOK INLET ENERGY
VARIOUS COOK INLET PROPERTIES
AS OF DECEMBER 10, 2009
SORTED BY PV 10

FIELD	LEASE	RESERVOIR	OPERATOR	MAJOR	RESERVE CATEGORY	LIFE INDEX (YRS)	GROSS OIL (BBLS)	GROSS GAS (MMCF)	NET OIL (BBLS)	NET GAS (MMCF)	NET SALES ($)	SEV TAX ($)	AD VAL TAX ($)	OP COST ($)	CAPITAL COST ($)	CASH FLOW ($)	DISC @ 10% ($)	% of TOT	CUM %
REDOUBT SHOAL	REDOUBT 04A	HEMLOCK CENTRAL FB	COOK INLET	OIL	PROV UNDEV	16.7	1,321,895	-	1,200,062	-	59,124,380	40,802	886,254	2,326,535	2,300,000	53,570,800	34,587,940	8.3	8.3
WEST MCARTHUR RIVER	WMRU 5	HEMLOCK	COOK INLET	OIL	PROV NON PROD	20.3	1,336,049	-	1,070,540	-	53,878,580	36,398	592,264	-	2,200,000	51,049,920	30,574,170	7.3	15.6
REDOUBT SHOAL	REDOUBT 02A	HEMLOCK SOUTH FB	COOK INLET	OIL	PROV UNDEV	14.4	1,124,721	-	1,021,060	-	50,460,908	34,716	756,393	1,979,509	3,500,000	44,190,284	29,066,704	6.9	22.5
REDOUBT SHOAL	REDOUBT NORTH STEPOUT	HEMLOCK NS02	COOK INLET	OIL	PROV UNDEV	15.4	1,191,013	-	1,081,242	-	53,316,444	36,762	799,225	2,096,183	4,600,000	45,786,272	28,906,386	6.9	29.4
REDOUBT SHOAL	REDOUBT 05A	HEMLOCK SOUTH FB	COOK INLET	OIL	PROV UNDEV	14.8	1,124,721	-	1,021,060	-	50,351,236	34,716	754,748	1,979,509	2,400,000	45,182,268	28,863,622	6.9	36.3
REDOUBT SHOAL	REDOUBT SOUTH STEPOUT	HEMLOCK SSO	COOK INLET	OIL	PROV UNDEV	15.9	1,191,013	-	1,081,242	-	53,175,920	36,762	797,087	2,096,183	4,600,000	45,645,892	27,477,850	6.6	42.9
REDOUBT SHOAL	REDOUBT 03A	HEMLOCK SOUTH FB	COOK INLET	OIL	PROV UNDEV	14.8	1,124,721	-	1,021,060	-	50,373,352	34,716	755,079	1,979,509	4,600,000	43,004,040	27,138,934	6.5	49.3
REDOUBT SHOAL	REDOUBT SOUTH STEPOUT	HEMLOCK SSO	COOK INLET	OIL	PROB UNDEV	16.7	1,191,013	-	1,081,242	-	52,955,500	36,762	793,781	2,096,183	4,600,000	45,428,784	25,462,276	6.1	55.4
REDOUBT SHOAL	REDOUBT SOUTH STEPOUT	HEMLOCK SSO	COOK INLET	OIL	POSS UNDEV	17.1	1,191,013	-	1,081,242	-	52,829,524	36,762	791,891	2,096,183	4,600,000	45,304,688	24,405,026	5.8	61.2
WEST MCARTHUR RIVER	WMRU 6	HEMLOCK	COOK INLET	OIL	PROV PROD	16.8	779,104	-	623,272	-	31,493,918	18,698	346,227	-	2,000,000	29,128,992	17,770,152	4.2	65.5
REDOUBT SHOAL	REDOUBT 13	HEMLOCK NORTHERN FB	COOK INLET	OIL	PROB UNDEV	13.7	847,012	207,518	768,946	188,392	38,580,488	26,144	578,315	1,490,741	4,800,000	31,885,290	17,384,780	4.2	69.6
REDOUBT SHOAL	REDOUBT 09	HEMLOCK NORTHERN FB	COOK INLET	OIL	PROB UNDEV	13.4	847,012	-	768,946	-	37,738,216	26,144	565,681	1,490,741	4,600,000	31,055,646	17,322,442	4.1	73.8
REDOUBT SHOAL	REDOUBT 01	HEMLOCK	COOK INLET	OIL	PROV NON PROD	16.5	699,999	-	635,483	-	31,184,082	19,064	467,475	1,231,999	2,000,000	27,465,546	16,573,837	4.0	77.7
REDOUBT SHOAL	REDOUBT 14	HEMLOCK NORTHERN FB	COOK INLET	OIL	PROB UNDEV	13.9	847,012	-	768,946	-	37,632,396	26,144	564,094	1,490,741	4,600,000	30,951,422	16,460,133	3.9	81.7
SABRE	SABRE 2	G SAND	COOK INLET	OIL	PROB UNDEV	12.8	1,152,500	-	665,569	-	33,893,320	22,629	372,578	1,943,480	10,220,000	21,334,634	12,780,236	3.1	84.7
WEST MCARTHUR RIVER	WMRU 2B	HEMLOCK	COOK INLET	OIL	PROV UNDEV	5.7	523,000	-	398,898	-	20,618,748	13,596	226,657	-	5,000,000	15,378,495	12,410,376	3.0	87.7
SABRE	SABRE 1	G SAND	COOK INLET	OIL	PROB UNDEV	11.0	1,152,500	-	665,569	-	34,100,976	22,629	374,862	1,904,981	13,020,000	18,778,510	12,009,748	2.9	90.5
REDOUBT SHOAL	REDOUBT NORTH STEPOUT	HEMLOCK NS02	COOK INLET	OIL	PROB UNDEV	22.6	596,506	-	540,620	-	25,605,598	18,381	383,808	1,048,090	-	24,155,316	9,932,019	2.4	92.9
SWORD	SWORD 1	G SAND	COOK INLET	OIL	PROB UNDEV	17.3	1,106,500	-	639,004	-	31,989,212	21,726	351,642	1,983,058	10,220,000	19,412,786	8,355,607	2.0	94.9
SABRE	SABRE 4	BELUGA-STERLING	COOK INLET	GAS	POSS UNDEV	12.5	-	8,593,000	-	4,962,458	23,571,668	-	259,288	500,500	10,220,000	12,591,881	6,134,585	1.5	96.4
REDOUBT SHOAL	REDOUBT 07	HEMLOCK	COOK INLET	OIL	PROV NON PROD	10.7	245,605	-	222,969	-	11,033,827	7,581	165,394	432,265	2,000,000	8,428,589	5,226,218	1.2	97.6
WEST FORELAND	WF 1 (9200-9400)	WF#1 9200 & 9400' SAND	COOK INLET	GAS	PROV PROD	9.5	-	649,923	-	685,681	3,256,984	-	13,028	1,087,560	-	2,156,396	1,709,574	0.4	98.0
WEST MCARTHUR RIVER	WMRU 7A	HEMLOCK	COOK INLET	OIL	PROV PROD	6.0	52,016	-	40,569	-	2,085,437	1,379	22,925	-	-	2,061,133	1,643,864	0.4	98.4
RAPTOR	RAPTOR 1	TYONEK	COOK INLET	GAS	PROV UNDEV	10.0	-	3,819,000	-	3,341,625	15,872,718	-	174,800	577,500	10,600,000	4,520,620	1,360,040	0.3	98.7
SABRE	SABRE 3	BELUGA-STERLING	COOK INLET	GAS	PROB UNDEV	11.3	-	5,769,999	-	3,332,174	15,827,825	-	174,106	442,750	10,220,000	4,990,970	1,335,787	0.3	99.1
WEST MCARTHUR RIVER	WMRU 1A	HEMLOCK	COOK INLET	OIL	PROV NON PROD	2.7	40,000	-	30,067	-	1,553,682	902	17,081	-	275,000	1,260,899	1,081,662	0.3	99.3
WEST FORELAND	WF 2 LONG STRING	WF#2-9200' SAND	COOK INLET	GAS	PROV PROD	8.4	-	501,114	-	404,277	1,920,314	-	7,681	652,460	-	1,260,173	1,024,916	0.2	99.6
THREE MILE CREEK	THREE MILE CREEK 2	BELUGA/TYONEK	COOK INLET	GAS	PROB NON PROD	5.8	-	771,792	-	187,638	891,281	-	35,651	106,200	75,000	674,430	550,185	0.1	99.7
THREE MILE CREEK	THREE MILE CREEK 2	BELUGA/TYONEK	COOK INLET	GAS	PROB NON PROD	8.2	-	757,698	-	184,212	875,005	-	35,000	50,400	75,000	714,605	390,651	0.1	99.8
THREE MILE CREEK	THREE MILE CREEK 1	BELUGA/TYONEK	COOK INLET	GAS	PROB NON PROD	5.6	-	543,211	-	132,065	627,311	-	25,092	36,000	75,000	491,219	326,184	0.1	99.9
THREE MILE CREEK	THREE MILE CREEK 1	BELUGA/TYONEK	COOK INLET	GAS	PROV PROD	3.9	-	314,260	-	76,403	362,914	-	14,517	84,600	-	263,798	239,947	0.1	99.9
COSMOPOLITAN	HANSEN OFFSET 1	STARCHKOF/HEMLOCK	PIONEER	GAS	PROB UNDEV	13.3	482,718	-	4,827	-	246,063	-	984	-	-	245,099	173,391	0.0	100.0
THREE MILE CREEK	THREE MILE CREEK 3	BELUGA/TYONEK	COOK INLET	GAS	PROV UNDEV	5.1	-	1,480,831	-	359,971	1,709,883	-	68,394	97,200	1,350,000	194,288	67,227	0.0	100.0
COSMOPOLITAN	HANSEN OFFSET 1	TYONEK	PIONEER	GAS	PROB UNDEV	21.1	-	2,618,001	-	28,180	124,355	-	497	-	-	123,858	27,342	0.0	100.0
WEST FORELAND	WF 2 SHORT STRING	WF#2-8500' SAND	COOK INLET	GAS	PROV PROD	0.5	-	5,776	-	4,740	22,516	-	90	6,000	-	16,426	16,079	0.0	100.0
THREE MILE CREEK	THREE MILE CREEK 2	BELUGA/TYONEK	COOK INLET	GAS	PROV PROD	0.9	-	29,158	-	7,089	33,672	-	1,347	19,800	-	12,526	12,181	0.0	100.0
KUSTATAN	KUSTATAN FIELD #1	TYONEK	COOK INLET	GAS	PROV PROD	1.5	-	4,985	-	4,113	19,536	-	78	9,000	-	10,457	10,032	0.0	100.0
REDOUBT SHOAL	REDOUBT 05	HEMLOCK	COOK INLET	OIL	PROV PROD	-	-	-	-	-	-	-	-	-	-	-	-		
					TOTAL REVENUE		20,166,644	26,266,066	16,433,434	13,897,017	##########	553,417	12,173,816	33,335,861	##########	708,726,730	##########		
KUSTATAN FACILITY	KUSTATAN FACILITY EXPENSES		COOK INLET	OIL	PROV PROD	16.0	-	-	-	-	-	-	-	28,416,000	-	(28,416,000)	(14,578,578)		
REDOUBT SHOAL	FIXED OPERATING COSTS	OSPREY PLATFORM	COOK INLET	OIL	PROV NON PROD	10.0	-	-	-	-	-	-	-	26,857,000	-	(26,857,000)	(16,092,792)		
WEST MCARTHUR RIVER	FIXED OPERATING COSTS	HEMLOCK	COOK INLET	OIL	PROV NON PROD	5.9	-	-	-	-	-	-	-	23,714,000	-	(23,714,000)	(18,125,484)		
					TOTAL FIXED COSTS		-	-	-	-	-	-	-	78,987,000	-	(78,987,000)	(50,796,854)		
					GRAND TOTAL		20,166,644	26,266,066	16,433,434	13,897,017	##########	553,417	12,173,816	112,322,861	##########	629,739,730	##########		

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

2A-2

X/Y: Feet
RU #4A Re-Drill
RU #2 Re-Drill
RU #5A Re-Drill
RU #3 Re-Drill
RU 4B
RU 1
RU 4
RU 6
RU 4A
RU 7
RU 2A
RU 2
RU 3A
RU 5
RU 5B
RU 5A
RU 3
Penetrations
Top Hemlock
Base Hemlock
W. Injector
New Well or ReDrill

2A-3

Cook Inlet Energy
Redoubt Unit

Recovery Factor 15%

Production

Well	Fault Block	Cum Prod thru 12-2009 Oil (Bbls)
1	Central	961,876
6	Central	211,590
7	Central	346,596
		1,520,062
2	Southern	517,703
5	Southern	315,540
3	Southern	-
		833,243
	Total	2,353,305

Reserves*

Fault Block	Hemlock Upper (Bbls)	Hemlock Middle (Bbls)	Total	Production (Bbls)	12/31/2009 Remaining Reserves (Bbls)
Central	2,504,018	2,981,728	5,485,746	1,520,062	3,965,684
Southern	2,939,594	1,267,811	4,207,405	833,243	3,374,162
	5,443,612	4,249,539	9,693,151	2,353,305	7,339,846
Northern**	892,176	1,648,860	2,541,036	-	2,541,036

*Reserves estimated to LKO using CEI structure maps and net oil isopachs

**Northern Fault Block mapped but is considered Probable.

Existing Wells	Proposed Wells	Fault Block	Remain Reserves (Bbls)	Drill/ Workover Date	Res Cat	Cost ($MM)	Expected Prod Rate	
Proved Reserves - 12-31-2009								
RU - 1		Central	1,321,895	Jun-10	PDSI		300	Replace ESP
RU - 7		Central	1,321,895	Jun-10	PDSI		125	Replace ESP
	4A	Central	1,321,895	Sep-10	PUD	$ 2.3	750	
			3,965,684					
	2A	Southern	1,124,721	Nov-10	PUD	$ 3.5	750	
	3A	Southern	1,124,721	Mar-11	PUD	$ 4.6	750	
	5A	Southern	1,124,721	Apr-11	PUD	$ 2.4	750	
			3,374,162					
New Fault Blocks								
North Step Out 1		NSO2	1,191,013	Jan-11	PUD	$ 4.6	750	
South Step Out 1		SSO	1,191,013	Jul-11	PUD	$ 4.6	750	
			2,382,026					
Total Proved			9,721,872			$ 22.0		
Probable Reserves - 12-31-2009								
Northern	9	Northern	847,012	Mar-13	PBUD	$ 4.6	750	
Northern	13	Northern	847,012	Jun-13	PBUD	$ 4.6	750	
Northern	14	Northern	847,012	Sep-13	PBUD	$ 4.6	750	
North Step Out 1		NSO2	595,506	Jan-11	PBUD		750	
South Step Out 2		SSO	1,191,013	Apr-12		$ 4.6		
			4,327,555			$ 18.4		
Possible Reserves - 12-31-2009								
South Step Out 3		SSO	5,843,407	Sep-12	PSUD	$ 4.6	750	
Total 3P (Rework and New wells)			**19,892,834**			**$ 45.0**

2A-4

RyVOL

Input:
Calculated:

Oil Reservoir Volumetric Analysis

(Protected)

Field:	Redoubt Unit	Date:	2/6/2010
		Geol/Engr:	AK
County/Parish:	Cook Inlet	Operator:	Cook Inlet Energy
State/Country:	Alaska	Lease:	

Reservoir:	Upper Hemlock	Fault Block:	
Wells:		Penetrations:	
		Press. Base, psia:	14.73
		Temp. Base, °F:	60

Accumulation:	Oil	
Avg. Depth, Ft	11,800	(ss)
Limiting Contact, Ft	12,051	(lko)

Reservoir & Fluid Parameters

Avg Porosity, ϕ	(%)	18.00%
Average S_w	(%)	52.00%
Res. Temp.	(°F)	160. ☐ Check, if °R
Res. Press.	(psia)	5,600
Oil Gravity	(°API)	26.
Sep. Gas Grav.	(Air=1)	0.60
GOR	(Scf/Bbl)	300

Sep. Press. (psia)
Sep. Temp. (°F)

Data Source

Calculated Hydrocarbon Properties (May be entered)

B_{oi}	(RB/STB)	1.1755
P_{bp}	(psia)	2,275
Sol. GOR	(Scf/Bbl)	300
B_t	(RB/STB)	1.1755
OOIP	(Bbl/AF)	570.2 $=7758 \times \phi \times (1-S_w) / B_o$

Reservoir Volumetric Parameters

		Central FB - Proved	Southern FB - Proved	Northern FB - PROB
Res. Area	(AC)	435.	384.	178.
ANET	(Ft)	67.3	89.5	58.6
Res. Volume	(AF)	29,276	34,368	10,431
Producing Status		Undeveloped	Undeveloped	Undeveloped
Well Name/No.		RU 1&7, 4A	2A, 3A, 5A	9, 13, 14

Hydrocarbon Recovery

	Bbl	MMcf	Bbl	MMcf	Bbl	MMcf
In-Place	16,693,452	5,008	19,597,294	5,879	5,947,842	1,784
Rec Fac/GOR (%/GOR)	15.0	300.0 ☐ if %	15.0	300.0 ☐ if %	15.0	300.0 ☐ if %
Rec. Reserves	2,504,018	751	2,939,594	882	892,176	268
Cum. Production						
Remaining Res.	2,504,018	751	2,939,594	882	892,176	268

As-of Date:

Notes:

3 SEC REQUEST - Redoubt - Upper Hemlock 02 2010.xls 4/20/2011

2A-5

Input:
Calculated:

RyVOL Oil Reservoir Volumetric Analysis

(Protected)

Field:	Redoubt Unit	Date:	2/6/2010
County/Parish:	Cook Inlet	Operator:	Cook Inlet Energy
State/Country:	Alaska	Lease:	
Reservoir:	Middle Hemlock	Fault Block:	
Wells:		Penetrations:	

Geol/Engr: AK

Press. Base, psia: 14.73
Temp. Base, °F: 60

Accumulation: Oil
Avg. Depth, Ft: 12,000 (ss)
Limiting Contact, Ft: 12,219 (lko)

Reservoir & Fluid Parameters

Avg Porosity, ϕ	(%)	18.00%
Average S_w	(%)	52.00%
Res. Temp.	(°F)	160.
Res. Press.	(psia)	5,600
Oil Gravity	(°API)	26.
Sep. Gas Grav.	(Air=1)	0.60
GOR	(Scf/Bbl)	300

Check, if °R

Sep. Press. (psia)
Sep. Temp. (°F)

Data Source

Calculated Hydrocarbon Properties (May be entered)

B_{oi}	(RB/STB)	1.1755
P_{bp}	(psia)	2,275
Sol. GOR	(Scf/Bbl)	300
B_t	(RB/STB)	1.1755
OOIP	(Bbl/AF)	570.2

$=7758 \times \phi \times (1-S_w) / B_o$

Reservoir Volumetric Parameters

		Central FB - Proved	Southern FB - Proved	Northern FB - PROB
Res. Area	(AC)	543.	275.	275.
ANET	(Ft)	64.2	53.9	70.1
Res. Volume	(AF)	34,861	14,823	19,278
Producing Status		Behind Pipe	Behind Pipe	Behind Pipe
Well Name/No.		RU-1&7, 4A	2A, 3A, 5A	9, 13, 14

Hydrocarbon Recovery

	Central Bbl	Central MMcf	Southern Bbl	Southern MMcf	Northern Bbl	Northern MMcf
In-Place	19,878,184	5,963	8,452,074	2,536	10,992,401	3,298
Rec Fac/GOR (%/GOR)	15.0	300.0	15.0	300.0	15.0	300.0
Rec. Reserves	2,981,728	895	1,267,811	380	1,648,860	495
Cum. Production						
Remaining Res.	2,981,728	895	1,267,811	380	1,648,860	495

if %

As-of Date:

Notes:

3 SEC REQUEST - Redoubt - Middle Hemlock 02-2010.xls 4/20/2011

2A-6

Input:
Calculated:

RyVOL

Oil Reservoir Volumetric Analysis

(Protected)

Field:	Redoubt Unit	Date:	2/7/2010	Geol/Engr:	AK
County/Parish:	Cook Inlet	Operator:	Cook Inlet Energy		
State/Country:	Alaska	Lease:			
Reservoir:	Hemlock - Up & Mid Comb	Fault Block:			
Wells:		Penetrations:		Press. Base, psia:	14.73
				Temp. Base, °F:	60

Accumulation:	Oil	
Avg. Depth, Ft	10,650	(ss)
Limiting Contact, Ft	10,900	(lko)

Reservoir & Fluid Parameters

Data Source

Avg Porosity, ϕ	(%)	18.00%		
Average S_w	(%)	52.00%		
Res. Temp.	(°F)	145.	Check, if °R	
Res. Press.	(psia)	4,960		
Oil Gravity	(°API)	26.		
Sep. Gas Grav.	(Air=1)	0.60	Sep. Press. (psia)	
GOR	(Scf/Bbl)	300	Sep. Temp. (°F)	

Calculated Hydrocarbon Properties (May be entered)

B_{oi}	(RB/STB)	1.1706	
P_{bp}	(psia)	2,220	
Sol. GOR	(Scf/Bbl)	300	
B_t	(RB/STB)	1.1706	
OOIP	(Bbl/AF)	572.6	$=7758 \times \phi \times (1-S_w) / B_o$

Reservoir Volumetric Parameters

		Tot North Step Out (NSO2)	North Proved (NSO2)	North Probable (NSO2)
Res. Area	(AC)	240.	160.	80.
ANET	(Ft)	65.	65.	65.
Res. Volume	(AF)	15,600	10,400	5,200
Producing Status		Undeveloped	Undeveloped	Undeveloped
Well Name/No.		NSO2-1	NSO2-1	NSO2-1

Hydrocarbon Recovery

	Bbl	MMcf		Bbl	MMcf		Bbl	MMcf	
In-Place	8,932,597	2,680		5,955,064	1,787		2,977,532	893	
Rec Fac/GOR (%/GOR)	20.0	300.0	if %	20.0	300.0	if %	20.0	300.0	if %
Rec. Reserves	1,786,519	536		1,191,013	357		595,506	179	
Cum. Production									
Remaining Res.	1,786,519	536		1,191,013	357		595,506	179	

As-of Date:

Notes: Average thickness derived using Central and South Averages

3 SEC REQUEST - Redoubt - North Step Out 02-2010.xls 4/20/2011

2A-7

Redoubt Unit Redrill Opportunities

R014W
T007N R013
Proposed Wells
RU 2A
RU 3A
RU 4B
RU 5B

Development Opportunities

- RU 2 A
- RU 3 A
- RU 4 B
- RU 5 B

2A-8

South – North Structural Cross Section Redoubt Unit

36465 1
22064 1
RU3
RU5A
RU2
RU7A
RU6
RU1
RB1
SMR1
A
A'
Redoubt Unit
T007N R014W
T007N R0
RU 3 Gas
Lwr Tyonek Sds
Upr. Hemlock
Silt Zone
Mid. Hemlock
Lwr. Hemlock
W. Foreland

2A-9

Potential Redrill Locations

Redoubt Unit

RU No. 2 A

RU No. 3 A

RU No. 4 B

RU No. 5 B

2A-10

Structure Upper Hemlock Redoubt Unit

Proposed RU 4 B
Proposed RU 2 A
Proposed RU 3 A
Proposed RU 5 B
18
-11723
0/37/37
4 B
-11672
0/78/78
-11730
0/62/62
-11563
-11632
0/82/8
-11686
0/93/93
0/104/104
RU 7
2A
-11729
19
0/103/103
3 A
5 B
0/0/78
-11883
0/92/92
5A
-12051
0/56/60
4A
-12047
0/0/95
Proposed wells
Existing Wells
-12051 SSTVD U.Hemlock
Penetration Point
0/92/92 Net Gas/Net Oil/Net Sd
------ LKO (-12061) Lowest Known Oil
-------- Est Prod. Limits

2A-11

Net Pay Isopach U. Hemlock - Redoubt Unit

Northern
FB
18
Proposed RU 4 B
4 B
0/37/37
0/78/78
Proposed RU 2A
0/62/62
0/82/82
Central
FB
0/93/93
4A
0/0/85
Proposed RU 3 A
0/104/104
RU-7
2A
0/103/103
19
Southern
FB
Proposed RU 5 B
5 B
3 A
0/92/92
5A
0/56/60
3

Central Fault Block

- 434.5 Acres 67.3′ Avg NEO
- 29209.6 Ac. Ft.

Southern Fault Block

- 384.3 Acres 89.5′ Avg NEO
- 34403.7 Ac. Ft.

Northern Fault Block

- 178.2 Acres 58.6 Avg NEO
- 10446.6 Ac. Ft.

Proposed wells

Existing Wells

Penetration Point

0/92/92 Net Gas/Net Oil/Net Sd

LKO (-12201′) Lowest Known Oil

Est Prod. Limits

2A-12

Structure Mid. Hemlock – Redoubt Unit

Proposed RU 4 B
Proposed RU 2 A
Proposed RU 3 A
Proposed RU 5 B
18
19
-11961
0/65/65
4 B
11894
0/67/67
-11796
0/78/78
12065
0/83/83
-11932
0/95/95
11865
0/64/64
RU 7
2A
-11954
4A
12187
0/10/>30
5 B
3 A
12122
0/78/78
5A
12275
0/0/43
Proposed wells
Existing Wells
-12051 SSTVD M.Hemlock
Penetration Point
0/92/92 Net Gas/Net Oil/Net Sd
------ LKO (-12219) Lowest Known Oil
-------- Est Prod. Limits

2A-13

Net Pay Isopach – Mid. Hemlock – Redoubt Unit

Proposed RU 4 B
Proposed RU 2 A
Proposed RU 3 A
Proposed RU 5 B
Northern FB
18
1
0/65/65
4 B
0/67/67
2
0/83/83
0/78/78
6
Central FB
4A
0/10/>30
0/95/95
0/64/64
RU 7
2
2A
19
Southern FB
5 B
3 A
0/78/78
5A
3
30
209600

Central Fault Block

- 542.7 Acres 64.2′ Avg. NEO 34843.9 Ac. Ft.

Southern Fault Block

- 275.1 Acres 53.9′ Avg. NEO 14827.1 Ac. Ft

Northern Fault Block

- 275.1 Acres 70.1′ Avg NEO 17117.3 Ac. Ft.

Proposed wells
Existing Wells
Penetration Point
0/92/92 Net Gas/Net Oil/Net Sd
----- LKO (-12212′) Lowest Known Oil
-------- Est Prod. Limits

2A-14

Upper Hemlock Net Sand Isopach
Redoubt Unit

13
17
24
20
T0
40
80
120
-11868
1
0/37/37
4 B
-11643
-11608
0/82/82
-11779
0/62/62
-11633
6 -11686
0/93/93
4A
-12047
0/0/95
-11994
4
0/0/85
-11652
RU 7
2
2A
0/104/104
0/103/103
-12276
5
0/0/78
5 B
3 A
RU 2 A
-11738
0/92/92
-12051
0/56/60
3
-11686 SSTVD Upr Hemlock
0/93/93 Net gas/Net oil/Net Sand

2A-15

Middle Hemlock Net Sand Isopach
Redoubt Unit

13
18
17
TO
24
19
20
-11868
0/ /65
-11643
0/67/67
-11608
-11779
0/83/83
0/78/78
-11686
-11633
0/95/95
-11994
0/0/32
4A
0/10/30
-11652
2A
0/64/64
-12276
0/75/75
0/61/61
5 B
3 A
-11738
-12051
0/0/43
-11562 SSTVD M. Hemlock
0/64/64 Net Gas/Net Oil/Net Sd

2A-16

RU 3 – RU 5A – RU 2 – RU 7A – RU 6 – RU 1 – RB 1 Cross Section (SW – NNE)

RU 3
RU 5 A
RU 2
RU 7 A
RU 6
RU 1
RB 1
RU 3 Gas
Lwr. Tyonek Sds
Upr. Hemlock
Silt Zone
Mid. Hemlock
Lwr. Hemlock
W. Foreland
Proposed
RU 2 A

2A-17

Pan Am 29690 No.1 – RU 2 – RU 5 A _ RU 3 Cross Section (NNW – SE Dip Section)

29690 No. 1
RU 2
RU 5 A
RU 3
RU 3 Gas
Lwr. Tyonek Sds
Upr. Hemlock
Silt Zone
Mid. Hemlock
Lwr. Hemlock
W. Foreland
Proposed
RU 2 A

2A-18

Potential Redrill Locations
Redoubt Unit

RU No. 3 A

2A-19

Structure Upper Hemlock Redoubt Unit

Proposed RU 3 A

18
19
1
-11723
0/37/37
4 B
1
-11672
0/78/78
2
1
-11730
0/62/62
-11563
6
-11686
-11632
0/82/8
0/93/93
0/104/104
RU 7
4A
-12047
0/0/95
2
2A
-11729
0/103/103
5
-12330
0/0/78
5 B
3 A
-11883
0/92/92
5A
-12051
0/56/60
3
-12000
-11600
-11500
LKO (-12061)

————	Proposed wells
————	Existing Wells
-12051	SSTVD U.Hemlock
●	Penetration Point
0/92/92	Net Gas/Net Oil/Net Sd
------	LKO (-12061) Lowest Known Oil
--------	Est Prod. Limits

2A-20

Net Pay Isopach U. Hemlock - Redoubt Unit

Northern
FB
18
0/37/37
4 B
0/78/78
0/62/6
0/82/82
Central
0/93/93
0/104/104
FB
4A
0/0/85
Proposed
RU 3A
RU 7
2A
0/103/103
19
Southern
FB
5
5 B
3 A
0/92/92
5A
0/56/80

Central Fault Block

- 434.5 Acres 67.3' Avg NEO
- 29209.6 Ac. Ft.

Southern Fault Block

- 384.3 Acres 89.5' Avg NEO
- 34403.7 Ac. Ft.

Northern Fault Block

- 178.2 Acres 58.6' Avg NEO
- 10446.6 Ac. Ft.

Proposed wells

Existing Wells

Penetration Point

0/92/92 Net Gas/Net Oil/Net Sd

LKO (-12201') Lowest Known Oil

Est Prod. Limits

2A-21

Structure Mid. Hemlock – Redoubt Unit

18
19
Proposed RU 3 A
1
-11961
0/65/65
4 B
1
11894
0/67/67
1
2
-11796
0/78/78
12065
0/83/83
11865
0/64/64
6
-11932
0/95/95
RU 7
4A
12187
0/10/>30
2
-11954
0/61/61
2A
5 B
3 A
12122
0/78/78
5A
-12275
0/0/43
3
-12000
-12500
-13000
LKO (-12219)
Est Prod. Limits

————	Proposed wells
————	Existing Wells
-12051	SSTVD M.Hemlock
●	Penetration Point
0/92/92	Net Gas/Net Oil/Net Sd
------	LKO (-12219) Lowest Known Oil
--------	Est Prod. Limits

2A-22

Net Pay Isopach – Mid. Hemlock – Redoubt Unit

Northern
FB
18
0/65/65
4 B
0/67/67
0/83/83
0/78/78
Central
0/64/64
0/95/95
FB
4A
0/10/>30
RU 7
2A
0/61/61
19
Southern
FB
5 B
0/0/63
0/78/78
5A
3A
Proposed
RU 3 A
0/0/43
30
209600

Central Fault Block

- 542.7 Acres 64.2′ Avg. NEO 34843.9 Ac. Ft.

Southern Fault Block

- 275.1 Acres 53.9′ Avg. NEO 14827.1 Ac. Ft

Northern Fault Block

- 275.1 Acres 70.1′ Avg NEO 17117.3 Ac. Ft.

Proposed wells
Existing Wells
Penetration Point
0/92/92 Net Gas/Net Oil/Net Sd
----- LKO (-12212′) Lowest Known Oil
-------- Est Prod. Limits

2A-23

Upper Hemlock Net Sand Isopach Redoubt Unit

13
17
24
20
T0
D1
-11868
0/37/37
4 B
-11643
-11608
0/82/82
-11779
0/62/62
-11633
6 -11686
0/93/93
-11652
RU 7
0/104/104
2A
0/103/103
-12276
0/0/78
5 B
3 A
RU 2 A
-11738
0/92/92
-12051
0/56/60
-12047
0/0/95
-11994
0/0/102
40
80
120
-12047 SSTVD Upper Hemlock
0/0/95 Net gas/Net Oil/Net Sand

2A-24

Middle Hemlock Net Sand Isopach
Redoubt Unit

13
-11868
0/ /65
18
17
T0
-11643
0/67/67
1 -11608
-11994
0/0/32
0/83/83
0/78/78
6 -11686
4A
0/10/30
-11633
0/64/64
-11652
2A
19
20
24
-12276
0/0/63
0/61/61
0/95/95
5 B
3 A
-11738
0/78/78
-12051
0/0/43
-11686 SSTVD Upr. Hemlock
0/61/61 Net gas/Net Oil/Net Sand

2A-25

RU 3 – RU 5A – RU 2 – RU 7A – RU 6 – RU 1 – RB 1 Cross Section (SW – NNE)

RU 3
RU 5 A
RU 2
RU 7 A
RU 6
RU 1
RB 1
RU 3 Gas
Lwr. Tyonek Sds
Upr. Hemlock
Silt Zone
Mid. Hemlock
Lwr. Hemlock
W. Foreland
Proposed
RU 3 A
13
16
17
24
19
20

2A-26

PA 29690 No.1 – RU 2 – RU 5A – RU 3 22064 No. 1 Cross Section (North – South Dip Section)

29690 1
RU 2
RU 5 A
RU 3
22064 1
RU 3 Gas
Lwr. Tyonek Sds
Upr. Hemlock
Silt Zn
Mid. Hemlock
Lwr. Hemlock
W. Foreland
Proposed
RU 3 A

2A-27

Potential Redrill Locations
Redoubt Unit

RU No. 4 B

2A-28

Net Pay Isopach U. Hemlock - Redoubt Unit

Proposed RU 4 B
209600
18
1
0/37/37
4 B
1
0/78/78
0/62/62
0/82/82
2
6
0/93/93
0/104/104
4A
0/0/85
RU 7
19
2
2A
0/103/103
5
0/0/78
5 B
0/92/92
3 A
5A
0/56/60
3

Central Fault Block

- 434.5 Acres 67.3′ AvgNEO
- 29209.6 Ac. Ft.

Southern Fault Block

- 384.3 Acres 89.5′ Avg NEO
- 34403.7 Ac. Ft.

Northern Fault Block

- 178.2 Acres 58.6′ Avg NEO
- 10446.6 Ac. Ft.

Proposed wells

Existing Wells

Penetration Point

0/92/92 Net Gas/Net Oil/Net Sd

LKO (-11868') Lowest Known Oil

Est Prod. Limits

2A-29

Structure Upper Hemlock Redoubt Unit

Proposed
RU 4 B
18
-11723
0/37/37
4 B
-11672
0/78/78
-11730
0/62/62
-11563
-11632
0/82/82
-11686
0/93/93
0/104/104
RU 7
-12047
0/0/95
4A
2A
19
0/0/78
5 B
3 A
-11883
0/92/92
5A
-12051
0/56/60
Proposed wells
Existing Wells
-12051 SSTVD U.Hemlock
Penetration Point
0/92/92 Net Gas/Net Oil/Net Sd
LKO (-11868) Lowest Known Oil
Est Prod. Limits

2A-30

Structure Mid. Hemlock – Redoubt Unit

Proposed RU 4 B
18
19
1
-11961
0/65/65
4 B
1
-11894
0/67/67
1
-12065
0/83/83
2
-11796
0/78/78
6
-11932
0/95/95
-11865
0/64/64
RU 7
4A
-12187
0/10/>30
2
-11954
0/61/61
2A
5 B
3 A
-12122
0/78/78
5A
-12275
3

Proposed wells

Existing Wells

-12051 SSTVD M.Hemlock

Penetration Point

0/92/92 Net Gas/Net Oil/Net Sd

------ LKO (-12212) Lowest Known Oil

-------- Est Prod. Limits

2A-31

Net Pay Isopach – Mid. Hemlock – Redoubt Unit

Proposed
RU 4 B
Northern
FB
18
0/65/65
4 B
0/67/67
0/83/83
0/78/78
Central
FB
0/64/64
0/95/95
RU 7
4A
0/10/>30
2A
0/61/61
19
Southern
FB
5
0/0/63
5 B
0/78/78
3 A
5A
0/0/43
3
30
209600

Central Fault Block

- 542.7 Acres 64.2′ Avg. NEO 34843.9 Ac. Ft.

Southern Fault Block

- 275.1 Acres 53.9′ Avg. NEO 14827.1 Ac. Ft

Northern Fault Block

- 275.1 Acres 70.1′ Avg NEO 17117.3 Ac. Ft.

Proposed wells
Existing Wells
Penetration Point
0/92/92 Net Gas/Net Oil/Net Sd
----- LKO (-12212′) Lowest Known Oil
-------- Est Prod. Limits

2A-32

Upper Hemlock Net Sand Isopach
Redoubt Unit

13
17
24
20
T0
D1
-11868
0/37/37
4 B
-11643
0/0/78
-11608
0/82/82
-11779
0/62/62
-11633
-11686
0/93/93
-12047
0/0/95
-11994
0/0/102
-11652
RU 7
0/104/104
2A
-12276
0/0/78
0/103/103
5 B
3 A
RU 2 A
-11738
0/92/92
-12051
0/56/60
-11686 SSTVD Upr. Hemlock
0/93/93 Net gas/Net oil/Net sand

2A-33

Middle Hemlock Net Sand Isopach
Redoubt Unit

13
18
-11868
0/ /65
17
24
-12276
0/63/63
-11643
1
-11608
0/67/67
0/78/78
0/83/83
-11633
6
-11686
0/95/95
-11652
2
2A
19
0/61/61
0/64/64
4A
0/10/>30
11994
4
0/0/32
20
TO
5 B
3 A
-11738
0/78/78
-12051
0/0/43

2A-34

RU 3 – RU 5A – RU 2 – RU 7A – RU 6 – RU 1 – RB 1 Cross Section (SW – NNE)

RU 3
RU 5 A
RU 2
RU 7 A
RU 6
RU 1
RB 1
RU 3 Gas
Lwr. Tyonek Sds
Upr. Hemlock
Silt Zone
Mid. Hemlock
Lwr. Hemlock
W. Foreland
Proposed
RU 4 B

2A-35

RB No. 1 – RU 1 – RU 4 A Cross Section (NNW – SSE)

RB 1
RU 1
RU 4 A
RU 3 Gas
Lwr. Tyonek Sds
Upr. Hemlock
Silt Zone
Mid. Hemlock
Lwr. Hemlock
W. Foreland
Proposed
RU 4 B

2A-36

Potential Redrill Locations
Redoubt Unit

RU No. 5 B

2A-37

Structure Upper Hemlock - Redoubt Unit

Proposed RU 5 B
18
19
-11723
0/37/37
4 B
-11672
0/78/78
-11730
0/62/62
-11563
0/82/82
-11686
-11632
0/104/104
RU 7
0/93/93
2A
4A
-12047
0/0/95
-12330
0/0/78
5 B
3 A
-11883
0/92/92
5A
-12051
0/56/60
Proposed wells
Existing Wells
-12051 SSTVD U.Hemlock
Penetration Point
0/92/92 Net Gas/Net Oil/Net Sd
------ LKO (-12061) Lowest Known Oil
-------- Est Prod. Limits

2A-38

Net Pay Isopach U. Hemlock - Redoubt Unit

Proposed
RU 5 B
18
19
Northern
FB
Central
FB
Southern
FB
1 0/37/37
4 B
1 0/78/78
0/62/62
0/82/82
2
0/93/93 6
0/104/104
RU 7
4A
0/0/85
2 0/103/103
2A
5
0/0/78
5 B
0/92/92
5A
3 A
0/56/60
3

Central Fault Block

- 434.5 Acres 67.3′ Avg NEO
- 29209.6 Ac. Ft.

Southern Fault Block

- 384.3 Acres 89.5′ Avg NEO
- 34403.7 Ac. Ft.

Northern Fault Block

- 178.2 Acres 58.6′ Avg NEO
- 10446.6 Ac. Ft.

Proposed wells

Existing Wells

Penetration Point

0/92/92 Net Gas/Net Oil/Net Sd

------ LKO (-12201') Lowest Known Oil

-------- Est Prod. Limits

2A-39

Structure Mid. Hemlock – Redoubt Unit

18
19
Proposed RU 5 B
-11961
0/65/65
4 B
-11894
0/67/67
-12065
0/83/83
-11932
0/95/95
0/78/78
0/64/64
RU 7
4A
-12187
0/10/>30
2A
-11954
0/61/61
5 B
3 A
-12122
0/78/78
5A
-12275
3
Est Prod. Limits
LKO (-12219')

Proposed wells

Existing Wells

-12051 SSTVD M.Hemlock

● Penetration Point

0/92/92 Net Gas/Net Oil/Net Sd

------ LKO (-12219) Lowest Known Oil

-------- Est Prod. Limits

2A-40

Net Pay Isopach – Mid. Hemlock – Redoubt Unit

Proposed
RU 5 B
Northern
FB
18
0/65/65
4 B
0/67/67
2
0/83/83
0/78/78
6
Central
FB
0/64/64
0/95/95
4A
0/10/>30
RU 7
2
2A
0/61/61
19
Southern
5 B
FB
3 A
0/78/78
5A
3
30
209600

Central Fault Block

- 542.7 Acres 64.2′ Avg. NEO
  34843.9 Ac. Ft.

Southern Fault Block

- 275.1 Acres 53.9′ Avg. NEO
  14827.1 Ac. Ft

Northern Fault Block

- 275.1 Acres 70.1′ Avg NEO
  17117.3 Ac. Ft.

Proposed wells
Existing Wells
Penetration Point
0/92/92 Net Gas/Net Oil/Net Sd
----- LKO (-12212′) Lowest Known Oil
-------- Est Prod. Limits

2A-41

Upper Hemlock Net Sand Isopach
Redoubt Unit

13
17
24
20
T0
D1
-11868
0/37/37
4 B
-11643
-11608
0/82/82
-11779
0/62/62
-11633
6 -11686
0/93/93
-11652
RU 7
2A
0/104/104
0/103/103
-12276
0/0/78
-11994
4A
-12047
0/0/95
5 B
3 A
RU 2 A
-11738
0/92/92
-12051
0/56/60
40
60
80
100
120
-11686 SSTVD Upr. Hemlock
0/93/93 Net gas/Net oil/Net sand

2A-42

Middle Hemlock Net Sand Isopach
Redoubt Unit

13
18
17
24
19
20
TO
-11868
0/ /65
-11643
0/67/67
-11608
0/78/78
0/83/83
-11686
11994
0/10/>30
-11652
0/64/64
0/61/61
-12276
0/0/63
5 B
3 A
-11738
0/78/78
-12051
0/0/43
-11686 SSTVD Mid. Hemlock
0/78/78 Net gas/Net oil/Net sand

2A-43

RU 3 – RU 5A – RU 2 – RU 7A – RU 6 – RU 1 – RB 1 Cross Section (SW – NNE)

RU 3
RU 5 A
RU 2
RU 7 A
RU 6
RU 1
RB 1
RU 3 Gas
Lwr. Tyonek Sds
Upr. Hemlock
Silt Zone
Mid. Hemlock
Lwr. Hemlock
W. Foreland
Proposed
RU 5 B

2A-44

Pan Am 29690 No.1 – RU 2 – RU 5 A _ RU 3 Cross Section (NNW – SE Dip Section)

29690 No. 1
RU 2
RU 5 A
RU 3
RU 3 Gas
Lwr. Tyonek Sds
Upr. Hemlock
Silt Zone
Mid. Hemlock
Lwr. Hemlock
W. Foreland
Proposed
RU5 B

2A-45

2A-46

EXHIBIT 2B

RALPH E. DAVIS
ASSOCIATES, INC.

Redoubt Shoal Field

Redoubt Shoal has four (4) of the five highest PV 10 value wells in the December 10, 2009 report. The wells by decreasing PV 10 value are 04A, 02A, North Step Out (NSO2) and the 05A. Please note that the 04A is a shown as the RU 4B on some maps

Attached you will find the following:

- Redoubt Shoal Unit Reserve Worksheet showing original volumetric estimates minus production to 12-10-2009 resulting in remaining reserves to be recovered by work overs or new wells in the Central and Southern Fault blocks. Also included are the estimated reserves for a new well to be drilled in the Northern most Fault Block. All of these wells are highlighted on the worksheet.

- Volumetric estimate sheets for the Upper and Middle Hemlock formations in the central southern and Northern most fault block.

- Structure and isopach maps for the Redoubt area.

- Seismic data

Volumetric estimates were used to confirm performance estimates. All parameters for the volumetric estimates were reviewed and where applicable the original estimates were used and production subtracted to give remaining reserves.

The non-producing fault block was confirmed with logs, DST, seismic and analogous producing zones in contiguous fields.

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

2B-1

COOK INLET ENERGY
VARIOUS COOK INLET PROPERTIES
AS OF DECEMBER 10, 2009
SORTED BY PV 10

FIELD	LEASE	RESERVOIR	OPERATOR	MAJOR	RESERVE CATEGORY	LIFE INDEX (YRS)	GROSS OIL (BBLS)	GROSS GAS (MMCF)	NET OIL (BBLS)	NET GAS (MMCF)	NET SALES ($)	SEV TAX ($)	AD VAL TAX ($)	OP COST ($)	CAPITAL COST ($)	CASH FLOW ($)	DISC @ 10% ($)	% of TOT	CUM %
REDOUBT SHOAL	REDOUBT 04A	HEMLOCK CENTRAL FB	COOK INLET	OIL	PROV UNDEV	16.7	1,321,895	-	1,200,062	-	59,124,380	40,502	885,254	2,326,535	2,300,000	53,570,800	34,587,940	8.3	8.3
WEST MCARTHUR RIVER	WMRU 5	HEMLOCK	COOK INLET	OIL	PROV NON PROD	20.3	1,336,049	-	1,070,540	-	53,878,580	36,398	592,284	-	2,200,000	51,049,920	30,574,170	7.3	15.6
REDOUBT SHOAL	REDOUBT 02A	HEMLOCK SOUTH FB	COOK INLET	OIL	PROV UNDEV	14.4	1,124,721	-	1,021,060	-	50,460,908	34,716	756,393	1,979,509	3,500,000	44,190,284	29,086,704	6.9	22.5
REDOUBT SHOAL	REDOUBT NORTH STEPOUT	HEMLOCK NS02	COOK INLET	OIL	PROV UNDEV	15.4	1,191,013	-	1,081,242	-	53,318,444	36,762	799,225	2,096,183	4,600,000	45,786,272	28,906,386	6.9	29.4
REDOUBT SHOAL	REDOUBT 05A	HEMLOCK SOUTH FB	COOK INLET	OIL	PROV UNDEV	14.8	1,124,721	-	1,021,060	-	50,351,236	34,716	754,748	1,979,509	2,400,000	45,182,268	28,863,622	6.9	36.3
REDOUBT SHOAL	REDOUBT SOUTH STEPOUT	HEMLOCK SSO	COOK INLET	OIL	PROV UNDEV	15.9	1,191,013	-	1,081,242	-	53,175,920	36,762	797,087	2,096,183	4,600,000	45,645,892	27,477,850	6.6	42.9
REDOUBT SHOAL	REDOUBT 03A	HEMLOCK SOUTH FB	COOK INLET	OIL	PROV UNDEV	14.8	1,124,721	-	1,021,060	-	50,373,352	34,716	755,079	1,979,509	4,600,000	43,004,040	27,138,934	6.5	49.3
REDOUBT SHOAL	REDOUBT SOUTH STEPOUT	HEMLOCK SSO	COOK INLET	OIL	PROB UNDEV	16.7	1,191,013	-	1,081,242	-	52,955,500	36,762	793,781	2,096,183	4,600,000	45,428,784	25,462,276	6.1	55.4
REDOUBT SHOAL	REDOUBT SOUTH STEPOUT	HEMLOCK SSO	COOK INLET	OIL	POSS UNDEV	17.1	1,191,013	-	1,081,242	-	52,829,524	36,762	791,891	2,096,183	4,600,000	45,304,688	24,405,026	5.8	61.2
WEST MCARTHUR RIVER	WMRU 6	HEMLOCK	COOK INLET	OIL	PROV PROD	16.8	779,104	-	623,272	-	31,493,918	18,698	348,227	-	2,000,000	29,126,992	17,770,152	4.2	65.5
REDOUBT SHOAL	REDOUBT 13	HEMLOCK NORTHERN FB	COOK INLET	OIL	PROB UNDEV	13.7	847,012	207,518	768,946	188,392	38,580,488	26,144	578,315	1,490,741	4,600,000	31,885,290	17,364,780	4.2	69.6
REDOUBT SHOAL	REDOUBT 09	HEMLOCK NORTHERN FB	COOK INLET	OIL	PROB UNDEV	13.4	847,012	-	768,946	-	37,738,216	26,144	565,661	1,490,741	4,600,000	31,055,846	17,322,442	4.1	73.8
REDOUBT SHOAL	REDOUBT 01	HEMLOCK	COOK INLET	OIL	PROV NON PROD	16.5	699,999	-	635,483	-	31,184,082	19,064	467,475	1,231,999	2,000,000	27,465,546	16,573,837	4.0	77.7
REDOUBT SHOAL	REDOUBT 14	HEMLOCK NORTHERN FB	COOK INLET	OIL	PROB UNDEV	13.9	847,012	-	768,946	-	37,632,396	26,144	564,094	1,490,741	4,600,000	30,951,422	16,460,133	3.9	81.7
SABRE	SABRE 2	G SAND	COOK INLET	OIL	PROB UNDEV	12.8	1,152,500	-	665,569	-	33,893,320	22,629	372,578	1,943,460	10,220,000	21,334,634	12,780,236	3.1	84.7
WEST MCARTHUR RIVER	WMRU 2B	HEMLOCK	COOK INLET	OIL	PROV UNDEV	5.7	523,000	-	399,898	-	20,618,748	13,598	226,657	-	5,000,000	15,378,495	12,410,376	3.0	87.7
SABRE	SABRE 1	G SAND	COOK INLET	OIL	PROB UNDEV	11.0	1,152,500	-	665,569	-	34,100,976	22,629	374,862	1,904,981	13,020,000	18,778,510	12,009,748	2.9	90.5
REDOUBT SHOAL	REDOUBT NORTH STEPOUT	HEMLOCK NS02	COOK INLET	OIL	PROB UNDEV	22.6	595,506	-	540,620	-	25,605,598	18,381	383,508	1,048,090	-	24,155,316	9,932,019	2.4	92.9
SWORD	SWORD 1	G SAND	COOK INLET	OIL	PROB UNDEV	17.3	1,106,500	-	639,004	-	31,989,212	21,726	351,642	1,983,058	10,220,000	19,412,786	8,355,607	2.0	94.9
SABRE	SABRE 4	BELUGA-STERLING	COOK INLET	GAS	POSS UNDEV	12.5	-	8,593,000	-	4,962,458	23,571,668	-	259,288	500,500	10,220,000	12,591,881	6,134,585	1.5	96.4
REDOUBT SHOAL	REDOUBT 07	HEMLOCK	COOK INLET	OIL	PROV NON PROD	10.7	245,605	-	222,969	-	11,033,827	7,581	165,394	432,265	2,000,000	8,428,589	5,226,218	1.2	97.6
WEST FORELAND	WF 1 (9200-9400)	WF#1 9200 & 9400' SAND	COOK INLET	GAS	PROV PROD	9.5	-	649,923	-	585,681	3,296,984	-	13,028	1,087,580	-	2,156,396	1,709,574	0.4	98.0
WEST MCARTHUR RIVER	WMRU 7A	HEMLOCK	COOK INLET	OIL	PROV PROD	6.0	52,016	-	40,569	-	2,085,437	1,379	22,925	-	-	2,061,133	1,643,864	0.4	98.4
RAPTOR	RAPTOR 1	TYONEK	COOK INLET	GAS	PROV UNDEV	10.0	-	3,819,000	-	3,341,625	15,872,718	-	174,600	577,500	10,600,000	4,520,620	1,360,040	0.3	98.7
SABRE	SABRE 3	BELUGA-STERLING	COOK INLET	GAS	PROB UNDEV	11.3	-	5,709,999	-	3,332,174	15,827,825	-	174,106	442,750	10,220,000	4,990,970	1,335,787	0.3	99.1
WEST MCARTHUR RIVER	WMRU 1A	HEMLOCK	COOK INLET	OIL	PROV NON PROD	2.7	40,000	-	30,067	-	1,553,662	902	17,081	-	275,000	1,260,899	1,081,662	0.3	99.3
WEST FORELAND	WF 2 LONG STRING	WF#2-9200' SAND	COOK INLET	GAS	PROV PROD	8.4	-	501,114	-	404,277	1,920,314	-	7,681	652,460	-	1,260,173	1,024,916	0.2	99.6
THREE MILE CREEK	THREE MILE CREEK 2	BELUGA/TYONEK	COOK INLET	GAS	PROB NON PROD	5.8	-	771,792	-	187,038	891,281	-	35,651	106,200	75,000	674,430	550,185	0.1	99.7
THREE MILE CREEK	THREE MILE CREEK 2	BELUGA/TYONEK	COOK INLET	GAS	PROB NON PROD	6.2	-	757,698	-	184,212	875,005	-	35,000	50,400	75,000	714,605	390,651	0.1	99.8
THREE MILE CREEK	THREE MILE CREEK 1	BELUGA/TYONEK	COOK INLET	GAS	PROB NON PROD	5.6	-	543,211	-	132,065	627,311	-	25,092	36,000	75,000	491,219	326,184	0.1	99.9
THREE MILE CREEK	THREE MILE CREEK 1	BELUGA/TYONEK	COOK INLET	GAS	PROV PROD	3.9	-	314,260	-	76,403	362,914	-	14,517	84,600	-	263,798	239,947	0.1	99.9
COSMOPOLITAN	HANSEN OFFSET 1	STARCHKOF/HEMLOCK	PIONEER	GAS	PROB UNDEV	13.3	482,718	-	4,827	-	246,063	-	984	-	-	245,099	173,391	0.0	100.0
THREE MILE CREEK	THREE MILE CREEK 3	BELUGA/TYONEK	COOK INLET	GAS	PROV UNDEV	5.1	-	1,480,831	-	359,971	1,709,883	-	68,394	97,200	1,350,000	194,268	67,227	0.0	100.0
COSMOPOLITAN	HANSEN OFFSET 1	TYONEK	PIONEER	GAS	PROB UNDEV	21.1	-	2,618,001	-	26,180	124,355	-	497	-	-	123,858	27,342	0.0	100.0
WEST FORELAND	WF 2 SHORT STRING	WF#2-8500' SAND	COOK INLET	GAS	PROV PROD	0.5	-	5,776	-	4,740	22,516	-	90	6,000	-	16,426	16,079	0.0	100.0
THREE MILE CREEK	THREE MILE CREEK 2	BELUGA/TYONEK	COOK INLET	GAS	PROV PROD	0.9	-	29,158	-	7,089	33,672	-	1,347	19,800	-	12,526	12,181	0.0	100.0
KUSTATAN	KUSTATAN FIELD #1	TYONEK	COOK INLET	GAS	PROV PROD	1.5	-	4,985	-	4,113	19,536	-	78	9,000	-	10,457	10,032	0.0	100.0
REDOUBT SHOAL	REDOUBT 05	HEMLOCK	COOK INLET	OIL	PROV PROD	-	-	-	-	-	-	-	-	-	-	-	-		
					TOTAL REVENUE		20,166,644	26,266,066	16,433,434	13,897,017	##########	553,417	12,173,816	33,335,861	##########	708,726,730	##########		
KUSTATAN FACILITY	KUSTATAN FACILITY EXPENSES		COOK INLET	OIL	PROV PROD	16.0	-	-	-	-	-	-	-	28,416,000	-	(28,416,000)	(14,578,578)		
REDOUBT SHOAL	FIXED OPERATING COSTS	OSPREY PLATFORM	COOK INLET	OIL	PROV NON PROD	10.0	-	-	-	-	-	-	-	26,857,000	-	(26,857,000)	(18,092,792)		
WEST MCARTHUR RIVER	FIXED OPERATING COSTS	HEMLOCK	COOK INLET	OIL	PROV NON PROD	5.9	-	-	-	-	-	-	-	23,714,000	-	(23,714,000)	(18,125,484)		
					TOTAL FIXED COSTS		-	-	-	-	-	-	-	78,987,000	-	(78,987,000)	(50,796,854)		
					GRAND TOTAL		20,166,644	26,266,066	16,433,434	13,897,017	##########	553,417	12,173,816	112,322,861	##########	629,739,730	##########		

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Engineering Firm F-1529

2B-2

X/Y: Feet
RU #4A Re-Drill
RU #2 Re-Drill
RU #5A Re-Drill
RU #3 Re-Drill
RU 4B
RU 1
RU 4
RU 6
RU 4A
RU 7
RU 2
RU 2A
RU 3A
RU 5
RU 5B
RU 5A
RU 3
Penetrations
Top Hemlock
Base Hemlock
W. Injector
New Well or ReDrill

2B-3

Cook Inlet Energy
Redoubt Unit

Recovery Factor 15%

Production

Well	Fault Block	Cum Prod thru 12-2009 Oil (Bbls)
1	Central	961,876
6	Central	211,590
7	Central	346,596
		1,520,062
2	Southern	517,703
5	Southern	315,540
3	Southern	-
		833,243
	Total	2,353,305

Reserves*

Fault Block	Hemlock Upper (Bbls)	Hemlock Middle (Bbls)	Total	Production (Bbls)	12/31/2009 Remaining Reserves (Bbls)
Central	2,504,018	2,981,728	5,485,746	1,520,062	3,965,684
Southern	2,939,594	1,267,811	4,207,405	833,243	3,374,162
	5,443,612	4,249,539	9,693,151	2,353,305	7,339,846

*Reserves estimated to LKO using CEI structure maps and net oil isopachs

Fault Block	Hemlock Upper (Bbls)	Hemlock Middle (Bbls)	Total	Production (Bbls)	12/31/2009 Remaining Reserves (Bbls)
Northern**	892,176	1,648,860	2,541,036	-	2,541,036

**Northern Fault Block mapped but is considered Probable.

Proved Reserves - 12-31-2009

Existing Wells	Proposed Wells	Fault Block	Remain Reserves (Bbls)	Drill/ Workover Date	Res Cat	Cost ($MM)	Expected Prod Rate	
RU - 1		Central	1,321,895	Jun-10	PDSI		300	Replace ESP
RU - 7		Central	1,321,895	Jun-10	PDSI		125	Replace ESP
	4A	Central	1,321,895	Sep-10	PUD	$ 2.3	750	
			3,965,684					
	2A	Southern	1,124,721	Nov-10	PUD	$ 3.5	750	
	3A	Southern	1,124,721	Mar-11	PUD	$ 4.6	750	
	5A	Southern	1,124,721	Apr-11	PUD	$ 2.4	750	
			3,374,162					
New Fault Blocks								
North Step Out 1		NSO2	1,191,013	Jan-11	PUD	$ 4.6	750	
South Step Out 1		SSO	1,191,013	Jul-11	PUD	$ 4.6	750	
			2,382,026					
Total Proved			9,721,872			$ 22.0		
Probable Reserves - 12-31-2009								
Northern	9	Northern	847,012	Mar-13	PBUD	$ 4.6	750	
Northern	13	Northern	847,012	Jun-13	PBUD	$ 4.6	750	
Northern	14	Northern	847,012	Sep-13	PBUD	$ 4.6	750	
North Step Out 1		NSO2	595,506	Jan-11	PBUD		750	
South Step Out 2		SSO	1,191,013	Apr-12		$ 4.6		
			4,327,555			$ 18.4		
Possible Reserves - 12-31-2009								
South Step Out 3		SSO	5,843,407	Sep-12	PSUD	$ 4.6	750	
Total 3P (Rework and New wells)			**19,892,834**			**$ 45.0**

2B-4

Input:
Calculated:

RyVOL

Oil Reservoir Volumetric Analysis

(Protected)

Field:	Redoubt Unit	Date:	2/6/2010	Geol/Engr:	AK
County/Parish:	Cook Inlet	Operator:	Cook Inlet Energy		
State/Country:	Alaska	Lease:			

Reservoir:	Upper Hemlock		Fault Block:		
Wells:		Penetrations:		Press. Base, psia:	14.73
				Temp. Base, °F:	60

Accumulation:	Oil	
Avg. Depth, Ft	11,800	(ss)
Limiting Contact, Ft	12,051	(lko)

Reservoir & Fluid Parameters

Avg Porosity, ϕ (%)	18.00%	
Average S_w (%)	52.00%	
Res. Temp. (°F)	160.	Check, if °R
Res. Press. (psia)	5,600	
Oil Gravity (°API)	26.	
Sep. Gas Grav. (Air=1)	0.60	Sep. Press. (psia)
GOR (Scf/Bbl)	300	Sep. Temp. (°F)

Data Source

Calculated Hydrocarbon Properties (May be entered)

B_{oi} (RB/STB)	1.1755
P_{bp} (psia)	2,275
Sol. GOR (Scf/Bbl)	300
B_t (RB/STB)	1.1755
OOIP (Bbl/AF)	570.2 $=7758 \times \phi \times (1-S_w) / B_o$

Reservoir Volumetric Parameters

	Central FB - Proved	Southern FB - Proved	Northern FB - PROB
Res. Area (AC)	435.	384.	178.
ANET (Ft)	67.3	89.5	58.6
Res. Volume (AF)	29,276	34,368	10,431
Producing Status	Undeveloped	Undeveloped	Undeveloped
Well Name/No.	RU 1&7, 4A	2A, 3A, 5A	9, 13, 14

Hydrocarbon Recovery

	Central Bbl	Central MMcf		Southern Bbl	Southern MMcf		Northern Bbl	Northern MMcf	
In-Place	16,693,452	5,008		19,597,294	5,879		5,947,842	1,784	
Rec Fac/GOR (%/GOR)	15.0	300.0	if %	15.0	300.0	if %	15.0	300.0	if %
Rec. Reserves	2,504,018	751		2,939,594	882		892,176	268	
Cum. Production									
Remaining Res.	2,504,018	751		2,939,594	882		892,176	268	

As-of Date:

Notes:

3 SEC REQUEST - Redoubt - Upper Hemlock 02-2010.xls 4/20/2011

2B-5

Input:
Calculated:

RyVOL

Oil Reservoir Volumetric Analysis

(Protected)

Field:	Redoubt Unit	Date:	2/6/2010
County/Parish:	Cook Inlet	Operator:	Cook Inlet Energy
State/Country:	Alaska	Lease:	

Geol/Engr: AK

Reservoir:	Middle Hemlock	Fault Block:	
Wells:		Penetrations:	

Press. Base, psia: 14.73
Temp. Base, °F: 60

Accumulation:	Oil	
Avg. Depth, Ft	12,000	(ss)
Limiting Contact, Ft	12,219	(lko)

Reservoir & Fluid Parameters

Data Source

Avg Porosity, ϕ	(%)	18.00%
Average S_w	(%)	52.00%
Res. Temp.	(°F)	160.
Res. Press.	(psia)	5,600
Oil Gravity	(°API)	26.
Sep. Gas Grav.	(Air=1)	0.60
GOR	(Scf/Bbl)	300

Check, if °R

Sep. Press. (psia)
Sep. Temp. (°F)

Calculated Hydrocarbon Properties (May be entered)

B_{oi}	(RB/STB)	1.1755
P_{bp}	(psia)	2,275
Sol. GOR	(Scf/Bbl)	300
B_t	(RB/STB)	1.1755
OOIP	(Bbl/AF)	570.2

$=7758 \times \phi \times (1-S_w) / B_o$

Reservoir Volumetric Parameters

		Central FB - Proved	Southern FB - Proved	Northern FB - PROB
Res. Area	(AC)	543.	275.	275.
ANET	(Ft)	64.2	53.9	70.1
Res. Volume	(AF)	34,861	14,823	19,278
Producing Status		Behind Pipe	Behind Pipe	Behind Pipe
Well Name/No.		RU-1&7, 4A	2A, 3A, 5A	9, 13, 14

Hydrocarbon Recovery

	Bbl	MMcf	Bbl	MMcf	Bbl	MMcf
In-Place	19,878,184	5,963	8,452,074	2,536	10,992,401	3,298
Rec Fac/GOR (%/GOR)	15.0	300.0 (if %)	15.0	300.0 (if %)	15.0	300.0 (if %)
Rec. Reserves	2,981,728	895	1,267,811	380	1,648,860	495
Cum. Production						
Remaining Res.	2,981,728	895	1,267,811	380	1,648,860	495

As-of Date:

Notes:

3 SEC REQUEST - Redoubt - Middle Hemlock 02-2010.xls 4/20/2011

2B-6

Input:
Calculated:

RyVOL Oil Reservoir Volumetric Analysis

(Protected)

Field:	Redoubt Unit	Date:	2/7/2010	Geol/Engr:	AK
County/Parish:	Cook Inlet	Operator:	Cook Inlet Energy		
State/Country:	Alaska	Lease:			

Reservoir:	Hemlock - Up & Mid Comb	Fault Block:	
Wells:		Penetrations:	
		Press. Base, psia:	14.73
		Temp. Base, °F:	60

Accumulation: Oil

Avg. Depth, Ft	10,650	(ss)
Limiting Contact, Ft	10,900	(lko)

Reservoir & Fluid Parameters

Data Source

Avg Porosity, ϕ (%)	18.00%		
Average S_w (%)	52.00%		
Res. Temp. (°F)	145.	Check, if °R	
Res. Press. (psia)	4,960		
Oil Gravity (°API)	26.		
Sep. Gas Grav. (Air=1)	0.60	Sep. Press. (psia)	
GOR (Scf/Bbl)	300	Sep. Temp. (°F)	

Calculated Hydrocarbon Properties (May be entered)

B_{oi} (RB/STB)	1.1706
P_{bp} (psia)	2,220
Sol. GOR (Scf/Bbl)	300
B_t (RB/STB)	1.1706
OOIP (Bbl/AF)	572.6 $=7758 \times \phi \times (1-S_w) / B_o$

Reservoir Volumetric Parameters

	Tot North Step Out (NSO2)	North Proved (NSO2)	North Probable (NSO2)
Res. Area (AC)	240.	160.	80.
ANET (Ft)	65.	65.	65.
Res. Volume (AF)	15,600	10,400	5,200
Producing Status	Undeveloped	Undeveloped	Undeveloped
Well Name/No.	NSO2-1	NSO2-1	NSO2-1

Hydrocarbon Recovery

	Bbl	MMcf		Bbl	MMcf		Bbl	MMcf	
In-Place	8,932,597	2,680		5,955,064	1,787		2,977,532	893	
Rec Fac/GOR (%/GOR)	20.0	300.0	if %	20.0	300.0	if %	20.0	300.0	if %
Rec. Reserves	1,786,519	536		1,191,013	357		595,506	179	
Cum. Production									
Remaining Res.	1,786,519	536		1,191,013	357		595,506	179	

As-of Date:

Notes: Average thickness derived using Central and South Averages

3 SEC REQUEST - Redoubt - North Step Out 02-2010.xls 4/20/2011

2B-7

Redoubt Unit Redrill Opportunities

R014W
T007N R013
Proposed Wells
RU 2A
RU 3A
RU 4B
RU 5B

Development Opportunities

- RU 2 A
- RU 3 A
- RU 4 B
- RU 5 B

2B-8

South – North Structural Cross Section Redoubt Unit

36465 1
22064 1
RU3
RU5A
RU2
RU7A
RU6
RU1
RB1
SMR1
A
A'
Redoubt Unit
RU 3 Gas
Lwr Tyonek Sds
Upr. Hemlock
Silt Zone
Mid. Hemlock
Lwr. Hemlock
W. Foreland

2B-9

Potential Redrill Locations

Redoubt Unit

RU No. 2 A

RU No. 3 A

RU No. 4 B

RU No. 5 B

2B-10

Structure Upper Hemlock Redoubt Unit

Proposed RU 4 B
Proposed RU 2 A
Proposed RU 3 A
Proposed RU 5 B
18
19
-11723
0/37/37
4 B
-11672
-11730
0/78/78
0/62/62
-11563
-11632
0/82/8
-11686
-12047
0/0/95
0/104/104
RU 7
0/93/93
2A
-11729
0/103/103
5 B
3 A
0/0/78
-11883
0/92/92
5A
-12051
0/56/60
4A
Proposed wells
Existing Wells
-12051 SSTVD U.Hemlock
Penetration Point
0/92/92 Net Gas/Net Oil/Net Sd
------ LKO (-12061) Lowest Known Oil
-------- Est Prod. Limits

2B-11

Net Pay Isopach U. Hemlock - Redoubt Unit

Proposed RU 4 B
Proposed RU 2A
Proposed RU 3 A
Proposed RU 5 B
Northern FB
Central FB
Southern FB
18
19
0/37/37
0/78/78
0/62/62
0/82/82
0/93/93
0/104/104
0/103/103
0/0/85
0/92/92
0/56/60
4 B
2A
3 A
5 B
5A
4A
RU 7

Central Fault Block
- 434.5 Acres 67.3′ Avg NEO
- 29209.6 Ac. Ft.

Southern Fault Block
- 384.3 Acres 89.5′ Avg NEO
- 34403.7 Ac. Ft.

Northern Fault Block
- 178.2 Acres 58.6 Avg NEO
- 10446.6 Ac. Ft.

Proposed wells
Existing Wells
Penetration Point
0/92/92 Net Gas/Net Oil/Net Sd
LKO (-12201') Lowest Known Oil
Est Prod. Limits

2B-12

Structure Mid. Hemlock – Redoubt Unit

Proposed RU 4 B
Proposed RU 2 A
Proposed RU 3 A
Proposed RU 5 B
18
19
1
-11961
0/65/65
4 B
1
11894
0/67/67
2
-11796
0/78/78
6
-11932
0/95/95
12065
0/83/83
11865
0/64/64
RU 7
4A
12187
0/10/>30
2
-11954
2A
5 B
3 A
12122
0/78/78
5A
12275
0/0/43
3
Proposed wells
Existing Wells
-12051 SSTVD M.Hemlock
Penetration Point
0/92/92 Net Gas/Net Oil/Net Sd
------ LKO (-12219) Lowest Known Oil
-------- Est Prod. Limits

2B-13

Net Pay Isopach – Mid. Hemlock – Redoubt Unit

Proposed RU 4 B
Proposed RU 2 A
Proposed RU 3 A
Proposed RU 5 B
Northern FB
Central FB
Southern FB
18
19
30
0/65/65
0/67/67
0/83/83
0/78/78
0/95/95
0/64/64
0/10/>30
0/78/78
RU 7
4 B
2A
5 B
3 A
5A
4A
209600

Central Fault Block

- 542.7 Acres 64.2′ Avg. NEO 34843.9 Ac. Ft.

Southern Fault Block

- 275.1 Acres 53.9′ Avg. NEO 14827.1 Ac. Ft

Northern Fault Block

- 275.1 Acres 70.1′ Avg NEO 17117.3 Ac. Ft.

Proposed wells
Existing Wells
Penetration Point
0/92/92 Net Gas/Net Oil/Net Sd
----- LKO (-12212′) Lowest Known Oil
-------- Est Prod. Limits

2B-14

Upper Hemlock Net Sand Isopach
Redoubt Unit

13
-11868
1
0/37/37
17
40
4 B
-11643
80
TO
-11608
0/82/82
-11994
4
-11779
4A
0/62/62
-11633
6 -11686
120 -12047
0/0/85
0/93/93
0/0/95
-11652
RU 7
24
2
2A
0/104/104
20
-12276
0/103/103
0/0/78
RU 2 A
5 B
3 A
-11738
0/92/92
-11686 SSTVD Upr Hemlock
0/93/93 Net gas/Net oil/Net Sand
-12051
0/56/60
3

2B-15

Middle Hemlock Net Sand Isopach
Redoubt Unit

13
-11868
0/ /65
17
TO
-11643
0/67/67
-11608
0/83/83
0/78/78
-11686
-11633
11994
0/10/30
0/0/32
0/95/95
-11652
24
19
20
0/64/64
-12276
0/61/61
0/75/75
5 B
3 A
-11738
-12051
0/0/43
-11562 SSTVD M. Hemlock
0/64/64 Net Gas/Net Oil/Net Sd

2B-16

RU 3 – RU 5A – RU 2 – RU 7A – RU 6 – RU 1 – RB 1 Cross Section (SW – NNE)

RU 3
RU 5 A
RU 2
RU 7 A
RU 6
RU 1
RB 1
RU 3 Gas
Lwr. Tyonek Sds
Upr. Hemlock
Silt Zone
Mid. Hemlock
Lwr. Hemlock
W. Foreland
Proposed
RU 2 A

2B-17

Pan Am 29690 No.1 – RU 2 – RU 5 A _ RU 3 Cross Section (NNW – SE Dip Section)

29690 No. 1
RU 2
RU 5 A
RU 3
RU 3 Gas
Lwr. Tyonek Sds
Upr. Hemlock
Silt Zone
Mid. Hemlock
Lwr. Hemlock
W. Foreland
Proposed
RU 2 A

2B-18

Potential Redrill Locations
Redoubt Unit

RU No. 3 A

2B-19

Structure Upper Hemlock Redoubt Unit

Proposed
RU 3 A
18
-11723
0/37/37
4 B
-11672
0/78/78
-11730
0/62/62
-11563
6
-11686
-11632
0/82/8
0/93/93
0/104/104
RU 7
-12047
0/0/95
4A
2A
-11729
19
0/103/103
-12330
0/0/78
5 B
3 A
-11883
0/92/92
5A
-12051
0/56/60
Proposed wells
Existing Wells
-12051 SSTVD U.Hemlock
Penetration Point
0/92/92 Net Gas/Net Oil/Net Sd
------ LKO (-12061) Lowest Known Oil
-------- Est Prod. Limits

2B-20

Net Pay Isopach U. Hemlock - Redoubt Unit

Northern
FB
18
1
0/37/37
4 B
1
0/78/78
0/62/60
2
0/82/82
0/93/93
Central
FB
0/104/104
4A
0/0/85
RU 7
Proposed
RU 3A
2
2A
0/103/103
19
Southern
FB
5
5 B
3 A
0/92/92
5A
0/56/60

Central Fault Block

- 434.5 Acres 67.3′ Avg NEO
- 29209.6 Ac. Ft.

Southern Fault Block

- 384.3 Acres 89.5′ Avg NEO
- 34403.7 Ac. Ft.

Northern Fault Block

- 178.2 Acres 58.6′ Avg NEO
- 10446.6 Ac. Ft.

Proposed wells
Existing Wells
Penetration Point
0/92/92 Net Gas/Net Oil/Net Sd
LKO (-12201') Lowest Known Oil
Est Prod. Limits

2B-21

Structure Mid. Hemlock – Redoubt Unit

Proposed
RU 3 A
18
19
-11961
0/65/65
4 B
-11894
0/67/67
-11796
0/78/78
12065
0/83/83
11865
0/64/64
RU 7
-11932
0/95/95
12187
0/10/>30
4A
2A
-11954
0/61/61
5 B
3 A
12122
0/78/78
5A
-12275
0/0/43
Est Prod. Limits
Proposed wells
Existing Wells
-12051 SSTVD M.Hemlock
Penetration Point
0/92/92 Net Gas/Net Oil/Net Sd
------ LKO (-12219) Lowest Known Oil
-------- Est Prod. Limits

2B-22

Net Pay Isopach – Mid. Hemlock – Redoubt Unit

Northern
FB
18
0/65/65
4 B
0/67/67
0/83/83
0/78/78
2
6
Central
FB
0/64/64
0/95/95
4A
0/10/>30
RU 7
2A
0/61/61
19
Southern
FB
5
0/0/63
5 B
3 A
0/78/78
5A
Proposed
RU 3 A
0/0/43
3
30
209600

Central Fault Block

- 542.7 Acres 64.2′ Avg. NEO 34843.9 Ac. Ft.

Southern Fault Block

- 275.1 Acres 53.9′ Avg. NEO 14827.1 Ac. Ft

Northern Fault Block

- 275.1 Acres 70.1′ Avg NEO 17117.3 Ac. Ft.

Legend:

- Proposed wells
- Existing Wells
- Penetration Point
- 0/92/92 Net Gas/Net Oil/Net Sd
- ----- LKO (-12212′) Lowest Known Oil
- ------- Est Prod. Limits

2B-23

Upper Hemlock Net Sand Isopach
Redoubt Unit

13
18
17
24
19
20
D1
-11868
0/37/37
1
4 B
-11643
-11608
0/82/82
-11779
0/62/62
-11633
6 -11686
0/93/93
-12047
0/0/95
-11994
0/0/102
4
4A
-11652
RU 7
0/104/104
2
2A
0/103/103
-12276
0/0/78
5 B
3 A
RU 2 A
-11738
0/92/92
-12051
0/56/60
3
40
80
120
-12047 SSTVD Upper Hemlock
0/0/95 Net gas/Net Oil/Net Sand

2B-24

Middle Hemlock Net Sand Isopach
Redoubt Unit

13
-11868
0/ /65
17
-11643
0/67/67
-11608
11994
0/0/32
0/83/83
0/78/78
-11686
0/10/30
0/64/64
-11652
24
19
0/95/95
20
-12276
0/0/63
0/61/61
5 B
3 A
-11738
0/78/78
-12051
0/0/43
-11686 SSTVD Upr. Hemlock
0/61/61 Net gas/Net Oil/Net Sand

2B-25

RU 3 – RU 5A – RU 2 – RU 7A – RU 6 – RU 1 – RB 1 Cross Section (SW – NNE)

RU 3
RU 5 A
RU 2
RU 7 A
RU 6
RU 1
RB 1
RU 3 Gas
Lwr. Tyonek Sds
Upr. Hemlock
Silt Zone
Mid. Hemlock
Lwr. Hemlock
W. Foreland
Proposed
RU 3 A

2B-26

PA 29690 No.1 – RU 2 – RU 5A – RU 3 22064 No. 1 Cross Section (North – South Dip Section)

29690 1
RU 2
RU 5 A
RU 3
22064 1
RU 3 Gas
Lwr. Tyonek Sds
Upr. Hemlock
Silt Zn
Mid. Hemlock
Lwr. Hemlock
W. Foreland
Proposed
RU 3 A

2B-27

Potential Redrill Locations
Redoubt Unit

RU No. 4 B

2B-28

Structure Upper Hemlock Redoubt Unit

Proposed
RU 4 B
18
-11723
0/37/37
4 B
-11672
0/78/78
-11730
0/62/62
-11583
-11632
0/82/82
-11686
0/93/93
0/104/104
RU 7
-12047
0/0/95
4A
2A
19
0/0/78
5 B
3 A
-11883
0/92/92
5A
-12051
0/56/60
Est Prod Limits

Proposed wells

Existing Wells

-12051 SSTVD U.Hemlock

● Penetration Point

0/92/92 Net Gas/Net Oil/Net Sd

------ LKO (-11868) Lowest Known Oil

-------- Est Prod. Limits

2B-29

Net Pay Isopach U. Hemlock - Redoubt Unit

Proposed RU 4 B
18
0/37/37
4 B
1
0/78/78
0/62/62
0/82/82
2
0/104/104
0/93/93
4A
0/0/85
RU-7
19
2
0/103/103
2A
5
0/0/78
5 B
0/92/92
3 A
5A
0/56/60
3

Central Fault Block

- 434.5 Acres 67.3′ AvgNEO
- 29209.6 Ac. Ft.

Southern Fault Block

- 384.3 Acres 89.5′ Avg NEO
- 34403.7 Ac. Ft.

Northern Fault Block

- 178.2 Acres 58.6′ Avg NEO
- 10446.6 Ac. Ft.

Proposed wells

Existing Wells

Penetration Point

0/92/92 Net Gas/Net Oil/Net Sd

LKO (-11868') Lowest Known Oil

Est Prod. Limits

2B-30

Structure Mid. Hemlock – Redoubt Unit

Proposed
RU 4 B
18
1
-11961
0/65/65
4 B
1
-11894
0/67/67
-12065
0/83/89
2
-11796
0/78/78
6
-11932
0/95/95
-11865
0/64/64
RU 7
4A
-12187
0/10/>30
2
-11954
0/61/61
2A
19
5 B
3 A
-12122
0/78/78
5A
-12275
3
Est Prod. Limits

Proposed wells

Existing Wells

-12051 SSTVD M.Hemlock

● Penetration Point

0/92/92 Net Gas/Net Oil/Net Sd

------ LKO (-12212) Lowest Known Oil

-------- Est Prod. Limits

2B-31

Net Pay Isopach – Mid. Hemlock – Redoubt Unit

Proposed
RU 4 B
Northern
FB
18
0/65/65
4 B
0/67/67
2
0/83/83
0/78/78
6
Central
FB
4A
0/10/>30
0/64/64
0/95/95
RU 7
2
2A
0/61/61
19
Southern
FB
0/0/63
5 B
3 A
0/78/78
5A
0/0/43
3
30
209600

Central Fault Block

- 542.7 Acres 64.2′ Avg. NEO 34843.9 Ac. Ft.

Southern Fault Block

- 275.1 Acres 53.9′ Avg. NEO 14827.1 Ac. Ft

Northern Fault Block

- 275.1 Acres 70.1′ Avg NEO 17117.3 Ac. Ft.

Proposed wells
Existing Wells
Penetration Point
0/92/92 Net Gas/Net Oil/Net Sd
----- LKO (-12212′) Lowest Known Oil
-------- Est Prod. Limits

2B-32

Upper Hemlock Net Sand Isopach
Redoubt Unit

13
17
24
20
D1
-11868
1
0/37/37
4 B
40
80
120
-11643
0/0/78
-11608
0/82/82
-11779
0/62/62
-11633
6 -11686
0/93/93
-12047
0/0/95
-11994
0/0/102
4A
RU 7
-11652
2
2A
0/104/104
-12276
0/0/78
0/103/103
5 B
3 A
RU 2 A
-11738
0/92/92
-12051
0/56/60
-11686 SSTVD Upr. Hemlock
0/93/93 Net gas/Net oil/Net sand
TO

2B-33

Middle Hemlock Net Sand Isopach
Redoubt Unit

13
17
24
19
20
TO
-11868
0/ /65
-11643
-11608
0/67/67
0/78/78
0/83/83
-11686
0/95/95
-11652
2A
0/61/61
0/64/64
4A
0/10/30
11994
0/0/32
-12276
0/63/63
5 B
3 A
-11738
0/78/78
-12051
0/0/43

2B-34

RU 3 – RU 5A – RU 2 – RU 7A – RU 6 – RU 1 – RB 1 Cross Section (SW – NNE)

RU 3
RU 5 A
RU 2
RU 7 A
RU 6
RU 1
RB 1
RU 3 Gas
Lwr. Tyonek Sds
Upr. Hemlock
Silt Zone
Mid. Hemlock
Lwr. Hemlock
W. Foreland
Proposed
RU 4 B

2B-35

RB No. 1 – RU 1 – RU 4 A Cross Section (NNW – SSE)

RB 1
RU 1
RU 4 A
RU 3 Gas
Lwr. Tyonek Sds
Upr. Hemlock
Silt Zone
Mid. Hemlock
Lwr. Hemlock
W. Foreland
Proposed
RU 4 B

2B-36

Potential Redrill Locations
Redoubt Unit

RU No. 5 B

2B-37

Structure Upper Hemlock - Redoubt Unit

Proposed
RU 5 B
18
-11723
0/37/37
4 B
1
-11672
-11730
0/78/78
2
0/62/62
-11583
6
-11686
-11632
0/82/82
0/93/93
0/104/104
RU 7
4A
-12047
0/0/95
2
2A
19
5
-12330
0/0/78
5 B
3 A
-11883
0/92/92
5A
-12051
0/56/60
3
Proposed wells
Existing Wells
-12051 SSTVD U.Hemlock
Penetration Point
0/92/92 Net Gas/Net Oil/Net Sd
------ LKO (-12061) Lowest Known Oil
-------- Est Prod. Limits

2B-38

Net Pay Isopach U. Hemlock - Redoubt Unit

Proposed RU 5 B
18
19
Northern
FB
Central
FB
Southern
FB
RU 7
0/37/37
0/78/78
0/62/62
0/82/82
0/93/93
0/104/104
0/0/85
0/103/103
0/0/78
0/92/92
0/56/60
4 B
2A
5 B
5A
3 A
4A

Central Fault Block

- 434.5 Acres 67.3′ Avg NEO
- 29209.6 Ac. Ft.

Southern Fault Block

- 384.3 Acres 89.5′ Avg NEO
- 34403.7 Ac. Ft.

Northern Fault Block

- 178.2 Acres 58.6′ Avg NEO
- 10446.6 Ac. Ft.

________ Proposed wells

________ Existing Wells

● Penetration Point

0/92/92 Net Gas/Net Oil/Net Sd

------ LKO (-12201') Lowest Known Oil

-------- Est Prod. Limits

2B-39

Structure Mid. Hemlock – Redoubt Unit

Proposed
RU 5 B
18
19
1
-11961
0/65/65
4 B
-11894
0/67/67
1
2
-12065
0/83/83
-11796
0/78/78
-11932
0/95/95
6
4A
-12187
0/10/>30
-11865
0/64/64
RU 7
2
2A
-11954
0/61/61
5 B
3 A
-12122
0/78/78
5A
-12275
3

Proposed wells

Existing Wells

-12051 SSTVD M.Hemlock

● Penetration Point

0/92/92 Net Gas/Net Oil/Net Sd

------ LKO (-12219) Lowest Known Oil

-------- Est Prod. Limits

2B-40

Net Pay Isopach – Mid. Hemlock – Redoubt Unit

Proposed
RU 5 B
Northern
FB
18
0/65/65
4 B
0/67/67
0/83/83
0/78/78
0/64/64
0/95/95
Central
FB
RU 7
4A
0/10/>30
2A
0/61/61
19
Southern
FB
5 B
0/78/78
3 A
5A
30
209600

Central Fault Block

- 542.7 Acres 64.2′ Avg. NEO 34843.9 Ac. Ft.

Southern Fault Block

- 275.1 Acres 53.9′ Avg. NEO 14827.1 Ac. Ft

Northern Fault Block

- 275.1 Acres 70.1′ Avg NEO 17117.3 Ac. Ft.

Proposed wells
Existing Wells
Penetration Point
0/92/92 Net Gas/Net Oil/Net Sd
------ LKO (-12212′) Lowest Known Oil
-------- Est Prod. Limits

2B-41

Upper Hemlock Net Sand Isopach Redoubt Unit

13
17
24
20
D1
-11868
0/37/37
4 B
-11643
-11608
0/82/82
-11779
0/62/62
-11633
6 -11686
0/93/93
-12047
0/0/95
-11994
-11652
RU 7
0/104/104
2A
0/103/103
-12276
0/0/78
5 B
3 A
RU 2 A
-11738
0/92/92
-12051
0/56/60
40
80
120
TO
-11686 SSTVD Upr. Hemlock
0/93/93 Net gas/Net oil/Net sand

2B-42

Middle Hemlock Net Sand Isopach
Redoubt Unit

13
18
-11868
0/ /65
17
TO
-11643
0/67/67
1
-11608
2
0/78/78
11994
4
4A
0/10/>30
0/83/83
6
-11686
-11652
2A
19
0/64/64
20
24
-12276
0/61/61
0/0/63
5B
3A
-11738
0/78/78
-12051
0/0/43
3
-11686 SSTVD Mid. Hemlock
0/78/78 Net gas/Net oil/Net sand

2B-43

RU 3 – RU 5A – RU 2 – RU 7A – RU 6 – RU 1 – RB 1 Cross Section (SW – NNE)

RU 3
RU 5 A
RU 2
RU 7 A
RU 6
RU 1
RB 1
RU 3 Gas
Lwr. Tyonek Sds
Upr. Hemlock
Silt Zone
Mid. Hemlock
Lwr. Hemlock
W. Foreland
Proposed
RU 5 B

2B-44

Pan Am 29690 No.1 – RU 2 – RU 5 A _ RU 3 Cross Section (NNW – SE Dip Section)

29690 No. 1
RU 2
RU 5 A
RU 3
RU 3 Gas
Lwr. Tyonek Sds
Upr. Hemlock
Silt Zone
Mid. Hemlock
Lwr. Hemlock
W. Foreland
Proposed
RU5 B

2B-45

2B-46

EXHIBIT 3

3-1

EXHIBIT 4

RALPH E. DAVIS
ASSOCIATES, INC.

May 4, 2010

Cook Inlet Energy
4141 B Street, Suite 302
Anchorage, Alaska 99503

Gentlemen

At the request of Miller Petroleum, Inc. ("Miller"), your parent company, in connection with Miller's Annual Report to its shareholders, the firm of Ralph E. Davis Associates, Inc ("Davis") of Houston, Texas USA has prepared an estimate of the oil and natural gas reserves on specific leaseholds in which Cook Inlet Energy (CIE) has interest for CIE and Miller. This report presents our estimate of the proved developed producing, proved developed non-producing and proved undeveloped as well as the probable and possible reserves anticipated to be produced from those leaseholds and remaining as of April 30, 2010. The subject properties are located in the State of Alaska, USA. This report was completed on May 4, 2010.

Davis has reviewed 100% of CIE's proved, probable and possible properties located in Alaska. It is our opinion that these properties represent all of CIE's oil and gas assets that may be classified as proved, probable or possible as per the Securities Exchange Commission directives as detailed later in this report.

The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210—Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application § 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975. A summation of these definitions is included as a portion of this letter.

It should be understood that the various reserve categories have different risk associated with them. Proved reserves are more likely to be produced than probable reserves; and, probable reserves are more likely to be produced than possible reserves. Therefore the different reserve categories should not be considered to be directly additive.

We have also estimated the future net revenue and discounted present value associated with these reserves as of April 30, 2010, utilizing a scenario of non-escalated product prices as well as non-escalated costs of operations, i.e., prices and costs were not escalated above current values as detailed later in this report. The present value is presented for your information and should not be construed as an estimate of the fair market value.

1717 St. James Place, Suite 460 Houston, Texas 77056 Office 713-622-8955 Fax 713-626-3664 www.ralphedavis.com
Worldwide Energy Consultants Since 1924

4-1

RALPH E. DAVIS
ASSOCIATES, INC.

Cook Inlet Energy

May 4, 2010
Page 2

The results of our study are summarized as follows:

Estimated Net Reserves and Income Data
Certain Leasehold Interests of
Cook Inlet Energy
As of April 30, 2010

	PROVED				
	PRODUCING	NON-PRODUCING	UNDEVELOPED	EXPENSES	TOTAL
Net Reserves					
Oil/Condensate-MBbls	1,695	855.772	7,679	0	10,230
Gas-MMCF	1,085	0	3,722	0	4,807
Income Data (M$)					
Future Gross Revenue	$111,508.094	$51,975.816	$488,667.125	$ 0.000	$652,151.125
Ad Valorem Taxes	$ 1,201.370	$ 779.239	$ 6,986.688	$ 0.000	$ 8,967.296
Production Taxes	$ 53.461	$ 26.562	$ 261.076	$ 0.000	$ 341.100
Operating Costs	$ 1,808.960	$ 1,664.263	$ 13,133.929	$ 94,233.000	$110,840.148
Capital Costs	$ 275.000	$ 4,000.000	$ 45,950.000	$ 0.000	$ 50,225.000
Future Net Income (FNI)	$108,169.312	$45,505.746	$422,335.438	($94,233.000)	$481,777.406
FNI @ 10%	$ 75,596.359	$26,222.301	$267,256.594	($57,103.397)	$311,971.875

Estimated Net Reserves and Income Data
Certain Leasehold Interests of
Cook Inlet Energy
As of April 30, 2010

	PROBABLE		
	NON-PRODUCING	UNDEVELOPED	TOTAL
Net Reserves			
Oil/Condensate-MBbls	-	6,173	6,173
Gas-MMCF	5,567	3,695	9,262
Income Data (M$)			
Future Gross Revenue	$26,950.873	$395,891.219	$422,842.094
Ad Valorem Taxes	$ 371.189	$ 5,356.052	$ 5,727.241
Production Taxes	$ 0.000	$ 209.808	$ 209.808
Operating Costs	$ 194.400	$ 14,318.019	$ 14,512.419
Capital Costs	$ 2,225.000	$ 62,080.000	$ 64,305.000
Future Net Income (FNI)	$24,160.285	$313,927.312	$338,087.656
FNI @ 10%	$17,047.756	$174,810.344	$191,858.094

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Firm #F-1529

4-2

RALPH E. DAVIS
ASSOCIATES, INC.

Cook Inlet Energy

May 4, 2010
Page 3

Estimated Net Reserves and Income Data
Certain Leasehold Interests of
Cook Inlet Energy
As of April 30, 2010

	POSSIBLE UNDEVELOPED
Net Reserves	
Oil/Condensate-MBbls	1,078
Gas-MMCF	5,203
Income Data (M$)	
Future Gross Revenue	$90,603.781
Ad Valorem Taxes	$ 127.755
Production Taxes	$ 36.647
Operating Costs	$ 2,596.683
Capital Costs	$14,820.000
Future Net Income (FNI)	$71,892.688
FNI @ 10%	$39,039.215

Note: There are differences in the addition as a result of computer program rounding of numbers.

Crude oil volumes are expressed in standard 42 gallon barrels. Gas volumes are expressed in thousand cubic feet (MCF) at the official temperature of 60 degrees Farenheit and pressure base of 14.73 psia.

DATA SOURCE

Basic well and field data used in the preparation of this report were furnished by CIE. Records as they pertain to factual matters such as acreage controlled, the number and depths of wells, reservoir pressure and production history, the existence of contractual obligations to others and similar matters were accepted as presented.

Additionally, the analyses of these properties utilized not only the basic data on the subject wells but also data on analogous properties if needed. Well logs, ownership interest, revenues received from the sale of products and operating costs were furnished by CIE. No physical inspection of the properties was made nor any well tests conducted.

Operating cost data for the previous twelve month period for which data was available were provided by CIE along with an average of each property's lease operating expense and well operating expense for the same time period. This data was used to determine the direct cost of operation for each property or producing unit.

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Firm #F-1529

4-3

RALPH E. DAVIS
ASSOCIATES, INC.

Cook Inlet Energy

May 4, 2010
Page 4

RESERVE ESTIMATES

The reserves presented in this report have been estimated using engineering and geological methods widely accepted in the industry. For the proved developed producing, the estimates were made when considered to be definitive, using performance methods that utilize extrapolations of various historical data including, but not limited to, oil, gas and water production and pressure history. For the other proved producing, proved behind pipe reserves, proved undeveloped reserves, and probable and possible reserves estimates were made using volumetric methods.

The accuracy of reserve estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data. The quantities presented herein are estimated reserves of oil that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty. The reserves are calculated using acceptable methods and procedures and are believed to be reasonable; however, future reservoir performance may justify revision of these estimates.

PRICING PROVISIONS

The unit price used throughout this report for crude oil, condensate and natural gas is based upon the appropriate price in effect the first trading day of each month from May 1, 2009 through April 1, 2010 and averaged for the year.

Crude Oil - The unit price used throughout this report for crude oil is based upon the average of prices for the above indicated period. An average crude oil price of $73.01 per barrel was held constant throughout the contract life of the property. Prices for liquid reserves scheduled for initial production at some future date were estimated using current prices on the same properties. Adjustments were made to this price as follows:

1. Plus $0.995 for non-Redoubt crude.
2. Minus $0.45 for Redoubt crude.
3. Minus the ANS discount of $2.00/bbl was used.
4. Minus a "CISPRI allowance" (a spill response coop) of $0.72/bbl in 2009 escalated at 5% annually.
5. Minus a shipping charge of $1.184/bbl in 2003 escalated at 5% annually.
6. Minus a pipeline tariff of $4.08/bbl.

Natural Gas - The unit price used throughout this report for natural gas is based upon the average of prices for the above indicated period. An average natural gas price of $3.957 per MMBTU was calculated then adjusted by the area differential calculated of $0.884 per MMBTU with a resultant area price of $4.841 per MMBTU. This price was held constant throughout the life of the property. Prices for gas reserves scheduled for initial production at some future date were estimated using current prices on the same properties

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Firm #F-1529

4-4

RALPH E. DAVIS
ASSOCIATES, INC.

Cook Inlet Energy

May 4, 2010
Page 5

Costs – Drilling, operating and abandonment costs were supplied by CIE for each property and were held constant for this report. These costs are based upon Authorities for Expenditure for the actual project or are estimated based upon comparison to similar work within the same area.

FUTURE NET INCOME

Future net income is based upon gross income from future production, less direct operating expenses and taxes. Estimated future capital for development costs was also deducted from gross income at the time it will be expended. No allowance was made for depletion, depreciation, income taxes or administrative expense.

Direct lease operating expense includes direct cost of operations of each lease or an estimated value for future operations based upon analogous properties. Lease operating expense and/or capital costs for drilling and completion were held constant throughout the remaining contract life of the properties.

GENERAL

Cook Inlet Energy has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this investigation. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

You should be aware that state regulatory authorities could, in the future, change the allocation of reserves allowed to be produced from a particular well in any reservoir, thereby altering the material premise upon which our reserve estimate may be based.

We have used all methods and procedures as it considered necessary under the circumstances to prepare this report.

If investments or business decisions are to be made in reliance on these estimates by anyone other than our client, such person with the approval of our client is invited to arrange a visit so that he can evaluate the assumptions made and the completeness and extent of the data available on which the estimates are made.

This report has been prepared for the exclusive use of Cook Inlet Energy and shall not be reproduced, distributed or made available to any other company without the written consent of Ralph E. Davis Associates, Inc. Such consent will not be unreasonably withheld if the report is utilized in its entirety.

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Firm #F-1529

4-5

RALPH E. DAVIS
ASSOCIATES, INC.

Cook Inlet Energy

May 4, 2010
Page 6

Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on its estimates of reserves and future income for the subject properties.

Very truly yours,

RALPH E. DAVIS ASSOCIATES, INC.

L. B. Branum, P.E.
Vice President

STATE OF TEXAS
LLOYD B. BRANUM
42019
REGISTERED
PROFESSIONAL ENGINEER

RALPH E. DAVIS ASSOCIATES, INC.
Texas Registered Firm #F-1529

4-6

RALPH E. DAVIS
ASSOCIATES, INC.

CERTIFICATE OF QUALIFICATION

I, Lloyd B. Branum, of 1717 St. James Place, Suite 460, Houston, Texas 77056 hereby certify:

1. I am an employee of Ralph E. Davis Associates, Inc., that has prepared an estimate of the oil and gas reserves on specific leaseholds in which Cook Inlet Energy has certain interests. The effective date of this evaluation is April 30, 2010.

2. I am Licensed Professional Engineer by the State of Texas, P.E. License number 42019.

3. I attended the University of Missouri at Rolla, Rolla, Missouri and graduated with a Bachelor of Science Degree in Petroleum Engineering in 1970. I have in thirty seven years experience in the Petroleum Industry of which over thirty years experience are in the conduct of evaluation and engineering studies relating to both domestic U.S. oil and gas fields and international energy assets.

4. I have prepared reserve evaluation studies and reserve audits for public and private companies for the purpose of reserve certification filings in foreign countries, domestic regulatory filings, financial disclosures and corporate strategic planning. I personally supervised and participated in the evaluation of the Cook Inlet Energy properties that are the subject of this report.

5. I do not have, nor do I expect to receive, any direct or indirect interest in the securities of Cook Inlet Energy or any affiliated organizations.

6. A personal field inspection of the properties was not made, however, such an inspection was not considered necessary in view of the information available from information, records and the files of the operator of the properties.

SIGNED: May 4, 2010

Lloyd B. Branum, P.E.
Vice President
Ralph E. Davis Associates, Inc.

STATE OF TEXAS
LLOYD B. BRANUM
42019
REGISTERED
PROFESSIONAL ENGINEER

1717 St. James Place, Suite 460 Houston, Texas 77056 Office 713-622-8955 Fax 713-626-3664 www.ralphedavis.com
Worldwide Energy Consultants Since 1924

4-7

EXHIBIT 5A

LEE KEELING AND ASSOCIATES, INC.

PETROLEUM CONSULTANTS

First Place Tower
15 East Fifth Street • Suite 3500
Tulsa, Oklahoma 74103-4350
(918) 587-5521 • Fax: (918) 587-2881

May 7, 2010

Miller Petroleum, Inc.
3651 Baker Highway
P. O. Box 130
Huntsville, Tennessee 37756

Attn: Mr. Deloy Miller
Chairman of the Board

RE: Estimated Reserves and
Future Net Revenue
Oil and Gas Properties Owned by
Miller Petroleum, Inc.
Constant Prices

Gentlemen:

In accordance with the request of Miller Petroleum, Inc. (Miller) in connection with Miller's annual report to its shareholders, we have prepared an estimate of net reserves and future net revenue to be realized from the interests owned by Miller in oil and gas properties located in the Tennessee counties of Campbell, Fentress, Hancock, Morgan, Overton, Roane and Scott. Our estimate includes all of Miller's net reserves. The effective date of this estimate is April 30, 2010. The date on which the report was completed was May 7, 2010, and the results are summarized as follows:

	ESTIMATED REMAINING NET RESERVES		FUTURE NET REVENUE	
RESERVE CLASSIFICATION	Oil (BBL)	Gas (MCF)	TOTAL ($)	Present Worth Disc. @ 10% ($)
Proved Developed				
Producing	49,679	594,652	4,887,377	2,359,519
Non-Producing	6,669	32,185	507,591	223,913
Total All Reserves	56,348	626,837	5,394,968	2,583,432

Note. Totals may not agree with schedules due to computer roundoff.

Future net revenue is the amount, exclusive of state and federal income taxes, which will accrue to the subject interests from continued operation of the properties to depletion. It should not be construed as a fair market or trading value.

WWW.LKAENGINEERS.COM

5A-1

5A-2

5A-3

5A-4

5A-5

EXHIBIT 5B

LEE KEELING AND ASSOCIATES, INC.

PETROLEUM CONSULTANTS

First Place Tower
15 East Fifth Street • Suite 3500
Tulsa, Oklahoma 74103-4350
(918) 587-5521 • Fax: (918) 587-2881

May 24, 2010

Miller Petroleum, Inc.
3651 Baker Highway
P. O. Box 130
Huntsville, Tennessee 37756

Attn: Mr. Deloy Miller
Chairman of the Board

RE: Estimated Reserves and
Future Net Revenue
ETC -Tennessee Properties
ETC II (LLC) Tennessee Properties
Constant Prices

Gentlemen:

In accordance with the request of Miller Petroleum, Inc. (Miller) in connection with Miller's annual report to its shareholders, we have prepared an estimate of net reserves and future net revenue to be realized from the ETC-Tennessee properties (ETC) and ETC II (LLC) Tennessee (ETC II) both recently acquired by Miller and located in the Tennessee counties of Fentress, Morgan, and Scott. (All of ETC II's properties are in Morgan and Scott Counties.) Our estimate includes all of ETC's and ETC II's net reserves. The effective date of this estimate is April 30, 2010. The date on which the report was completed was May 24, 2010, and the results are summarized as follows:

	ESTIMATED REMAINING NET RESERVES		FUTURE NET REVENUE	
RESERVE CLASSIFICATION	Oil (BBL)	Gas (MCF)	Total ($)	Present Worth Disc. @ 10% ($)
Proved Developed				
ETC	25,174	7,282	787,037	462,036
ETC II (LLC)	13,835	17,322	437,453	256,139
TOTAL	39,009	24,604	1,224,490	718,175

Note: Totals may not agree with schedules due to roundoff.

Future net revenue is the amount, exclusive of state and federal income taxes, which will accrue to the subject interests from continued operation of the properties to depletion. It should not be construed as a fair market or trading value.

WWW.LKAENGINEERS.COM

5B-1

5B-2

5B-3

5B-4

EXHIBIT 5C

LEE KEELING AND ASSOCIATES, INC.

PETROLEUM CONSULTANTS

First Place Tower
15 East Fifth Street • Suite 3500
Tulsa, Oklahoma 74103-4350
(918) 587-5521 • Fax: (918) 587-2881

May 19, 2010

Miller Petroleum, Inc.
3651 Baker Highway
P. O. Box 130
Huntsville, Tennessee 37756

Attn: Mr. Deloy Miller
Chairman of the Board

RE: Estimated Reserves and
Future Net Revenue
KTO-Tennessee Properties
Constant Prices

Gentlemen:

In accordance with the request of Miller Petroleum, Inc. (Miller) in connection with Miller's annual report to its shareholders, we have prepared an estimate of net reserves and future net revenue to be realized from the KTO-Tennessee properties (KTO) acquired by Miller Petroleum, Inc. (Miller) and located in the Tennessee counties of Fentress, Morgan, and Scott. Our estimate includes all of KTO's net reserves. The effective date of this estimate is April 30, 2010. The date on which the report was finished was May 19, 2010 and the results are summarized as follows:

	ESTIMATED REMAINING NET RESERVES		FUTURE NET REVENUE	
RESERVE CLASSIFICATION	Oil (BBL)	Gas (MCF)	Total ($)	Present Worth Disc. @ 10% ($)
Proved Developed	19,468	-	588,782	405,713
Possible Undeveloped	38,938	-	1,513,434	1,059,364

Note: Totals may not agree with schedules due to computer roundoff.

Future net revenue is the amount, exclusive of state and federal income taxes, which will accrue to the subject interests from continued operation of the properties to depletion. It should not be construed as a fair market or trading value.

WWW.LKAENGINEERS.COM

5C-1

5C-2

5C-3

5C-4